                                                  Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                              --------------------

                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             --------------------

                             EROLS INTERNET, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                             --------------------

           Delaware                                  51339                                    54-1828700
(State or Other Jurisdiction of           (Primary Standard Industrial          (I.R.S. Employer Identification Number)
Incorporation or Organization)            Classification Code Number)

                             --------------------

                              7921 Woodruff Court
                          Springfield, Virginia 22151
                                (703) 321-8000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             --------------------

                                Dennis J. Spina
                            Chief Executive Officer
                             Erols Internet, Inc.
                              7921 Woodruff Court
                          Springfield, Virginia 22151
                                (703) 321-8000
           (Name, Address and Telephone Number of Agent for Service)

                             --------------------

                                  Copies to:

John L. Sullivan, III, Esquire                    M. Ridgway Barker, Esquire
Anita J. Finkelstein, Esquire                     Randi-Jean G. Hedin, Esquire
Venable, Baetjer and Howard, LLP                  Kelley Drye & Warren LLP
2010 Corporate Ridge, Suite 400                   Two Stamford Plaza
McLean, Virginia  22102                           281 Tresser Boulevard
(703) 760-1600                                    Stamford, Connecticut 06901
                                                  (203) 324-1400

                              -------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                              -------------------


                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                      Proposed Maximum
                     Title Of Each Class Of                               Aggregate                Amount of
                   Securities To Be Registered                        Offering Price(1)       Registration Fee(2)
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share                                 $43,609,150                $13,215

---------------------------------------------------------------------------------------------------------------------
=====================================================================================================================

(1) Includes 437,550 shares of Common Stock which may be purchased by the Underwriters solely to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 456 under the Securities Act of 1933.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY +
+OFFERS TO BUY BE ACCEPTED, PRIOR TO THE TIME THE REGISTRATION STATEMENT       +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, dated December 5, 1997

                               2,917,000 Shares

                             EROLS INTERNET, INC.

                                 Common Stock

                                 -------------

     Of the 2,917,000 shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Erols Internet, Inc. ("Erols" or the "Company") offered hereby (the "Shares"), 2,500,000 Shares are being sold by the Company and 417,000 Shares are being sold by a principal stockholder (the "Selling Stockholder") of the Company. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholder. See "Principal and Selling Stockholders." Prior to this offering, there has been no public market for the Common Stock. It currently is estimated that the initial public offering price will be between $11.00 and $13.00 per Share. See "Underwriting." Application will be made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "EROL."

                                --------------

     An investment in the Shares involves a high degree of risk. See "Risk Factors" beginning on page 7 of this Prospectus.

                                ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION
                             TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================================
                                                      Underwriting
                                  Price to             Discounts            Proceeds to            Proceeds to
                                   Public          and Commissions(1)        Company(2)        Selling Stockholder(3)
---------------------------------------------------------------------------------------------------------------------
Per Share . . . . . . . .            $                     $                      $                      $
---------------------------------------------------------------------------------------------------------------------
Total (3) . . . . . . . .      $                       $                     $                     $
=====================================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the Underwriters a 30-day option to purchase up to 437,550 additional shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will
     be $      , $      , $     and $       , respectively. See "Underwriting."

Cover of Prospectus continued on following page

     The Shares are offered by the several Underwriters when, as, and if delivered to and accepted by the Underwriters and subject to prior sale, the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Shares, against payment therefor, will be made at the offices of Bear, Stearns Securities Corp., 1 Metrotech Center No., Brooklyn, New York 11201, as agent for Gerard Klauer Mattison & Co.,
Inc., on or about            , 1998.

                                  ----------

Gerard Klauer Mattison & Co., Inc.
                           EVEREN Securities, Inc.
                                                       Ferris, Baker Watts
                                                           Incorporated

               The date of this Prospectus is            , 1998.

                                ---------------

          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT OVER-ALLOT, STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING PURCHASING SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER SYNDICATE SHORT POSITIONS IN THE COMMON STOCK OR MAINTAINING THE PRICE OF THE COMMON STOCK AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the financial statements and the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information set forth in this Prospectus gives retroactive effect to (i) the consummation of a 2.3583672-for-1 reverse split of the Common Stock effected on December 5, 1997 and (ii) the elimination of the Company's class of non-voting common stock effected on December 5, 1997, and assumes no exercise of the Underwriters' over-allotment option or of any outstanding options exercisable for Common Stock. For definitions of certain technical and other terms used herein, see "Glossary."

                                  The Company

     Erols is a rapidly growing Internet service provider ("ISP") offering an attractive combination of low priced and high quality Internet access in targeted markets located throughout the densely populated corridor stretching from Massachusetts to Virginia. The Company's goal is to become the premier ISP serving residential subscribers, small and medium-sized businesses and small office/home office ("SOHO") customers in each of its targeted markets. The Company believes that there is a growing demand for high quality Internet access, fueled by heightened consumer awareness, expanding access to modem-equipped computers and increasingly widespread Internet use. According to a study by International Data Corporation ("IDC"), at the end of 1996 approximately 13 million households, or 13% of all U.S. households, were online. By the end of 2001, according to this study, almost 40 million households, or 38% of all U.S. households, are expected to be online--an increase of over 200%. Consistent with this anticipated surge in demand, the Company believes that a key to its future success is its continued ability to expand its base of subscribers while retaining existing ones. Since the inception of ISP operations on August 1, 1995, the Company has become the largest regional ISP in the United States and the eighth largest ISP nationwide, with approximately 272,000 subscribers as of October 31, 1997, a 101% increase from approximately 135,000 subscribers as of December 31, 1996. As of October 31, 1997, the Company's monthly churn rate was approximately 2%, which, the Company believes, is substantially below the prevailing industry average.

     The Company selects its geographic markets based on a number of demographic and economic characteristics, such as the prevalence of computer and modem ownership and current Internet use. Current markets include New York City, Philadelphia, Washington, DC and Boston--the four East Coast markets with the highest density of residential computer ownership and four of the seven highest density residential computer markets nationwide. The Company intends to penetrate further the residential dial-access segment of the ISP market in its existing service areas and enter additional high density urban and suburban markets where demographic or economic attributes suggest a high concentration of potential Internet users. The Company currently operates 56 physical points of presence ("POPs") throughout its geographic markets and, therefore, exercises substantial control over both the quality of its service and its network costs. The Company also currently utilizes 28 "Virtual POPs," which permit subscribers located adjacent to, but outside of the local calling areas of, physical POPs to dial into the Erols network on a local basis through arrangements with local exchange carriers ("LECs"). Because of its regional focus, the Company is positioned to utilize its fixed network infrastructure effectively and to achieve substantial economies of scale.

     The Company focuses its marketing efforts on a geographic basis, making efficient use of its marketing resources to build brand identification and utilizing its existing subscriber base as a source of referrals. The Company's primary direct marketing efforts employ a combination of television, radio, the World Wide Web and print advertising, which is focused on its geographic markets and on the most desirable populations within those markets. In order to design and implement effective marketing programs and efficiently allocate resources among media and markets, the Company monitors the reaction to, and effectiveness of, its advertising programs on an ongoing basis.

     A key element of the Company's strategy is its pricing structure, which offers subscribers competitive fixed pricing for unlimited, high quality Internet access on a month-to-month basis and pursuant to one-, two- and three-year prepaid service agreements. Erols currently offers four pricing plans, at prices ranging from $19.95 per month for month-to-month access to as low as $10.95 per month for a prepaid three-year plan. The Company targets its pricing below its major national competitors, but does not believe that it is necessary to offer the lowest prices in each market, in light of the quality of its network, as well as its growing brand identification and subscriber loyalty. In conjunction with its pricing packages, the Company offers a full money-back guarantee upon cancellation, pro-rated over the unused duration of the service term.

     The Company recently has begun to focus on, and intends to intensify its efforts to penetrate, the market segment composed of small and medium-sized businesses and SOHO users which, the Company believes, represents a natural complement to the Company's existing residential subscriber base. A study by IDC indicates that, nationwide, the market of small and medium-sized businesses currently is comprised of approximately 7.2 million businesses, of which 20% have Internet access. IDC also projects that the number of businesses in this market will increase at an annual rate of 2.2% into the next century and that the percentage of such companies with Internet access will rise to 52% by the year 2000. Presently, the Company's subscriber base consists primarily of residential users whose peak usage occurs during the evenings and weekends. By attracting business customers who utilize network facilities during normal business hours, when the Erols network otherwise is significantly underutilized (as much as 70% idle), the Company aims to achieve optimal network utilization and to generate substantial additional revenues from its targeted business customers at modest incremental cost.

     The Company's network infrastructure currently supports modems with dial-access speeds of up to 56 Kbps. The Company provides new dial-access subscribers with its easy-to-install proprietary access software package, which incorporates a telephone dialer, an e-mail platform, a Web browser (either Netscape Communication Corporation's ("Netscape") Navigator (a registered trademark of Netscape) or Microsoft Corp.'s ("Microsoft") Microsoft(R) Internet Explorer) and SurfWatch(TM) software for parental control over Internet content access. This software package permits simplified access to the Internet through a "point and click" graphical user interface ("GUI"). After installation, the subscriber has a direct connection to the Internet using Point-to-Point Protocol ("PPP") and access to all of the Internet's resources, including e-mail, the World Wide Web, Usenet News service and Internet Relay Chat. The Company's access software automatically displays the Erols World Wide Web site each time a subscriber logs on, providing the Company with the opportunity to communicate with its subscribers at the start of each session. The Company maintains "24 x 7" subscriber and technical support 365 days a year.

     The Company provides high quality Internet access services to its business customers, utilizing high-speed access via ISDN, frame relay, fractional T-1, T-1 and T-3 circuits. It also offers a broad range of Internet-based services, including (i) Global Trader(SM), the Company's turn-key e-commerce solution for small businesses; (ii) Internet security services, including security consulting and virtual private networks; and (iii) Web hosting, design and development services.

     The Company believes that its ability to provide consistently high quality Internet access is key to its future success and devotes substantial resources to ensuring the reliability of its network and the quality of its services. In a comparison of ISPs performed by Inverse Network Technology, Inc. ("Inverse"), for the seven month period from May 1997 to November 1997, the Company's service ranked above the industry average on seven of the eight criteria compared, including rates of call failures.

                            ----------------------

     The Company's principal executive offices are located at 7921 Woodruff Court, Springfield, Virginia 22151, and its telephone number is (703) 321-8000. The Company's address on the World Wide Web is http://www.erols.com. Information posted on the Company's Web site does not constitute a portion of this Prospectus.

                                 The Offering

Common Stock Offered by the Company........2,500,000 shares

Common Stock Offered by the Selling
  Stockholder..............................417,000 shares

Common Stock to be Outstanding after
  the Offering.............................8,336,779 shares (1)

Use of Proceeds............................For repayment of accounts payable and bank debt; expansion and enhancement
                                           of network infrastructure; increased
                                           marketing efforts; and working
                                           capital and general corporate
                                           purposes. The Company will not
                                           receive any of the proceeds from the
                                           sale of Shares by the Selling
                                           Stockholder.

Proposed Nasdaq National Market Symbol.....EROL

Risk Factors...............................An investment in the Shares involves a high degree of risk. See "Risk
                                           Factors" beginning on page 7 of this
                                           Prospectus.

-------------------

(1) Excludes (i) 1,067,550 shares of Common Stock underlying stock options outstanding as of the date of this Prospectus; (ii) 83,670 additional shares reserved for issuance pursuant to the Company's stock option plan; and (iii) 437,550 shares reserved for issuance upon exercise of the Underwriters' over-allotment option.

                            Summary Financial Data
      (Dollar amounts and share data in thousands, except per share data)

                                             Period from
                                            August 1, 1995                                    Nine Months Ended
                                            (inception) to        Year Ended                    September 30,
                                             December 31,        December 31,           -----------------------------
                                                1995                 1996                   1996            1997
                                          ------------------    ---------------         -------------- ---------------
                                                                                                (unaudited)
Statement of Operations Data:
Net revenues.............................        $     126           $ 10,949               $  5,972       $ 24,410
Costs and expenses:
     Cost of revenues....................               63              6,002                  3,529         10,745
     Operations and customer support.....              125              6,227                  3,876          7,098
     Sales and marketing.................              188              9,476                  5,524         15,507
     General and administrative..........               91              2,092                  1,377          2,992
     Depreciation and amortization.......               17              2,014                  1,053          4,360
                                                  ---------          ---------              ---------       -------
Total costs and expenses.................              484             25,811                 15,359         40,702
                                                  ---------          ---------              ---------      --------
Loss from operations.....................             (358)           (14,862)                (9,387)       (16,292)
Other expense, net.......................             (660)            (1,779)                  (900)          (155)
                                                  ---------          ---------              ---------      ---------

Net loss.................................         $ (1,018)          $(16,641)              $(10,287)      $(16,447)
                                                  =========          =========              =========      =========

Net loss per share (1)...................         $  (0.49)          $  (6.86)              $  (4.99)      $  (2.52)
                                                  =========          =========              =========      =========
Weighted average shares outstanding (1)..            2,063              2,427                  2,063          6,518

Other Operating Data:
Number of subscribers--end of period.....            6,344            135,378                 95,866        263,418
Number of POPs--end of period............                2                 67                     36             84
EBITDA(2)................................         $   (342)          $(12,848)              $ (8,334)      $(11,932)
Capital expenditures.....................         $    417           $ 10,174               $  9,183       $  9,966
                                                    As of December 31,                    As of September 30, 1997
                                           --------------------------------------       ------------------------------

                                                                                                               As
                                                1995                    1996              Actual           Adjusted(3)
                                           ----------------          -----------        ------------       -------------
                                                                                                 (unaudited)
Balance Sheet Data:
Working capital deficit (4)..............        $ (1,350)            $ (21,687)          $ (38,712)       $ (11,437)
Property and equipment, net..............             400                10,499              16,075           16,075
Total assets.............................             415                14,559              18,813           41,588
Current portion of unearned revenues (5).             743                12,917              23,677           23,677
Long-term portion of unearned revenues(6)              --                 3,441               7,887            7,887
Total liabilities........................           1,433                29,450              49,100           44,600
Accumulated deficit......................          (1,018)              (17,659)            (34,106)         (34,106)
Total stockholders' deficit..............          (1,018)              (14,891)            (30,286)          (3,011)

-------
(1) Computed on the basis described in Note 2 of the Company's financial statements appearing elsewhere in this Prospectus.
(2) EBITDA represents net earnings (loss) before net interest expense, other expense, income taxes, and depreciation and amortization. EBITDA is a financial measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent, and should not be considered more meaningful than, or an alternative to, net earnings (loss), cash flow or other measures of performance determined in accordance with generally accepted accounting principles.
(3) Gives effect to the sale by the Company of 2,500,000 Shares and the initial application of the estimated net proceeds therefrom (assuming an initial public offering price of $12.00 per share).
(4) Includes the current portion of unearned revenues attributable to the prepayment of long-term subscriptions.
(5) Represents the current portion of unearned revenues attributable to the prepayment of long-term subscriptions.
(6) Represents the long-term portion of unearned revenues attributable to the prepayment of long-term subscriptions.

                                  RISK FACTORS

         An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following Risk Factors, as well as the other information contained in this Prospectus, before making an investment decision. This Prospectus contains forward-looking statements that involve risks and uncertainties. These statements appear throughout this Prospectus and include statements as to the intent, belief or current expectations of the Company and its directors, officers and management, with respect to the future operations, performance or position of the Company. Such forward-looking statements are not guarantees of future events and involve risks and uncertainties. Actual events and results, including the results of the Company's operations, could differ materially from those anticipated by such forward-looking statements, as a result of various factors, including those set forth below and elsewhere in this Prospectus. See " --Forward-Looking Statements."

Limited Operating History; History of Operating Losses

         The Company commenced ISP operations in August 1995 and, accordingly, has a limited operating history. The Company has incurred operating losses and generated negative earnings before net interest expense, other expense, income taxes, and depreciation and amortization ("EBITDA") since it commenced ISP operations, including operating losses of approximately $14.9 million and negative EBITDA of approximately $12.8 million for the year ended December 31, 1996 and operating losses of $16.3 million and negative EBITDA of $11.9 million for the nine months ended September 30, 1997. (EBITDA is a financial measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent, and should not be considered more meaningful than, or an alternative to, net earnings (loss), cash flow or other measures of performance determined in accordance with generally accepted accounting principles.) As of September 30, 1997, the Company had an accumulated deficit of approximately $34.1 million. The Company expects that it will continue to incur operating losses at least through October 1998. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow in the future.

Substantial Liabilities for Unearned Revenues

         In addition to month-to-month service, the Company offers one-, two- and three-year subscriptions for Internet access, which generally are paid for in advance. Such subscriptions are subject to cancellation with a full refund for the first 30 days and to cancellation with a pro-rated refund thereafter. The Company recognizes such revenues over the term of each such subscription, resulting in material short- and long-term liabilities for unearned revenues. As of December 31, 1996, the Company's short- and long-term liabilities for unearned revenues were approximately $12.9 million and $3.4 million, respectively and, as of September 30, 1997, were approximately $23.7 million and $7.9 million, respectively. Inasmuch as cancellation of subscriptions necessitates the payment of refunds, cancellation by a significant number of the Company's subscribers could require immediate cash payment of material sums. Such payments could materially impair the Company's existing operations, planned future expansion and ability to operate and compete effectively. If refunds were to exceed the Company's available cash resources, the Company would be required to seek additional resources through sales or issuances of equity or debt securities, credit facilities or other borrowings. There can be no assurance that such additional resources, if required, would be available in a timely manner, on terms acceptable to the Company, or at all. Further, any additional equity financing could be dilutive to the Company's then-existing stockholders and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters. If the Company were unable to obtain additional financing as needed, it could be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Need for Additional Working Capital

         The Company believes that the net proceeds from this offering, together with other available cash, will be sufficient to meet its operating expenses and capital requirements at least through March 1999. However, the Company's capital requirements depend on numerous factors, including the number of subscriber cancellations; the rate of market acceptance of the Company's services; the Company's ability to maintain and expand its subscriber base; the rate of expansion of the Company's network infrastructure; the level of resources required to expand the Company's marketing and sales organization, information systems and research and development activities; the availability of hardware and software provided by third-party vendors; and other factors. In particular, a significant decrease in the rate of expansion of the Company's subscriber base could place a strain on or exhaust the Company's available cash resources. The timing and amount of such capital requirements are not entirely within the Company's control and cannot accurately be predicted. If capital requirements materially exceed those currently anticipated, the Company may require additional financing sooner than anticipated. The Company has no commitments for additional financing, and there can be no assurance that any such additional financing would be available in a timely manner, on terms acceptable to the Company, or at all. Further, any additional equity financing could be dilutive to the Company's then-existing stockholders and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters. If the Company were unable to obtain additional financing as needed, it could be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Competition

         The market for Internet access services is extremely competitive and highly fragmented. Inasmuch as there are no significant barriers to entry, the Company believes that competition in this market will intensify. The Company believes that its ability to compete successfully will depend on a number of factors, including strong market presence in its targeted geographic regions; the adequacy of the Company's subscriber and technical support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

         The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies; (v) regional Bell operating companies ("RBOCs");
(vi) cable operators; and (vii) nonprofit or educational ISPs. Many of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. The entry of new participants would result in substantially greater competition for the Company. The ability of competitors to bundle services and products with Internet access could place the Company at a significant competitive disadvantage. In addition, competitors in the telecommunications industry may be able to offer their subscribers reduced communications costs in connection with their Internet access services, thereby reducing the overall cost of Internet access and significantly increasing pricing pressures on the Company. Certain of the Company's online competitors, including America Online, Inc. ("America Online"), the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates that are equal to the Company's $19.95 monthly rate for month-to-month service. Certain of the RBOCs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). As a result, competition for active users of Internet services has intensified. The Company believes that its long-term subscriptions are a key to its future success. There can be no assurance that its competitors will not introduce similar pricing plans at comparable or more attractive prices in the future or that the Company will not be required to reduce its prices to match competition. There also can be no assurance that the Company will be able to offset any adverse effect on revenues of any necessary price reductions resulting from competitive pricing pressures by increasing the number of its subscribers, by generating higher revenue from enhanced services, by reducing costs, or otherwise.

         Future competition also may arise with respect to overseas markets in which the introduction of Internet services is in an early stage. The Company is not presently seeking to penetrate overseas markets. To the extent that the ability to provide Internet services overseas becomes a competitive advantage in the Internet services industry, any delay by or failure of the Company in penetrating overseas markets may place the Company at a competitive disadvantage.

Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication

         The Company's business is dependent upon use of the Internet, primarily by individuals and, to a lesser extent, by businesses. The Company's success will depend in part upon the continuing development and expansion of the Internet and the market for Internet access. See "Business--Industry Background." Critical issues concerning business and personal use of the Internet (including security, reliability, cost, ease of use, access and quality of service) remain unresolved and may significantly affect the growth of Internet use, and additional use-related issues may arise in the future. In addition, the volume of Internet traffic is constrained by available bandwidth. To the extent that bandwidth is insufficient to efficiently carry an expanding volume of traffic, users may find the Internet an unacceptable medium of commerce and communication and, as a result, may seek alternative media. Acceptance of the Internet for commerce and communications generally requires that potential users accept a new way of conducting business and exchanging information, industry participants continue to provide new and compelling content and applications, and the Internet provide a reliable and secure computer platform. There can be no assurance that the Internet market will grow or as to the rate of such growth. Moreover, the novelty of the Internet access market may also adversely affect the Company's ability to retain new subscribers, as subscribers unfamiliar with the Internet may be more likely to discontinue the Company's services after an initial trial period. See "Business--Subscribers, Customers and Turnover." A diminution in the growth of demand for Internet services or an absolute decrease in such demand could have a material adverse effect on the Company.

Rapid Technological Change; Evolving Industry Standards

         The market for Internet access services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. The Company's success will depend in part on its ability to identify and use leading technologies effectively, to continue to develop its technical capabilities, to enhance its existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace or provide lower-cost alternatives to the Company's existing services. The adoption of such new industry standards could render the Company's existing services obsolete and unmarketable or require reduction in the fees charged therefor. For example, the Company's services currently rely on the widespread commercial use of Transmission Control Protocol/Internet Protocol ("TCP/IP"). Alternative open and proprietary protocol standards that compete with TCP/IP, including proprietary protocols developed by International Business Machines Corporation ("IBM") and Novell, Inc. have been or are being developed. The widespread acceptance of these or other protocols could have a material adverse effect on the Company.

         The Company's business is also sensitive to fundamental changes in the method of Internet access delivery. Currently, the Internet is accessed primarily via computers connected by telephone lines. A number of alternative methods for users to connect to the Internet, including cable modems, satellites and other wireless telecommunications technologies, currently are under development. As the Internet becomes accessible through these technologies, or as user requirements as to access methods change, the Company will have to develop new technology or modify its existing technology. The Company's pursuit of these technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its Internet access business to alternate access methods. Any failure on the part of the Company to identify, adopt and use new technologies effectively, to develop its technical capabilities or to develop new services or enhance existing services in a timely and cost-effective manner could have a material adverse effect on the Company.

         ISPs participate in the Internet through contractual "peering arrangements" with Internet companies. These contractual arrangements are not subject to regulation and could be subject to revision in terms, conditions or costs over time.

Dependence on Telecommunications Carriers and Other Suppliers

         The Company relies on local telephone companies and others to provide data communications via local telecommunications lines and leased long distance lines. From time to time, the Company has experienced difficulties and delays in receiving telecommunications services, and there can be no assurance that the Company will be able to obtain such services on the scale and within the time frame required by the Company, on acceptable terms or at all. Certain components used by the Company in providing its network services are currently acquired from limited sources. Ascend Communications, Inc. ("Ascend") is the largest supplier providing servers and modems comprising 71.4% of network hardware costs as of December 31, 1996 and 72.3% of such costs as of September 30, 1997. The Company also depends on third-party software vendors to provide much of its Internet software, including Netscape's Navigator and Microsoft's Internet Explorer, the World Wide Web browser software that the Company licenses from Netscape and Microsoft, respectively. See "Business--Proprietary Rights." Failure of the Company's suppliers to provide components and products in the quantities, at the quality levels or at the times required by the Company, or the Company's inability to develop alternative sources of supply if required, could have a material adverse effect on the Company's ability to effectively support its growth and result in delays in and increase its costs of expansion. Moreover, because Netscape Navigator and Microsoft Internet Explorer are the two most widely used Web browsers, the failure of both Netscape and Microsoft to continue to provide World Wide Web browser software to the Company at commercially acceptable costs could have a material adverse effect on the Company. The Company's suppliers and telecommunications carriers also sell or lease services and products to the Company's competitors, and some of these carriers are, and in the future others may become, competitors of the Company. There can be no assurance that the Company's suppliers and telecommunications carriers will not enter into exclusive arrangements with the Company's competitors or otherwise stop selling or leasing their services or products to the Company, which events could have a material adverse effect on the Company.

Capacity Constraints

         Demand in excess of capacity has occurred, and may occur in the future, both at the level of particular POPs (affecting only subscribers attempting to use that POP) and in connection with system-wide services (such as e-mail and news services, which can affect all subscribers). From time to time, the Company has experienced delayed delivery from suppliers of new telephone lines, modems, servers and other equipment used by the Company in providing its services. Any shortage of new telephone lines, modems, servers or other equipment could result in a strain on incoming access lines during peak times, causing busy signals for subscribers who are trying to connect to the Internet. Similar problems may occur if the Company is unable to expand the capacity of its various servers to keep pace with demand. If the capacity of such servers is insufficient to meet demand, subscribers will experience delays when trying to use a particular service. Further, if the Company does not maintain sufficient capacity in its network connections, subscribers will experience a general slow-down of all services. Any one of these events could cause subscribers to terminate use of the Company's services. Accordingly, any failure of the Company to expand or enhance its network infrastructure on a timely basis, or to adapt it to an expanding subscriber base, changing subscriber requirements or evolving industry standards, could have a material adverse effect on the Company.

Reliance on Network Infrastructure; Risk of System Failure; Security Risks

         The Company's business and operations are dependent upon the capacity, reliability and security of its network infrastructure and upon the Company's ability to protect that infrastructure from, or construct infrastructure that is not vulnerable to, damage from fire, earthquakes, floods, power loss, telecommunications failures and similar events. The Company's system of POPs is, and will continue to be, centralized at various locations within its service areas. In addition, a significant portion of the Company's computer equipment, including components critical to the operation of its Internet backbone, are located in its Network Operations Center ("NOC") in Springfield, Virginia (outside of Washington, DC). See "Business--Network Infrastructure." The Company does not presently maintain redundant or backup Internet services or other redundant computing and telecommunication facilities, although the Company's NOC is equipped with a 175 kilowatt diesel emergency generator as well as multiple uninterruptible power supplies ("UPS") and multiple independent heat, ventilation and air-conditioning ("HVAC") systems. Therefore, any accident, incident or system failure that causes disruptions in the Company's operations either at the NOC or at one or more of the Company's POPs, could have a material adverse effect on the Company. In addition, failure by the Company's telecommunications providers to supply the data communications capacity required by the Company, as a result of a natural disaster, operational disruption, or for any other reason, likewise could cause disruptions in the provision of services by the Company to its subscribers with the potential for a material adverse effect on the Company.

         The Company's network infrastructure is vulnerable to computer viruses and other similar disruptive problems caused by its users, other Internet users or other third parties. Computer viruses and other problems could lead to interruptions of, delays in, or cessation of service, by the Company, as well as corruption of the Company's or its subscribers' computer systems. Inappropriate use of the Internet potentially could also cause dissemination of unwanted, inappropriate or objectionable materials to Erols subscribers and jeopardize the security of confidential information stored in the computer systems of the Company or its subscribers, which could deter certain persons from using the Company's services or cause losses to the Company or its subscribers. The Company believes that its subscribers increasingly will use the Internet for commercial transactions. Any network malfunction or security breach could cause these transactions to be delayed, not completed or completed with compromised security. Although the Company intends to continue to implement and maintain security measures, such measures have been circumvented in the past and may be defeated in the future. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may cause interruptions, delays or cessation in service to the Company's subscribers, which could have a material adverse effect on the Company. In addition, there can be no assurance that subscribers or others will not assert claims of liability against the Company as a result of these events. See "--Potential Liability." Further, until more comprehensive security technologies are developed and implemented, security and privacy concerns of existing and potential subscribers may inhibit the growth of the Internet access services industry in general and of the Company's user base in particular.

         While the Company believes that its software applications are year 2000 compliant, there can be no assurance until the year 2000 that all systems then will function adequately. Further, if the software applications of LECs, long distance carriers or others on whose services the Company depends are not year 2000 compliant, such noncompliance could have a material adverse effect on the Company.

Management of Growth

         The Company has experienced significant growth. This growth has placed, and may to continue to place, significant strain on the Company's managerial, operational, financial and other resources. From time to time, in the past, the Company has experienced difficulties satisfying the demand for its Internet access services. The Company believes that its performance and success will depend in part on its ability to manage its growth effectively. This, in turn, will require ongoing enhancement of its operating, administrative and financial and accounting systems, improvement of coordination among engineering, accounting, finance, marketing and operations functions, and the expansion of its work force and the training and management of its personnel. There can be no assurance that the Company will be able to manage its growth effectively, or that the Company's facilities, systems, procedures or controls will be adequate to support its operations. The inability of the Company to manage its growth effectively could have a material adverse effect on the Company.

Dependence on Key Personnel

         The Company is highly dependent on the technical and managerial skills of its key employees, including technical, sales, marketing, information systems, financial and executive personnel. Therefore, the success of its business is highly dependent upon its ability to retain such personnel and to identify, hire and retain additional personnel as the need arises. Competition for key personnel, particularly persons having technical expertise, is intense and there can be no assurance that the Company will be able to retain existing personnel or to identify or hire additional qualified personnel. The need for such personnel is particularly important in light of the anticipated demands of future growth. The inability of the Company to attract, hire or retain necessary personnel could have a material adverse effect on the Company. See "Management."

         The Company also is highly dependent on the continued services of its senior management team, which currently is composed of a small number of individuals. While certain executive officers and key employees are parties to employment agreements with the Company, such agreements are of limited duration and are subject to termination under certain circumstances. See
"Management--Employment Agreements and Related Arrangements."

Government Regulation

         The Company provides Internet access services in part through data transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for wire-line communications. Although the Company is not currently subject to direct regulation by the Federal Communications Commission (the "FCC") or any other governmental agency (other than regulations applicable to businesses generally), due to the increasingly widespread use of the Internet it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, libel, intellectual property protection and infringement, and technology export and other controls. It also is possible that the Company could become subject to regulation by the FCC or another regulatory agency as a provider of basic telecommunications services. Such changes in the regulatory structure and environment affecting the Internet access market, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood of competition from the RBOCs or other telecommunications companies, could affect the prices at which the Company may sell its services. For example, the FCC is considering whether ISPs should be required to pay access charges to local telephone companies for each minute that dial-access users spend connected to ISPs through telephone company switches. In addition, some telephone companies are seeking similar relief through state regulatory agencies. Such rules, if adopted at either the federal or state level, could have a material adverse effect on the Company.

         The Telecommunications Act of 1996 (the "Telecommunications Act") contains provisions that lift certain restrictions relating to the RBOCs' ability to engage directly in the Internet access business. The Telecommunications Act also makes it easier for national long distance carriers such as AT&T Corp. ("AT&T") to offer local telephone service and allows RBOCs to provide electronic publishing of information and databases. Competition from these companies could have a material adverse effect on the Company. See "--Competition."

         The Company, through a to-be-formed wholly owned subsidiary, intends to apply to the Commonwealth of Virginia, the State of Maryland and the District of Columbia to become a competitive local exchange carrier ("CLEC") and may, in the future, seek CLEC status in other states as well. To the extent the Company obtains such authorizations and commences CLEC operations, the telecommunications services provided by such operations will be subject to regulation. At the federal level, the FCC has jurisdiction over interstate telecommunications services. State regulatory commissions exercise jurisdiction over intrastate services. Additionally, municipalities and other local government agencies may regulate certain aspects of the Company's business, such as use of rights-of-way. The Telecommunications Act requires the FCC to establish a subsidy mechanism for universal telephone service, to which the Company will be required to contribute based on its telecommunications revenues. In addition, the Telecommunications Act requires all LECs, including CLECs, to make services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of local telecommunication traffic, provide dialing parity and telephone number portability, and ensure that their services are accessible to and usable by persons with disabilities. The Telecommunications Act reserves to the individual states the authority to impose their own regulations of local exchange services, including state universal service subsidy programs, so long as this regulation is not inconsistent with the requirements of the Telecommunications Act. The Company is unable to predict the final form of such regulation or its potential impact on the Company. In its provision of interstate, international and intrastate services as a CLEC, the Company generally will be subject to tariff filing requirements setting forth the terms, conditions and prices for services, prior to offering telecommunications services. At the state level, the Company will also be subject to state certification proceedings as a CLEC. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services consistent with the public interest. Under some state statutes, changes in the ownership of the Company's outstanding voting securities also may trigger additional state public utility commission approval. For example, in certain jurisdictions, an investor who acquires as little as 10% of the Company's voting securities may have to obtain prior approval of the acquisition of such securities because such ownership might be deemed to constitute an indirect controlling interest in a CLEC. While uncommon, challenges to these tariffs and certificates by third parties could cause the Company to incur substantial legal and administrative expenses. Many states also have additional regulatory requirements such as minimum service quality reporting, subscriber service and uniform LEC accounting requirements.

         Although the Telecommunications Act has eliminated most legal barriers to entry into the CLEC market, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company's ability to offer such services. For example, with the passage of the Telecommunications Act and the anticipated increase in the level of competition faced by incumbent LECs, the FCC could grant incumbent LECs substantial pricing flexibility with regard to interstate access services. It is also anticipated that the prices incumbent LECs charge for access services will be substantially reduced as a result of the FCC's reform of the current access charge regime and the adoption of universal service rules. Similarly, a number of states have allowed incumbent LECs rate and tariff flexibility, particularly for services deemed subject to competition. Such price competition could have a material adverse affect on the Company.

Potential Liability

         The law relating to the liability of ISPs and online services companies for information carried on or disseminated through their networks currently is unsettled, and while a number of private lawsuits seeking to impose such liability have been litigated, the absence of decisional law in most jurisdictions results in substantial uncertainty. Prior to the enactment of the Communications Decency Act of 1996 (the "CDA"), which is Title V of the Telecommunications Act, a federal district court held that an online service provider could be found liable for defamation, on the ground that the service provider exercised active editorial control over postings to its service. The CDA contains a provision which, one court has held, shields ISPs from such liability for material posted to the Internet by their subscribers or other third parties. Other courts have held that online service providers and ISPs may, under certain circumstances, be subject to damages for copying or distributing copyrighted materials. Although only a few such claims have been asserted against the Company to date and all have been resolved in a manner favorable to the Company, there can be no assurance that such claims will not be asserted in the future, or if asserted, will not be successful. Furthermore, although the Company has attempted to limit its liability by the terms of its standard service agreement, there can be no assurance that the Company's liability would be so limited in the event of any litigation or other claim against the Company.

         As enacted, the CDA imposed fines on any entity that (i) by means of a telecommunications device, knowingly sends indecent or obscene material to a minor; (ii) by means of an interactive computer service, sends or displays indecent material to a minor; or (iii) permits any telecommunications facility under such entity's control to be used for the foregoing purposes. That provision, as applied to indecent material, has been declared unconstitutional by the United States Supreme Court. While the Clinton Administration has announced that it will not seek passage of similar legislation to replace this provision, action by Congress in this area remains possible. At present, the Company exercises editorial control over Internet postings only to the extent of blocking Web sites and Usenet News groups when the Company becomes aware that such sites or groups offer child pornography. Counsel has informed the Company that such material is illegal in all U. S. jurisdictions.

         The Company also exercises control over postings to Usenet News groups in order to mitigate "spamming," or the excessive posting of multiple messages to those groups. The Company believes that its policies with respect to control of spamming are consistent with those of other ISPs.

         As the law in this area develops, the potential that liability might be imposed on the Company for information carried on and disseminated through its network could require the Company to implement measures to comply with applicable law and reduce its exposure to such liability, which could require the expenditure of substantial resources or the discontinuation or modification of certain service offerings. Any costs incurred as a result of such expenditures or in contesting any such asserted claims, the consequent imposition of liability, or any adverse publicity resulting from any of the foregoing, could have a material adverse affect on the Company.

Proprietary Rights; Risk of Infringement

         The Company believes that its success is dependent in part on its technology and its continuing right to use such technology. The Company relies on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its technology. Since December 1996, it has been the Company's policy to require employees and consultants and, when appropriate, suppliers, to execute confidentiality agreements upon the commencement of their relationships with the Company. There can be no assurance that the steps taken by the Company will be sufficient to prevent misappropriation of its technology and other proprietary property or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

         There can be no assurance that third parties will not assert that the Company's services or its users' content infringe their proprietary rights. From time to time, the Company has received communications from third parties alleging that certain of the names or marks for the Company's services or its users' content infringe the trademarks of such third parties. In such event, it is the Company's practice to inform its user of receipt of such notice and to disavow any control over the user to the complaining party. To date, no such claims have had an adverse effect on the Company's ability to market and sell its services. See "Business--Legal Proceedings." However, there can be no assurance that infringement claims will not be asserted against the Company in the future. Such claims could result in substantial costs and diversion of resources, even if ultimately decided in favor of the Company, and could have a material adverse effect on the Company, particularly if judgments on such claims were adverse to the Company. In the event a claim is asserted alleging that the Company has infringed the intellectual property or information of a third party, the Company may be required to seek licenses to continue to use such intellectual property. There can be no assurance, however, that such licenses would be offered or could be obtained on commercially acceptable terms, if at all. The failure to obtain necessary licenses or other rights could have a material adverse effect on the Company.

         The Company has obtained authorization, typically in the form of a license, to distribute third-party software incorporated in the Erols access software product for Windows 3.1, Windows 95, Windows NT and Macintosh platforms. The Company plans to maintain or negotiate renewals of existing software licenses and authorizations. The Company may want or need to license other applications in the future. The failure to renew existing software licenses and authorizations or license other applications could have a material adverse effect on the Company. See "Business--Proprietary Rights."

         In 1991, a corporation owned by Erol M. Onaran, the Selling Stockholder, sold its video rental business assets to Blockbuster Entertainment Corporation, now a division of Viacom, Inc.

("Blockbuster"). In 1992, the Company (then under the name "OEO, Inc.") purchased from Blockbuster the exclusive license to the registered service marks "Erol's" and "Erol's Since 1963" (the "Service Mark License"), for use in connection with the sale, rental and/or service of videocassette recorders, camcorders, color televisions and other video equipment and related accessories. The Service Mark License contains certain restrictions on the use of these marks for other purposes. The initial Service Mark License was for a three-year term, and was renewable at the option of the licensee (the Company) for successive three-year terms. Under the terms of the Service Mark License, the licensee was to pay a renewal fee of $100. While the Company tendered the $100 payment of this fee in 1995, this check has not been cashed. Although the Company has sent correspondence to Blockbuster regarding this matter, no replies have been forthcoming. Given the lack of response from Blockbuster, there can be no assurance that Blockbuster will not assert a claim for trademark infringement or breach of contract or that the Company will not be required to take other actions, which may include changing its name, in the future. In the event that Blockbuster were to assert such a claim, the Company believes that it has substantial defenses to, and the Company would vigorously defend against, any such claim. See "Business--Proprietary Rights."

Continued Control by Current Stockholders

         The Company's principal stockholders, officers and directors will beneficially own an aggregate of approximately 65.0% of the Company's outstanding shares of Common Stock (assuming no exercise of outstanding options exercisable on or prior to January 29, 1998) after completion of this offering (approximately 61.7% if the Underwriters' over-allotment option is exercised in full). If outstanding options held by such holders exercisable on or prior to January 29, 1998 were exercised, the Company's principal stockholders, officers and directors would own an aggregate of approximately 65.5% of the outstanding shares of Common Stock (approximately 62.3% if the Underwriters' over-allotment option is exercised in full). Therefore, purchasers of the Shares will not have the ability to approve or disapprove matters affecting the Company that are submitted to a vote of the stockholders, and will not have the ability to elect any of the Company's directors, all of which power will be retained by the Company's principal stockholders. Because they will not have the ability to control decisions with respect to management and operations of the Company, no one should invest in the Shares unless such purchaser is willing to entrust all aspects of the Company's business to the discretion of the principal stockholders. See "Management" and "Principal and Selling Stockholders."

Dilution

         Purchasers of Shares in this offering will incur immediate and substantial dilution of $12.36 per Share (assuming an initial public offering price of $12.00 per Share). To the extent that outstanding options are exercised, purchasers of Shares will experience additional dilution. See "Dilution."

Certain Anti-Takeover Provisions

         Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Charter") and Bylaws and of the Delaware General Corporation Law (the "Delaware Corporation Law") could delay or impede the removal of incumbent directors, make more difficult a merger, tender offer or proxy contest involving the Company, and could discourage a third party from attempting to acquire control of the Company, even if such events would be beneficial to the interests of some or all of the Company's stockholders. In particular, the classification of the Board of Directors could have the effect of delaying a change in control of the Company. See "Management--Classified Board of Directors." In addition, the Charter authorizes the Board of Directors to provide for the issuance of shares of Preferred Stock of the Company in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, any series of Preferred Stock and to fix the number of shares of any series of Preferred

Stock and the designation of any such series, subject to the consent of the existing holders of Preferred Stock in certain instances. The Company has no current plans to issue any such Preferred Stock. The Company is also subject to the provisions of Section 203 of the Delaware Corporation Law. In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless certain conditions are met. See "Description of Capital Stock--Certain Provisions of the Company's Charter and Bylaws and of Delaware Law."

No Prior Public Market for Common Stock; Arbitrary Determination of Offering Price; Potential Volatility of Stock Price

         Prior to this offering, there has been no public market for the Common Stock. Although the Company intends to apply to have the Common Stock approved for quotation on the Nasdaq National Market, there can be no assurance that that application will be approved, that a public trading market for the Common Stock will develop or continue after this offering, or that the initial public offering price will correspond to the price at which the Common Stock will trade subsequent to this offering. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters, will not necessarily be related to the Company's book value, net worth or other established criteria of value, and may not be indicative of the market price of the Common Stock following this offering. Factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the history and prospects of the Company's industry; the Company's past, present and anticipated operations; its past, present and anticipated earnings and current financial position; and an assessment of the Company's management.

         The stock market has experienced price and volume fluctuations that have particularly affected the stocks of technology companies, resulting in changes in the market prices of stocks of many companies that may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock following this offering. In addition, the market price of the Common Stock following this offering may be highly volatile. Factors such as variations in the Company's interim financial results, comments by securities analysts, announcements of technological innovations or new products by the Company or its competitors, changing market conditions in the industry (including changing demand for Internet access) changing government regulations, developments concerning the Company's proprietary rights or litigation, many of which are beyond its control, may have a material adverse effect on the market price of the Common Stock.

         The Company's operating results, cash flows and liquidity may fluctuate significantly over time. The Company's revenues depend on its ability to attract and retain subscribers. The Company generally offers its new subscribers a money-back guarantee pro-rated over the unused duration of the service term and subscribers to the Company's services have the option of discontinuing their service for any reason. The Company's expense levels are based in part on its expectations as to future revenues. To the extent that revenues are below expectations, the Company may be unable or unwilling to reduce expenses proportionately, and operating results, cash flows and liquidity therefore could be adversely affected. Due to the foregoing factors, it is likely that, from time to time in the future, the Company's quarterly or other operating results and/or growth rate will be below the expectations of public market analysts and investors. Such a failure to meet market expectations could have a material adverse effect on the market price of the Common Stock.

Shares Eligible for Future Sale

         Upon completion of this offering, there will be 8,336,779 shares of Common Stock outstanding (8,774,329 shares if the Underwriters' over-allotment option is exercised in full) and 1,067,550 shares reserved for issuance pursuant to currently outstanding stock options under the Erol's Internet, Inc. Stock Plan (the "Stock Plan") and other outstanding options. Of the outstanding shares, the 2,917,000 Shares (3,354,550 Shares if the Underwriters' over-allotment option is exercised in full) offered hereby will be freely tradable without restriction. 4,240 of the remaining shares will become freely tradable and an additional 4,923,445 of the remaining shares held by affiliates of the Company will become eligible for sale pursuant to the volume and other restrictions and requirements of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") 90 days following the date of this Prospectus. The balance of the outstanding shares are held by affiliates of the Company and will become eligible for sale pursuant to the volume and other restrictions and requirements of Rule 144 on May 9, 1998 (262,894 shares) and September 16, 1998 (229,200 shares). The Company intends to register the issuance and resale of shares of Common Stock issuable upon exercise of outstanding options and, accordingly, when so registered and issued, such shares will be freely tradable except to the extent held by affiliates of the Company, as to which the volume and other restrictions and requirements of Rule 144 will apply.

         Sales of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock prevailing from time to time and could impair the Company's future ability to raise capital through a sale of its equity securities. The Company and each of its directors, officers, stockholders, and option holders has agreed not to, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock, each of its directors, officers, stockholders and option holders has agreed not to exercise any registration rights relating to any shares of Common Stock and the Company has agreed that it will not file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any securities, for a period of 180 days after the date of this Prospectus, without the prior written consent of Gerard Klauer Mattison & Co., Inc., except that the Company may grant options under the Stock Plan and may issue shares of Common Stock upon exercise of outstanding options after the date of this Prospectus pursuant to the Stock Plan without such consent so long as such option holders become subject to the same restrictions. See "Principal and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

Absence of Cash Dividends

         The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

Forward-Looking Statements

         The statements contained in this Prospectus that are not historical fact are "forward-looking statements," which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates," the negatives thereof or other variations thereon or comparable terminology, and include statements as to the intent, belief or current expectations of the Company and its directors, officers and management with respect to the future operations, performance or position of the Company. These forward-looking statements are predictions. No assurances can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these forward-looking statements are based upon a variety of assumptions relating to the business of the Company, which, although considered reasonable by the Company, may not be realized. Because of the number and range of the assumptions underlying the Company's forward-looking statements, many of which are subject to significant uncertainties and contingencies beyond the reasonable control of the Company, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this Prospectus. These forward-looking statements are based on current information and expectation, and the Company assumes no obligation to update. Therefore, the actual experience of the Company and results achieved during the period covered by any particular forward-looking statement may differ substantially from those anticipated. Consequently, the inclusion of forward-looking statements should not be regarded as a representation by the Company or any other person that these estimates will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the Shares are estimated to be approximately $27.3 million at an assumed initial public offering price of $12.00 per share (the mid-point of the range set forth on the cover page of this Prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholder. The Company intends to use approximately $22.5 million of such net proceeds from this offering to (i) repay accounts payable and outstanding bank debt (the "Bank Debt") ($4.5 million); (ii) expand and enhance network infrastructure to support anticipated growth in the Company's subscriber base, further penetrate existing markets and expand into new markets ($12 million); and (iii) increase marketing efforts associated with further penetration and expansion of markets ($6 million). The remaining net proceeds will be available for working capital and general corporate purposes.

         The Bank Debt had an outstanding balance of approximately $500,000 and an interest rate of 10.0% on October 31, 1997, and is due September 25, 1998. The Company intends to repay the Bank Debt immediately following this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

         The amounts expended for each purpose described above, other than for repayment of accounts payable and the Bank Debt, and the timing of such expenditures will be determined in the Company's discretion. The Company's future capital requirements and the allocation of the net proceeds of this offering will depend on many factors, including the rate of market acceptance of the Company's services, the Company's ability to expand and maintain its subscriber base, the rate of expansion of the Company's network infrastructure, the level of resources required to expand the Company's marketing and sales organization, information systems and research and development activities, the availability of hardware and software provided by third-party vendors and other factors. While the Company has, from time to time, engaged in preliminary discussions involving potential acquisitions of complementary product or service lines, other companies or interests in other companies, and may consider or enter into such transactions in the future, it currently has no understandings, commitments or agreements, and is engaged in no active negotiations, with respect to any such transaction.

         Pending application in the Company's business, the net proceeds of this offering will be invested in government securities or short-term, investment grade, interest-bearing securities. The Company believes that the net proceeds from this offering, together with other available cash, will be sufficient to meet the Company's operating expenses and capital requirements at least through March 1999.

                                DIVIDEND POLICY

         The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends, if any, in the future will be at the sole discretion of the Board of Directors.

                                   DILUTION

         The net tangible book value (deficit) of the Company as of September 30, 1997 was approximately $(30,286,000), or $(5.19) per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company, less the amount of total liabilities, divided by the number of
                ----                                  ------- --
shares of Common Stock outstanding. After giving effect to the sale of the 2,500,000 Shares offered by the Company at an assumed initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's pro forma as adjusted net tangible book value (deficit) as of September 30, 1997 would have been approximately $(3,011,000), or $(0.36) per share of Common Stock. This represents immediate dilution of $12.36 per share to new investors and an immediate increase in net tangible book value per share of $4.83 to existing stockholders. The following table illustrates the calculation of this per share dilution:

       Assumed initial public offering price per Share .................................              $12.00
         Net tangible book deficit per share as of September 30, 1997 ..................  $(5.19)
         Pro forma increase in net tangible book value per share attributable
            to new investors............................................................    4.83
                                                                                       -----------
       Net tangible book deficit per share after this offering..........................              $(0.36)
                                                                                                   -----------
       Pro forma dilution per Share to new investors....................................              $12.36
                                                                                                   ===========

      The following table summarizes, as of September 30, 1997, the differences between existing stockholders and new investors purchasing Shares in this offering with respect to the number of shares purchased or to be purchased from the Company and the total consideration and the average price per share paid and to be paid (before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company):


                                         Shares Purchased                Total Consideration             Average
                                   -----------------------------    ------------------------------        Price
                                     Number            Percent          Amount          Percent          Per Share
                                   ------------     ------------    ---------------    -----------    --------------
     Existing stockholders (1)..   5,834,659              70.0%       $  4,014,925          11.8%       $    0.69
     New investors (1)..........   2,500,000              30.0          30,000,000          88.2        $   12.00
                                   ---------             ------        -----------         ------
             Total                 8,334,659             100.0%        $34,014,925         100.0%
                                   =========             ======        ===========         ======

-----------

(1) The sale of Shares by the Selling Stockholder will reduce the number of shares of Common Stock held by existing stockholders to 5,417,659 shares, or approximately 65.0% of the outstanding Common Stock (approximately 61.8%, if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,917,000 shares, or approximately 35.0% (3,354,550 shares, or approximately 38.2%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

         The foregoing tables assume no exercise of the Underwriters' over-allotment option or of outstanding options. As of September 30, 1997, there were outstanding options to purchase up to 1,070,518 shares of Common Stock, at a weighted average exercise price of $2.39 per share. To the extent that such options are exercised, there will be further dilution to new investors. See "Risk Factors--Dilution," "Management--Stock Plan," "--Employment Agreements and Related Arrangements," "Principal and Selling Stockholders" and "Underwriting."

                                 CAPITALIZATION
                          (Dollar amounts in thousands)

         The following table sets forth the capitalization of the Company as of September 30, 1997, on an actual basis and as adjusted to reflect the sale by the Company of 2,500,000 Shares (at an assumed initial public offering price of $12.00 per share), and the initial application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's financial statements and the notes thereto, which appear elsewhere in this Prospectus.

                                                                                                As of
                                                                                          September 30, 1997
                                                                               -------------------------------------
                                                                                                           As
                                                                                     Actual            Adjusted(1)
                                                                               ------------------    ---------------
   Current maturities of long-term obligations:
       Current portion of capital lease obligations..................          $            601      $         601
       Notes payable.................................................                       500                 --
                                                                               ------------------    ---------------
                                                                                          1,101                601

   Long-term portion of capital lease obligations....................                       585                585
                                                                               ------------------    ---------------

   Total debt........................................................                     1,686              1,186
                                                                               ------------------    ---------------

   Stockholders' deficit:
     Preferred Stock, $0.001 par value; 10,000,000 shares
       authorized, no shares issued or outstanding, actual or as
       adjusted......................................................                       --                 --
     Common Stock, $0.001 par value; 60,000,000 shares
       authorized 5,834,659 shares issued and outstanding actual;
       8,334,659 shares issued and outstanding as adjusted...........                         6                  8
     Additional paid-in capital......................................                     4,057             31,330
     Deferred stock compensation (2).................................                      (243)              (243)
     Accumulated deficit.............................................                   (34,106)           (34,106)
                                                                               ------------------    ---------------
   Total stockholders' deficit.......................................                   (30,286)            (3,011)
                                                                               ------------------    ---------------
         Total capitalization........................................          $        (28,600)     $      (1,825)
                                                                               ==================    ===============

-----------
(1) Excludes (i) 1,070,518 shares underlying outstanding stock options at a weighted average exercise price of $2.39 per share; (ii) 82,822 additional shares reserved for issuance pursuant to the Stock Plan; and (iii) 437,550 shares reserved for issuance upon exercise of the Underwriters' over-allotment option.
(2) Consists of the difference between the aggregate exercise price and the aggregate fair market value of a total of 328,617 nonqualified stock options granted to the Company's Chairman, President and Chief Executive Officer to be recognized as an expense over the vesting period of the options.

                            SELECTED FINANCIAL DATA
      (Dollar amounts and share data in thousands, except per share data)

         The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto, which appear elsewhere in this Prospectus. The Statement of Operations Data for the period from inception (August 1, 1995) through December 31, 1995 and for the year ended December 31, 1996, and the Balance Sheet Data as of December 31, 1995 and 1996, have been derived from financial statements audited by Ernst & Young, LLP, independent auditors, whose report with respect thereto appears elsewhere in this Prospectus. The Statement of Operations Data for the nine months ended September 30, 1996 and 1997 and the Balance Sheet Data as of September 30, 1997, have been derived from the Company's unaudited financial statements. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the period presented. Operating results for interim periods are not necessarily indicative of the results that might be expected for the entire year.

                                          Period from
                                         August 1, 1995                                     Nine Months Ended
                                         (inception) to        Year Ended                      September 30,
                                          December 31,         December 31,            ---------------------------
                                              1995                1996                     1996           1997
                                         ---------------     ---------------           -------------   ------------
                                                                                               (unaudited)
Statement of Operations Data:
Net revenues...........................       $    126            $ 10,949                $  5,972       $ 24,410
Costs and expenses:
     Cost of revenues..................             63               6,002                   3,529         10,745
     Operations and customer support...            125               6,227                   3,876          7,098
     Sales and marketing...............            188               9,476                   5,524         15,507
     General and administrative........             91               2,092                   1,377          2,992
     Depreciation and amortization.....             17               2,014                   1,053          4,360
                                              ---------           ---------               ---------      ---------
Total costs and expenses                           484              25,811                  15,359         40,702
                                              ---------           ---------               ---------      ---------
Loss from operations...................           (358)            (14,862)                 (9,387)       (16,292)
Other expense, net.....................           (660)             (1,779)                  (900)           (155)
                                              ---------           ---------               ---------      ---------

Net loss...............................       $ (1,018)           $(16,641)               $(10,287)      $(16,447)
                                              =========           =========               =========      =========

Net loss per share (1).................       $  (0.49)           $  (6.86)               $  (4.99)      $  (2.52)
                                              =========           =========               =========      =========
Weighted average shares
     outstanding (1)...................          2,063               2,427                   2,063          6,518


Other Operating Data:
 Number of subscribers--end of period...         6,344             135,378                  95,866        263,418
Number of POPs--end of period..........              2                  67                      36             84
EBITDA(2)..............................       $   (342)          $ (12,848)              $  (8,334)      $(11,932)
Capital expenditures........................  $    417           $  10,174               $   9,183       $  9,966

                                                        As of                            As of
                                                     December 31,                    September 30,
                                          ----------------------------------         ---------------
                                              1995                1996                    1997
                                          -------------       --------------         ---------------
                                                                                       (unaudited)
Balance Sheet Data:
Working capital deficit (4).............      $(1,350)            $(21,687)            $   (38,712)
Property and equipment, net.............          400               10,499                  16,075
Total assets............................          415               14,559                  18,813
Current portion of unearned revenues (5)          743               12,917                  23,677
Long-term portion of unearned
      revenues (6)......................           --                3,441                   7,887
Total liabilities.......................        1,433               29,450                  49,100
Accumulated deficit.....................       (1,018)             (17,659)                (34,106)
Total stockholders' deficit.............       (1,018)             (14,891)                (30,286)

-------
(1) Computed on the basis described in Note 2 of the Company's financial statements appearing elsewhere in this Prospectus.
(2) EBITDA represents net earnings (loss) before net interest expense, other expense, income taxes, and depreciation and amortization. EBITDA is a financial measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent, and should not be considered more meaningful than, or an alternative to, net earnings (loss), cash flow or other measures of performance determined in accordance with generally accepted accounting principles.
(3) Gives effect to the sale by the Company of 2,500,000 Shares and the initial application of the estimated net proceeds therefrom (assuming an initial public offering price of $12.00 per share).
(4) Includes the current portion of unearned revenues attributable to the prepayment of long-term subscriptions.
(5) Represents the current portion of unearned revenues attributable to the prepayment of long-term subscriptions.
(6) Represents the long-term portion of unearned revenues attributable to the prepayment of long-term subscriptions.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


Overview

         Erols is a rapidly growing ISP offering an attractive combination of low priced and high quality Internet access in targeted markets located throughout the densely populated corridor stretching from Massachusetts to Virginia. The Company's goal is to become the premier ISP serving residential subscribers, small and medium-sized businesses and SOHO customers in each of its targeted markets. The Company believes that there is a growing demand for high quality Internet access, fueled by heightened consumer awareness, expanding access to modem-equipped computers and increasingly widespread Internet use. According to a study by IDC/LINK, at the end of 1996 approximately 13 million households, or 13% of all U.S. households, were online. By the end of 2001, according to this study, almost 40 million households, or 38% of all U.S. households, are expected to be online--an increase of over 200%. Consistent with this anticipated surge in demand, the Company believes that a key to its future success is its continued ability to expand its base of subscribers while retaining existing ones. Since the inception of ISP operations on August 1, 1995, the Company has become the largest regional ISP in the United States and the eighth largest ISP nationwide, with approximately 272,000 subscribers as of October 31, 1997, a 101% increase from approximately 135,000 subscribers as of December 31, 1996. As of October 31, 1997, the Company's monthly churn rate was approximately 2%, which, the Company believes, is substantially below the prevailing industry average.

         The Company began operations on August 1, 1995 as a division of OEO, Inc. ("OEO"), a company that sold and repaired computers, televisions, and video cassette recorders (the "Retail Sales Business"). On December 2, 1996, OEO reincorporated in the State of Delaware and changed its name to "Erol's Internet, Inc." The assets and liabilities of the Retail Sales Business were spun off to a newly formed company named Erol's Computer & TV/VCR Service, Inc. (the "Repair Company") owned by OEO's sole stockholder pursuant to the terms of an Asset Purchase Agreement dated December 28, 1996 (the "Spin-off"). The growth in the Company's subscriber base, along with the expansion of its service offerings, has resulted in significant increases in both revenues and expenses. As a result, period-to-period comparisons of the Company's results of operations may not be as meaningful as these comparisons would be for mature companies.

         The Company offers subscribers competitive fixed pricing for unlimited, high quality Internet access on a month-to-month basis and pursuant to one-, two- and three-year prepaid service agreements. The Company currently offers four pricing plans, at prices ranging from $19.95 per month for month-to-month access to as low as $10.95 per month for a prepaid three-year plan.

         The Company recognizes revenues in the period in which service is available to the subscriber. Cash received upon sale of a prepaid subscription is recorded as unearned revenue and reflected as a liability. The prepaid amount is amortized over the life of the subscription, with the monthly amortization recognized as revenue and the unearned revenue liability decreased by a like amount. Thus, subscription revenues are primarily composed of three elements--the amortized portion of revenues attributed to the existing base of subscribers with prepaid plans; the amortized portion of new prepaid plans which are received during the period; and the amortized portion of expiring agreements which are renewed each period. Erols offers its subscribers a full money-back guarantee upon cancellation, pro-rated over the unused duration of the service term. Therefore, in the event of a cancellation during the term of a prepaid plan, the Company refunds the pro-rated portion of the prepayment to the subscriber and the unearned revenue liability is reduced by the unamortized portion of the prepayment.

         The Company believes that a key to its future success is its continued ability to expand its base of subscribers while retaining existing ones. In light of the Company's long-term pricing programs and subscriber prepayments, the Company believes that changes in the size of its subscriber base provide a very strong predictor of its future revenue stream, which will increase as the subscriber base grows and diminish as the subscriber base decreases. Two factors affect changes in the size of the subscriber base over time--the monthly addition of new subscribers and the Company's churn rate, which consists of (i) cancellations of month-to-month service and long-term subscriptions prior to expiration and (ii) non-renewal of long-term subscriptions upon expiration.

         The Company generates additional revenues through the sale of high quality Internet services and related products to its business customers, utilizing high-speed access via ISDN, frame relay and fractional T-1, T-1 and T-3 circuits. It also offers a broad range of Internet-based services, such as
(i) Global Trader, the Company's turn-key e-commerce solution for small businesses; (ii) Internet security services, including security consulting and virtual private networks; and (iii) Web hosting, design and development services. Such revenues generally represent one-time billings for deliverable products and other service revenues recognized over the period during which the services are performed. To date, such other service and product revenues have not represented a significant portion of the Company's overall revenues.

         The Company's cost of revenues principally consists of telecommunications expenses inherent in its network infrastructure. Cost of revenues includes fees paid for lease of the Company's backbone, as well as license fees for Web browser software based on a per user charge, other license fees paid to third-party software vendors, product costs, and contractor fees for distribution of software to new subscribers. A substantial portion of cost of revenues consists of fixed and semi-variable or "step" costs. Consequently, continued expansion of the Company's subscriber base results in economies of scale and cost-effective utilization of the Company's network infrastructure.

         Operations and customer support expenses consist primarily of expenses associated with day-to-day support of the subscriber base, including technical support and subscriber service. The most significant element of operations and customer support expenses is the personnel costs associated with the Company's staff, which consisted of 111 full-time and 92 part-time technical and customer support representatives as of October 31, 1997. The Company intends to continue to expand its technical support and customer service operations in keeping with the growth of its subscriber base and, therefore, operations and customer support expenses can be expected to increase.

         Sales and marketing expenses consist primarily of marketing costs, sales commissions, and salaries, which the Company expenses as incurred. The Company's primary direct marketing efforts employ a combination of television, radio, the World Wide Web and print advertising, which is focused on its geographic markets and on the most desirable populations within those markets. To supplement these advertising efforts, the Company has developed a network of 21 kiosk service centers, located in major shopping malls throughout its service areas, to reach additional residential subscribers. The Company's cost of attracting new subscribers, which consists of advertising and marketing expenditures, currently averages approximately $60 per subscriber. Over time, the Company expects this per subscriber cost to decrease, approaching the Company's average cost of $30 per subscriber in its most mature markets as market penetration increases and the Company's subscriber base expands.

         Additional marketing efforts focus on subscriber retention. The Company has developed a number of direct mail and e-mail programs which offer a range of service extensions and discounted renewal programs to subscribers who have been utilizing the Company's service for more than six months. The Company's research indicates that within one year of its entry into a new geographic market a significant number of new subscribers results from referrals rather than from media advertising. This, in turn, generally permits the Company to reduce its advertising expenditures in maturing markets.

         As of October 31, 1997, the Company's sales and marketing staff consisted of 81 full-time and 99 part-time personnel employed as telephone and kiosk sales personnel or in its in-house marketing and advertising functions. The Company's telephone sales personnel are compensated on a partial commission basis, pursuant to which they receive a base salary and a commission based on revenues generated. Consequently, the compensation component of sales and marketing expenses increases both as the Company hires additional commissioned personnel and as a function of the success of its sales personnel in selling the Company's products and services.

         The Company's general and administrative expenses consist primarily of costs associated with management, finance, accounting, facilities, information services and human resources functions.

         Prior to the Spin-off, certain expenses of the Retail Sales Business were borne by the Company. These expenses amounted to approximately $658,000 and $1.6 million for the period from August 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996, respectively.

         The Company's depreciable assets consist of property and equipment, including leasehold improvements, digital modems, routers and other network equipment. Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the related lease term or the improvements' useful lives.

Results of Operations

         Nine Months ended September 30, 1997 and Nine Months Ended September 30, 1996

         Revenues. Revenues increased 309%, to $24.4 million for the nine months ended September 30, 1997 (the "1997 Interim Period"), from $6.0 million for the nine months ended September 30, 1996 (the "1996 Interim Period"). This increase was principally due to an increase of 174% in the Company's subscriber base, to 263,000 subscribers as of September 30, 1997, from 96,000 as of September 30, 1996.

         Cost of Revenues. Cost of revenues increased 204%, to $10.7 million (44% of revenues) for the 1997 Interim Period, from $3.5 million (59% of revenues) for the 1996 Interim Period. The absolute increase in cost of revenues was primarily attributable to the growth in the Company's subscriber base. The decrease in cost of revenues as a percentage of revenues was principally due to economies of scale resulting from improved network utilization as new markets matured and the subscriber base expanded.

         Operations and Customer Support. Operations and customer support expenses increased 83%, to $7.1 million (29% of revenues) for the 1997 Interim Period, from $3.9 million (65% of revenues) for the 1996 Interim Period. The absolute increase in operations and customer support expenses was primarily attributable to the growth in the Company's subscriber base. The decrease in operations and customer support expenses as a percentage of revenues was principally due to the increase in the Company's revenue base and to economies of scale attributable to the growth in the subscriber base.

         Sales and Marketing. Sales and marketing expenses increased 181%, to $15.5 million (64% of revenues) for the 1997 Interim Period, from $5.5 million (92% of revenues) for the 1996 Interim Period. The absolute increase in sales and marketing expenses was primarily attributable to the use of television, radio and print advertising in penetrating new markets, including New York and Boston, during the 1997 Interim Period. The decrease in sales and marketing expenses as a percentage of revenues was principally due to the increase in the Company's revenue base and, to a lesser extent, to reduced advertising expenditures in maturing markets.

         General and Administrative. General and administrative expenses increased 117%, to $3.0 million (12% of revenues) for the 1997 Interim Period, from $1.4 million (23% of revenues) for the 1996 Interim Period. The absolute increase in general and administrative expenses was primarily attributable to the employment of additional personnel. The decrease in general and administrative expenses as a percentage of revenues was principally due to the larger revenue base.

         Depreciation and Amortization. Depreciation and amortization expenses increased 314%, to $4.4 million (18% of revenues) for the 1997 Interim Period, from approximately $1.1 million (18% of revenues) for the 1996 Interim Period. The absolute increase in depreciation and amortization expenses was primarily attributable to the purchase of depreciable equipment in connection with expansion of the Company's network infrastructure in support of its expanding subscriber base.

         Calendar Year 1996 and Inception Period from August 1, 1995 to December 31, 1995

         Revenues. Revenues increased to $10.9 million for the year ended December 31, 1996, from $126,000 for the period from August 1, 1995 (inception) through December 31, 1995 (the "Inception Period"). This increase was primarily attributable to the fact that the Company operated for a full 12-month period during 1996, while the Inception Period reflects only five months of operations, and to growth in the Company's subscriber base to 135,000 at December 31, 1996, from 6,000 at December 31, 1995.

         Cost of Revenues. Cost of revenues increased to $6.0 million (55% of revenues) for 1996, from $63,000 (50% of revenues) for the Inception Period. The increase in cost of revenues was primarily attributable to the significant growth in the Company's subscriber base. The increase in cost of revenues as a percentage of revenues was due to network expansion efforts in new markets during 1996.

         Operations and Customer Support. Operations and customer support expenses increased to $6.2 million (57% of revenues) for 1996, from $125,000 (99% of revenues) for the Inception Period. The absolute increase in operations and customer support expenses was primarily attributable to growth in the Company's subscriber base during 1996. The decrease in operations and customer support expenses as a percentage of revenues was principally due to high start-up costs, which are reflected in the results of the Inception Period.

         Sales and Marketing. Sales and marketing expenses increased to $9.5 million (87% of revenues) for 1996, from $188,000 (150% of revenues) for the Inception Period. The absolute increase in sales and marketing expenses was primarily attributable to utilizing television, radio and print advertising to stimulate subscriber growth, especially in connection with the Company's entry into the Philadelphia and Tidewater, Virginia markets during 1996. The decrease in sales and marketing expenses as a percentage of revenues was principally due to the increase in the Company's revenue base and, to a lesser extent, to reduced advertising expenditures in maturing markets.

         General and Administrative. General and administrative expenses increased to $2.1 million (19% of revenues) for 1996, from $91,000 (72% of revenues) for the Inception Period. The absolute increase in general and administrative expenses was primarily attributable to the fact that the Company operated for a full 12-month period during 1996, while the Inception Period reflects only five months of operations. The decrease in general and administrative expenses as a percentage of revenues was principally due to the larger revenue base.

         Depreciation and Amortization. Depreciation and amortization expenses increased to $2.0 million (18% of revenues) for 1996, from $17,000 (13% of revenues) for the Inception Period. The absolute increase in depreciation and amortization expenses (both in absolute terms and as a percentage of revenues) was primarily attributable to the purchase of depreciable equipment in connection with expansion of the Company's network infrastructure in support of its increasing subscriber base.

Quarterly Results

         The following table, which presents unaudited quarterly financial data for each of the four quarters in the period ended September 30, 1997, has been derived from the Company's unaudited financial statements. In the opinion of management, these unaudited quarterly results include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for the period presented. The operating results for any quarter are not necessarily indicative of results for any other period.

                                                                       Three Months Ended
                                                                  (Dollar amounts in thousands)
                                          ------------------------------------------------------------------------------
                                            December 31,          March 31,           June 30,          September 30,
                                                1996                1997                1997                 1997
                                          -----------------   -----------------    ----------------    -----------------
Net revenues............................       $ 4,977             $ 6,253             $ 8,151              $10,006
Costs and expenses:
   Costs of revenues....................         2,473               3,640               3,924                3,181
   Operations and customer support......         2,351               2,192               2,401                2,505
   Sales and marketing..................         3,952               5,210               5,537                4,760
   General and administrative...........           715                 793               1,011                1,188
   Depreciation and amortization........           961               1,129               1,552                1,679
                                               --------            --------            --------             --------
Total costs and expenses................        10,452              12,964              14,425               13,313
                                               --------            --------            --------             --------
Loss from operations....................        (5,475)             (6,711)             (6,274)              (3,307)
Other income (expense), net.............          (878)                (68)                (45)                 (42)
                                               --------            --------            --------             --------
Net loss................................       $(6,353)            $(6,779)            $(6,319)             $(3,349)
                                               ========            ========            ========             ========

         The Company expects to experience fluctuations in future quarterly operating results that may be caused by many factors. These factors include, among others, the timing or introduction of, or enhancement to, the Company's products and services, the demand for such products and services, the timing of the expansion into new markets, the timing and rate at which the Company increases its expenses to support projected growth, seasonality, pricing and competitive conditions in the industry and general economic conditions. The Company believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as any indication of future performance.

Liquidity and Capital Resources

         The Company has generated cash from operations and through private sales of equity securities, borrowings from third parties, and capital leases of equipment. The Company's operating activities provided net cash of $7.6 million during the 1997 Interim Period. Cash provided from operations has consisted primarily of increases in unearned revenues and accounts payable. A substantial portion of such cash was used to fund operations. The increases in unearned revenues resulted from advance payments of an increasing number of multi-year subscriptions.

         Cash used by investing activities has consisted primarily of equipment purchases for POP and network expansion in support of the increased subscriber base. For the 1997 Interim Period, capital expenditures amounted to $10.0 million. The Company expects to continue to incur capital expenditures levels commensurate with its expanding business. Where feasible, the Company will seek to finance certain of these expenditures through capital leases.

         Cash provided by financing activities was $308,000 during the 1997 Interim Period. As of September 30, 1997, the Company had cash and cash equivalents of $533,000, restricted cash of $883,000 in connection with certain capital lease obligations, and negative working capital of $38.7 million. The deficit in working capital primarily represents the current portion of unearned revenues attributable to prepayment of long-term subscriptions. The Company intends to enter into financing arrangements to reduce accounts payable to Ascend by approximately $4 million.

         The Company is a party to the Bank Debt, which is a loan agreement with a commercial bank, pursuant to which the Company may borrow up to $700,000. The Bank Debt bears interest at the rate of 1.5% above the prime rate, which resulted in a rate of 10.0% as of October 31, 1997. The outstanding principal balance of the Bank Debt is due and payable on September 25, 1998. A principal balance of $500,000 was outstanding under the Bank Debt at October 31, 1997.

         Erol M. Onaran, the Vice Chairman of the Company and the Selling Stockholder, has agreed to provide additional working capital to the Company as needed through October 1998.

         The Company intends to use the net proceeds of this offering to (i) repay accounts payable and the Bank Debt; (ii) expand and enhance network infrastructure, further penetrate existing markets and expand into new markets; and (iii) increase marketing efforts associated with further penetration and expansion of markets. The remaining net proceeds will be available for working capital and general corporate purposes. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities. See "Use of Proceeds."

         As of September 30, 1997, the Company had net operating loss carryforwards of approximately $7,041,000 for federal income tax purposes, which would expire at various dates through 2012. The Company's ability to utilize all of its net operating losses and credit carryforwards may be limited by changes in ownership upon completion of this offering.

         The Company believes that the net proceeds from this offering, together with other available cash, will be sufficient to meet the Company's operating expenses and capital requirements at least through March 1999. However, the Company's capital requirements depend on numerous factors, including the rate of subscriber cancellations; the rate of market acceptance of the Company's services; the Company's ability to maintain and expand its subscriber base; the rate of expansion of the Company's network infrastructure; the level of resources required to expand the Company's marketing and sales organization, information systems and research and development activities; and the availability of hardware and software provided by third-party vendors. The timing and amount of such capital requirements are not entirely within the Company's control and cannot accurately be predicted. If capital requirements materially exceed those currently anticipated, the Company may require additional financing sooner than anticipated. The Company has no commitments for additional financing, and there can be no assurance that any such additional financing would be available in a timely manner, on terms acceptable to the Company or at all. Further, any additional equity financing could be dilutive to the Company's then-existing stockholders and any debt financing could involve restrictive covenants with respect to future capital-raising activities and other financial and operational matters. If the Company were unable to obtain additional financing as needed, it could be required to reduce the scope of its anticipated expansion, which could have a material adverse effect on the Company.

Effects of Inflation

         To date, inflation has not had a significant effect on the Company.

New Accounting Standards

         In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which is required to be adopted in financial statements for periods ending after December 15, 1997 Accordingly, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of SFAS No. 128 on the calculation of primary and fully diluted earnings per share for the periods presented herein is not expected to be material.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Comprehensive Income" ("SFAS No. 130"), which is required to be adopted in financial statements for periods ending on or after December 31, 1998. SFAS No. 130 requires that an enterprise (i) classify in the financial statements items of other comprehensive income by their nature and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the statement of stockholders' equity. The Company will be required to restate prior periods for comparative purposes.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which is required to be adopted in financial statements for periods ending on or after December 31, 1998. SFAS No. 131 changes the way public companies report segment information in annual financial statements and requires such companies to report selected segment information in interim financial reports to stockholders. The disclosure of segment information in the Company's financial statements in accordance with SFAS No. 131 is not expected to be material.

                                   BUSINESS

Overview

         Erols is a rapidly growing ISP offering an attractive combination of low priced and high quality Internet access in targeted markets located throughout the densely populated corridor stretching from Massachusetts to Virginia. The Company's goal is to become the premier ISP serving residential subscribers, small and medium-sized businesses and SOHO customers in each of its targeted markets. The Company believes that there is a growing demand for high quality Internet access, fueled by heightened consumer awareness, expanding access to modem-equipped computers and increasingly widespread Internet use. According to a study by IDC, at the end of 1996 approximately 13 million households, or 13% of all U.S. households, were online. By the end of 2001, according to this study, almost 40 million households, or 38% of all U.S. households, are expected to be online--an increase of over 200%. Consistent with this anticipated surge in demand, the Company believes that a key to its future success is its continued ability to expand its base of subscribers while retaining existing ones. Since the inception of ISP operations on August 1, 1995, the Company has become the largest regional ISP in the United States and the eighth largest ISP nationwide, with approximately 272,000 subscribers as of October 31, 1997, a 101% increase from approximately 135,000 subscribers as of December 31, 1996. As of October 31, 1997, the Company's monthly churn rate was approximately 2%, which, the Company believes, is substantially below the prevailing industry average.

         The Company selects its geographic markets based on a number of demographic and economic characteristics, such as the prevalence of computer and modem ownership and current Internet use. Current markets include New York City, Philadelphia, Washington, DC and Boston--the four East Coast markets with the highest density of residential computer ownership and four of the seven highest density residential computer markets nationwide. The Company intends to penetrate further the residential dial-access segment of the ISP market in its existing service areas and to enter additional high density urban and suburban markets where demographic or economic attributes suggest a high concentration of potential Internet users. The Company currently operates 56 physical POPs throughout its geographic markets and, therefore, exercises substantial control over both the quality of its service and its network costs. The Company also currently utilizes 28 "Virtual POPs," which permit subscribers located adjacent to, but outside of the local calling areas of, physical POPs to dial into the Erols network on a local basis through arrangements with LECs. Because of its regional focus, the Company is positioned to utilize its fixed network infrastructure effectively and to achieve substantial economies of scale.

         The Company focuses its marketing efforts on a geographic basis, making efficient use of its marketing resources to build brand identification and utilizing its existing subscriber base as a source of referrals. The Company's primary direct marketing efforts employ a combination of television, radio, the World Wide Web and print advertising, which is focused on its geographic markets and on the most desirable populations within those markets. In order to design and implement effective marketing programs and efficiently allocate resources among media and markets, the Company monitors the reaction to, and effectiveness of, its advertising programs on an ongoing basis.

         A key element of the Company's strategy is its pricing structure, which offers subscribers competitive fixed pricing for unlimited, high quality Internet access on a month-to-month basis and pursuant to one-, two- and three-year prepaid service agreements. Erols currently offers four pricing plans, at prices ranging from $19.95 per month for month-to-month access to as low as $10.95 per month for a prepaid three-year plan. The Company targets its pricing below its major national competitors, but does not believe that it is necessary to offer the lowest prices in each market, in light of the quality of its network, as well as its growing brand identification and subscriber loyalty. In conjunction with its pricing packages, the Company offers a full money-back guarantee upon cancellation, pro-rated over the unused duration of the service term.

         The Company recently has begun to focus on, and intends to intensify its efforts to penetrate, the market segment composed of small and medium-sized businesses and SOHO users which, the Company believes, represents a natural complement to the Company's existing residential subscriber base. A study by IDC indicates that, nationwide, the market of small and medium-sized businesses currently is comprised of approximately 7.2 million businesses, of which 20% have Internet access. IDC also projects that the number of businesses in this market will increase at an annual rate of 2.2% into the next century and that the percentage of such companies with Internet access will rise to 52% by the year 2000. Presently, the Company's subscriber base consists primarily of residential users whose peak usage occurs during the evenings and weekends. By attracting business customers who utilize network facilities during normal business hours, when the Erols network otherwise is significantly underutilized (as much as 70% idle), the Company aims to achieve optimal network utilization and to generate substantial additional revenues from its targeted business customers at modest incremental cost.

         The Company's network infrastructure currently supports modems with dial-access speeds of up to 56 Kbps. The Company provides new dial-access subscribers with its easy-to-install proprietary access software package, which incorporates a telephone dialer, an e-mail platform, a Web browser (either Netscape Navigator or Microsoft Internet Explorer) and SurfWatch software for parental control over Internet content access. This software package permits simplified access to the Internet through a "point and click" GUI. After installation, the subscriber has a direct connection to the Internet using PPP, and access to all of the Internet's resources, including e-mail, the World Wide Web, Usenet News service and Internet Relay Chat. The Company's access software automatically displays the Erols World Wide Web site each time a subscriber logs on, providing the Company with the opportunity to communicate with its subscribers at the start of each session. The Company maintains "24 x 7" subscriber and technical support 365 days a year.

         The Company believes that its ability to provide consistently high quality Internet access is key to its future success and devotes substantial resources to ensuring the reliability of its network and the quality of its Internet access services. In a comparison of ISPs performed by Inverse for the seven month period from May 1997 to October 1997, the Company's service ranked above the industry average for measured criteria on seven of the eight criteria compared, including the rate of call failures.

         The Company provides high quality Internet access services to its business customers utilizing high-speed access via ISDN, frame relay, fractional T-1, T-1 and T-3 circuits. It also offers a broad range of Internet-based services, including (i) Global Trader, the Company's turn-key e-commerce solution for small businesses; (ii) Internet security services including security consulting and virtual private networks; and (iii) Web hosting, design and development services.

         In order to reduce its local access costs and permit increased network utilization through expanded service offerings, the Company, through a to-be-formed wholly owned subsidiary, intends to apply to the Commonwealth of Virginia, the State of Maryland and the District of Columbia to become a CLEC and may, in the future, seek CLEC status in other states as well.

Comparative Performance

         The Company believes that its ability to provide consistently high quality Internet access is key to its future success and devotes substantial resources to ensuring the reliability of its network and the quality of its Internet access services. In a comparison of ISPs performed by Inverse for the seven month period from May 1997 to November 1997, the Company's service ranked above the industry average on seven of the eight criteria compared, including rates of call failures. The Company believes that the three call failure rates are the most relevant performance criteria for ISPs. The companies included in the industry averages were America Online, AT&T, CompuServe Corporation ("CompuServe"), Concentric Network Corporation ("Concentric"), EarthLink Network, Inc. ("EarthLink"), IBM, MCI Communications Corporation ("MCI"), Microsoft, MindSpring Enterprises, Inc. ("MindSpring"), NETCOM On-Line Communication Services, Inc. ("NETCOM"), Prodigy, Sprint Corporation ("Sprint") and UUNet Technologies, Inc. ("UUNet").

         The following table sets forth the comparison of the various measured criteria for the Company and the industry as a whole:

                                                                                                   Industry
                                  Criterion                                          Erols         Average
-------------------------------------------------------------------------------    ----------    -------------
24-Hour Call Failure Rate  (%) (1)                                                       3.9              7.8
Evening Hours Call Failure Rate (6:00 PM--midnight local time)(%) (1)                    4.8             12.0
Business Hours Call Failure Rate (9:00 AM--6:00 PM local time)(%) (1)                    4.8              8.6
Initial Modem Connect Speed (Kbps)                                                      29.0             28.3
Average time to Login (seconds)                                                         28.7             32.0
Average DNS Lookup Time (milliseconds) (2)                                             427.1            492.6
Average Web Latency (seconds) (3)                                                        2.0              2.1
Average Web Throughput (Kbps) (4)                                                        1.6              1.8
-------

(1)      Call failures consist of (i) busy signals; (ii) ringing without answer;
         (iii) modem problems; and (iv) login failures.
(2) The average time it takes a user to access a particular host for the first time.
(3) The average time between a user's request for a Web page and the appearance of that Web page on the user's screen.
(4) The average speed at which a user downloads and displays a complete Web page.

Industry Background

         The Internet is a global collection of thousands of interconnected computer networks that enables commercial organizations, educational institutions, governmental agencies and individuals to communicate electronically, access and share information and conduct commerce. Unlike other public and private telecommunications networks that are managed by businesses, governmental agencies or other entities, the Internet is a cooperative interconnection of many such public and private networks. The networks that comprise the Internet are connected in a variety of ways, including by the public-switched telephone network and by dedicated high-speed leased lines. Open communications on the Internet are enabled by TCP/IP, the common Internet communications protocol, which enables communication across the Internet regardless of the hardware and software used.

         Recent technological advances, including the development of easy-to-use GUIs, combined with cultural changes and evolving business practices, have led to integration of the Internet into the activities of individuals and the operations and strategies of commercial organizations. Use of the Internet by individuals and relatively small businesses and other organizations has been accelerated by dramatic increases in cost-effective processing power and data storage capabilities in personal computers, as well as widespread availability of multimedia, fax/modem, and networking capabilities to the home computing market. Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of a network of servers and information available on the Internet called the World Wide Web. The World Wide Web, which is based on a client/server model and a set of standards for information access and navigation, can be accessed using software that allows non-technical users to exploit the capabilities of the Internet. The World Wide Web enables users to find, retrieve and link information on the Internet easily and consistently. The development of World Wide Web technology and associated easy-to-use software has made the Internet easier to navigate and more accessible to a larger number of users and for a broader range of applications.

         Until recently, individuals could access the Internet only through an organization with a direct Internet connection, or through traditional online services employing closed, proprietary networks that allowed access only to limited Internet resources. With the growth and increasing commercialization of the Internet, a number of ISPs, including the Company, have emerged to provide Internet software and direct access to individuals. Traditional online services also have begun to increase the scope and capacity of their access to the Internet. Access providers vary widely in the geographic coverage, subscriber focus and levels of Internet access. For example, access providers may concentrate on certain types of subscribers (such as businesses or individuals) that differ substantially in the type of service and support required. Providers may also differ according to whether they provide direct or non-direct access to the Internet. Direct access through Internet protocols such as SLIP (Serial Line Interface Protocol) or PPP (Point-to-Point Protocol), enable users to establish direct connections to other computers on the Internet, including World Wide Web sites or computers operated by other users, and thereby have access to the full range of Internet resources. The Company, like most regional and national ISPs, offers direct Internet access. To compete with these direct ISPs, consumer online services (including America Online and NETCOM), which do not provide direct Internet access, have introduced Internet access gateways.

Strategies

         The Company intends to (i) expand its base of residential dial-access subscribers while retaining its current subscribers; (ii) intensify its efforts to penetrate the small and medium-sized business and SOHO markets; (iii) use its regional focus and geographically concentrated subscriber base to continue to optimize network utilization and reduce network costs; (iv) continue to offer an attractive combination of low priced and high quality Internet access; and (v) enhance its relationship with its subscribers by providing access to a range of e-commerce products and services at preferential prices.

         Expand Subscriber Base and Retain Existing Subscribers

         The Company plans to devote significant effort and financial resources to further penetrate the residential dial-access market within its existing service areas and to enter selected high-density urban and suburban markets in other regions, or where demographic or economic attributes suggest a high concentration of potential Internet users. As it enters a new market, the Company intends to establish quickly a subscriber base utilizing focused marketing tactics targeting demographic groups with characteristics that the Company has identified as correlative with likely Internet use. The Company believes that, over time, this expansion strategy will result in increasingly cost-effective marketing expenditures.

         The Company's goal is to maintain its churn rate at or below its current level of 2% per month. The Company believes that a low churn rate assists in increasing the Company's subscriber base by minimizing the need to replace existing subscribers. Additionally, the Company believes that its subscriber base represents a powerful and cost-effective source of additional subscribers. The Company's research indicates that within one year of its entry into a new geographic market, a significant number of new subscribers results from referrals rather than from media advertising. This, in turn, permits the Company to reduce its advertising expenditures in maturing markets. Ease of use, high quality service, reliable network facilities and responsive technical support will continue to be central to subscriber retention. In addition, the Company intends to continue to utilize direct mail and e-mail programs offering service extensions and discounted renewal programs to current subscribers.

         Penetrate the Small and Medium-Sized Business and SOHO Market

         The Company intends to optimize its network utilization by targeting the market segment composed of small and medium-sized business and SOHO users, which, the Company believes, represents a natural complement to the Company's existing residential subscriber base. A study by IDC indicates that, nationwide, the market of small and medium-sized businesses currently is comprised of approximately 7.2 million businesses, of which 20% have Internet access. IDC also projects that the number of businesses in this market will increase at an annual rate of 2.2% into the next century and that the percentage of such companies with Internet access will rise to 52% by the year 2000. To date, the Company's subscriber base has consisted primarily of residential users whose peak usage occurs during the evenings and weekends. By attracting new business customers who utilize network facilities during normal business hours, when the Erols network otherwise is significantly underutilized (as much as 70% idle), the Company aims to achieve optimal network utilization and to generate substantial additional revenues from its targeted business customers at modest incremental cost. Accordingly, the Company intends to offer extremely competitive rates and enhance and expand the Company's business-related services, including new e-commerce products and services such as (i) Global Trader, the Company's turn-key e-commerce solution for small businesses; (ii) Internet security services including security consulting and virtual private networks; and (iii) Web hosting, design and development services.

         Optimize Network Utilization and Reduce Network Costs

         The Company intends to continue its strategy of operating its own POPs, thus eliminating per-line access charges and retaining substantial control over both the quality of its service and its network costs. As the Company's subscriber base expands within the regions served by its physical POPs, the Company expects to achieve higher network utilization and economies of scale, thereby more effectively utilizing its fixed network costs. In addition, the Company intends to continue to expand to areas adjacent to its established market areas through the use of Virtual POPs. A Virtual POP, as utilized by the Company, is a local telephone number (outside of the local calling area of a physical POP) through which calls are aggregated by a service provider, often a Competitive Access Provider ("CAP") or a CLEC, and then transferred to the Company on a dedicated trunk route between the Company and that provider. By utilizing Virtual POPs, the Company can postpone the start-up expenditures for physical POPs in expansion areas until a substantial subscriber base has been established. As traffic and the aggregate cost of service from the LEC (which is charged on a per call basis) increases, the Company can establish a physical POP and capture the efficiencies of a substantial user base.

         In order to reduce its local access costs and permit increased network utilization through expanded service offerings, the Company, through a to-be-formed wholly owned subsidiary, intends to apply to the Commonwealth of Virginia, the State of Maryland and the District of Columbia to become a CLEC and may, in the future, seek CLEC status in other states as well. There can be no assurance, however, that the Company will be granted CLEC licenses in any jurisdiction or that it will operate profitably as a CLEC. See "--Government Regulation" and "Risk Factors--Government Regulation."

         Continue to Offer High Quality, Competitively Priced Internet Access

         The Company believes that providing consistently high quality access and responsive technical support at very competitive prices is key to the Company's future success. The Company intends to continue to control the quality and cost of its services by operating all of its physical POPs and believes that its initiatives to optimize network usage, as well as its marketing expenditures, will enable the Company to continue to offer its Internet access services at attractive rates. Further, the Company intends to continue to expand its technical support and subscriber service capabilities in keeping with the growth of its subscriber base.

         Enhance Subscriber Relationships

         In order to build strong, long-term relationships with its subscribers, the Company intends to continue to implement and expand programs to provide its subscribers with a range of e-commerce product and service offerings at preferential prices. The Company believes that the successful creation of such relationships will differentiate Erols from its competitors and, ultimately, will contribute to both enhanced revenues and improved margins. In order to enhance subscriber relationships, and as part of its commitment to subscriber satisfaction, the Company intends to continue to seek out new opportunities for developing strategic alliances that will provide more complete subscriber solutions, as well as access to additional content and product offerings. The Company has entered into a number of partnering relationships with merchants, such as PC Flowers & Gifts, Book Express and Net Grocer, to provide Erols subscribers with access to products at discounted prices. In addition to enhancing subscriber relationships, the Company expects to realize revenues from transaction fees associated with the purchase of such products and services through the Erols network. In addition, the Company plans to expand its recently launched "Erols Store", where Erols subscribers can shop online for discounted items. The Company anticipates that its subscribers will enjoy the benefits of simplified access and proprietary discount shopping while the Company realizes increased revenues from advertising and transactions fees.

Services

         A substantial majority of the Company's current users are residential subscribers and, to a lesser extent, small and medium-sized business and SOHO users, who connect to the Internet via modem. The Company's infrastructure currently supports modems with dial-access speeds of up to 56 Kbps. The Company also offers high-speed, dedicated connections for larger business users who utilize Local Area Network ("LAN") access to the Internet. For these accounts, the Company offers a wide variety of connectivity options which vary in price depending on the throughput, or bandwidth, of the connection, as well as on the features selected.

         The Company provides dial-access service for a minimum radius of 25 miles from the center of each of its geographic markets. The dial-access radius presently extends up to 50 miles in the Company's larger markets, which currently include Washington, DC, Philadelphia and New York City. The Company primarily utilizes physical POPs to provide service within these dial-access areas. Beyond these areas, the Company provides dial-access to selected densely populated areas with attractive demographic and economic characteristics primarily through the initial utilization of Virtual POPs, followed by the installation of physical POPs when justified by user demand.

         Residential and Business Access Plans

         Dial-Access Service. The Company's dial-access service allows residential and other dial-access subscribers to obtain unrestricted high-speed Internet access for a fixed fee by dialing into one of the Company's POPs. The Company currently offers four pricing plans, at prices ranging from $19.95 per month for month-to-month access to as low as $10.95 per month for a prepaid three-year plan. There are no set-up fees for prepaid plans, although a $15.00 fee is charged for monthly dial-access. A key element of the Company's marketing and pricing package is its full money-back guarantee upon cancellation, pro-rated over the unused duration of the service term.

         ISDN and Dedicated Line Service. The Company offers high-speed ISDN Internet access in selected markets. ISDN provides a faster, more efficient method for communicating digital data over telephone lines. ISDN speeds are significantly faster than conventional modem speeds (up to 128 Kbps versus up to the current maximum of 56 Kbps). The monthly ISDN service charge ranges from approximately $200 per year for dial-access 64 Kbps ISDN Service up to $2,400 per year for dedicated 128 Kbps lines, with charges determined by speed and distance. A one-time set-up fee which ranges from $50 to $400 is charged for this service.

         Frame Relay Service. Frame relay enables direct, high-speed, continuous connection of an organization's internal local area network to the Internet using dedicated circuits at speeds ranging from 56 Kbps to 1.5 Mbps. This service enables businesses to connect an entire LAN or high-end workstation to the Internet and provides the fastest data transfer rate generally available. Frame relay service fees, exclusive of LEC charges (which are passed through to the customer), range from $200 to $750 per month depending on access speeds, data throughput and other data transfer metrics. One-time set-up fees range from $470 to $1,000.

         iPass Remote Access. The Company provides worldwide remote access to its network for subscribers who do not have access to an Erols POP through iPass, a consortium of regional ISPs. Pursuant to its relationship with iPass, the Company has ensured its users access to high quality POP sites by specifying that, where available, the Company's traffic must go through UUNet sites, which the Company believes are consistently the highest quality sites available. In areas where UUNet POPs are not available, the Company has designated that the highest quality available POPs be utilized for its traffic. The availability of iPass remote access permits the Company to provide high quality worldwide Internet access to its subscribers while permitting it to retain its regional focus.

         Standard Services

         Erols subscribers use their accounts for communicating and for retrieving and publishing information on the Internet. The Company provides new dial-access subscribers with its easy-to-install proprietary access software package, which incorporates a telephone dialer, an e-mail platform, a Web browser (either Netscape Navigator or Microsoft Internet Explorer) and SurfWatch software for parental control over Internet content access. This software package permits simplified access to the Internet through a "point and click" GUI. After installation, the subscriber has a direct connection to the Internet using PPP. The Company's access software automatically displays the Erols World Wide Web site each time a subscriber logs on to the Erols network, providing the Company with the opportunity to communicate with its subscribers upon each startup. The Erols access package eliminates complex set-up procedures, automatically upgrades to new version releases and provides subscribers with internal help files. The Company's non-proprietary architecture provides users with the option of employing their client applications without prior configuration or support.

         The Company is focusing significant resources on continuing to develop its own home page, which provides access to technical assistance, as well as e-commerce and other interactive applications. Applications currently available include the following:

         World Wide Web. The World Wide Web supports multimedia (text, graphic, audio and video) presentation of information and images. Users can move among World Wide Web sites by clicking on available hypertext links to such sites and can interact with World Wide Web information providers through typed input.

         Usenet News. Usenet News provides Internet-wide, subject-specific forums on thousands of subjects. Users can post information to, and retrieve information from, each of these forums.

         E-mail. Each Erols subscriber is provided with a "mailbox," or e-mail address, which allows users to exchange an unlimited number of multimedia text, graphics, audio and video messages with anyone with an Internet e-mail address. For those subscribers who require more than one mailbox, the Company makes available additional mailboxes for a per mailbox set-up fee of $9.95 and a monthly service fee of $4.95.

         Internet Relay Chat. Internet Relay Chat permits participants to engage in "chat" sessions, in which typed comments from all participants appear on each screen, allowing simultaneous, multi-person, real-time "conversations."

         Planet Direct. The Company, with its strategic partner, Planet Direct, provides Erols subscribers with personalized information and services, as well as easy access to various Internet information sources. The Planet Direct Info Center provides subscribers with world, national, business and sports news from Reuters, as well as live satellite feeds from Reuters and the Sports Network, providing breaking news and real time sports scores, yellow pages, travel and product information. In addition, subscribers can receive personalized weather, sports scores, stock ticker information and additional news. The Planet Direct reminder service permits subscribers to enter important dates, such as birthdays, anniversaries and appointments and to receive timely reminders as those dates approach. Subscribers also can send free animated birthday cards via Planet Direct.

         Supplemental Services

         Domain Name Registration. The Company provides unique domain names for those subscribers who prefer an individualized address. For example, instead of "jsmith@Erols.com", the user Joe Smith may prefer the name "joe@smith.com", or a business user may prefer a domain name that reflects the name of his business, such as "jsmith@acme.com." The Company charges $100 to assist its subscribers in establishing unique domain names. In addition, subscribers pay an initial fee of $100 directly to an Internet domain registration agency and thereafter pay an annual renewal fee to that registration agency.

         Global Trader. The Company has developed "Global Trader," a state-of-the-art, turn-key e-commerce application incorporating Microsoft's Merchant Server, the credit card processing of Cardservice International, Inc., transaction security of CyberCash, Inc. and digitized graphical images by PictureVision, Inc. A small business utilizing this application can operate as an Internet merchant with a minimum of technical expertise or Internet experience. The Company believes that this end-to-end solution will attract small and medium-sized businesses from across the United States and will both generate direct revenues and provide ongoing revenues from transactions fees. In addition, the Company believes that Global Trader clients may purchase Web site development and hosting services.

         Erols Store. Through "Erols Store," strategic partners of the Company offer various products and services to Erols subscribers at discounted prices. For example, subscribers can download upgrades to Microsoft Internet Explorer and Netscape Navigator and both "comparison shop" and purchase special PC hardware and communications products. Similarly, a subscriber may order and send flowers or a gift through Erols PC Flowers & Gifts, order a book through Book Express or groceries through Net Grocer. Prices, products and special discounted items vary from week to week. Depending upon the terms of its partnering arrangement, the Company generates revenues from Erols Store transactions through product sales or commissions through Erols' partnering arrangements. The Company intends to continue to expand the range of its product and service offerings, as Erols continues to establish relationships with marketing partners throughout its service area.

         Web Hosting, Design and Development Services. Each Erols subscriber is provided one megabyte of disk space on the Company's Web server to create a personal Web home page. Up to five megabytes of additional storage may be purchased for a $49 annual fee. Small business subscribers pay $295 per year for ten megabytes and $495 per year for 15 megabytes of storage. The Company also provides higher-end Web site solutions for businesses, including monitoring and security applications, at annual fees of $880 and higher. Each Web site comes with a 100 Mbps connection to the Company's T-3 network, technical support, monthly usage statistics, one domain name registration, unlimited Common Gateway Interface ("CGI") access and monthly backups.

         In addition, as a "one-stop" ISP, the Company offers Web page development services. Businesses that wish to conduct commercial activities from their home page or communicate with shareholders, customers or suppliers are able to do so with a professional Web site incorporating graphics, CGI, scripting and Java. The Company targets its Web creation services to small and medium-sized businesses. The Company offers "pre-fab" Web sites at prices starting at $220 and provides custom design services at an hourly rate of $80 to $100.

Subscribers, Customers and Turnover

         As of October 31, 1997, the Company had approximately 250,000 dial-access residential subscribers and 22,000 small business and SOHO customers purchasing ISDN, dedicated line and/or Web hosting services from the Company. By comparison, as of December 31, 1996, the Company had approximately 135,000 subscribers. Prior to 1997, the Company did not offer significant business services or differentiate its subscriber base by user type.

         Subscriber retention is a major focus of the Company's marketing efforts. The Company has developed a number of direct mail and e-mail programs which offer a range of service extensions and discounted renewal programs to subscribers who have been utilizing the Company's service for more than six months.

         The Company has been successful in its efforts to retain existing subscribers. As of October 31, 1997, the Company's churn rate (consisting of (i) cancellations of month-to-month service and long term subscriptions prior to expiration and (ii) non-renewal of long term contracts upon expiration) was approximately 2%, which, the Company believes, is substantially below the prevailing industry average. A substantial percentage of the Company's cancellations occur during the first 90 days of service.

Marketing

         General

         The Company's marketing strategy is tied to its expansion plans, which call for the gradual build-out of the Erols network in densely populated urban markets with high concentrations of potential Internet users. The Company focuses its marketing efforts on a geographic basis, making efficient use of its marketing resources to build brand identification and subscriber loyalty, and to utilizing its existing subscriber base as a source of referrals.

         The Company began its operations in the greater Washington, DC area, including adjacent portions of Maryland and Virginia and, during 1997 expanded into the Philadelphia, New York City, Hartford and Boston metropolitan areas. A key element of the Company's marketing strategy is its pricing structure, which offers subscribers competitive fixed pricing for unlimited, high quality Internet access on a month-to-month basis and pursuant to one-, two- and three-year prepaid service agreements. Erols targets its pricing below its major national competitors, but does not believe that it is necessary to offer the lowest prices in each market, in light of the quality of its network and its growing brand identification and subscriber loyalty. The Company's marketing and pricing package provides for a full money-back guarantee upon cancellation, pro-rated over the unused duration of the service term.

         Targeted Marketing

         The Company selects its geographic markets based on a number of demographic and economic characteristics, such as the prevalence of computer and modem ownership and current Internet use, and then directs its marketing toward the most desirable populations within those selected markets. By targeting densely populated urban markets with predictably high demand for Internet access services, the Company is able to make efficient use of its marketing resources.

         Subscriber Referrals

         The Company's research indicates that within one year of its entry into a new geographic market, a significant number of new subscribers results from referrals rather than from media advertising. This, in turn, permits the Company to reduce its advertising expenditures in maturing markets. In order to utilize the marketing power of its existing subscriber base, the Company currently offers one free month of access to each existing subscriber identified as a referral source by a new subscriber.

         Advertising Media, Telephone Sales and Follow-Up

         The Company's primary direct marketing tools are television, radio, the World Wide Web and print advertising, which are focused on the most desirable populations within its targeted geographic markets. In order to design and implement effective marketing programs and efficiently allocate resources among media and markets, the Company monitors the reaction to, and effectiveness of, its advertising programs on an ongoing basis. The Company's cost of attracting new subscribers, which consists of advertising and marketing expenditures, currently averages approximately $60 per subscriber. Over time, the Company expects this per subscriber cost to decrease, approaching an average cost of $30 per subscriber in the Company's most mature markets as market penetration increases and the Company's subscriber base expands.

         As of October 31, 1997, the Company employed approximately 40 sales representatives at its Springfield, Virginia headquarters dedicated to responding to telephone inquiries from potential and current residential subscribers. To the extent that a telephone inquiry does not result in the purchase of service, the Company captures the name and address of the caller in its data base and sends out follow-up information. For new subscribers who do not require personal assistance, the Company provides an automated online sign-up service.

         Other Marketing Strategies

         The Company employs approximately 40 full- and part-time employees to staff its 21 kiosk service centers. These sales employees, like the Company's telephone sales personnel, are trained to identify service needs and priorities of potential subscribers and to identify the package of services that is best suited to fit those needs. In addition, kiosk personnel are trained to lead new subscribers through the set-up process on a step-by-step basis and to offer potential subscribers the opportunity to "test drive" the Company's service at a kiosk.

         The Company has established a discount program for organizations that open a group of dial-access accounts. To date, the typical participant in this program has been a business, charity or trade association that wants to provide Internet access for its employees. The Company believes that this program is effective both because it permits the Company to enroll substantial blocks of new subscribers and because it supplements the Company's direct marketing efforts.

         Marketing to the Business User

         Since inception, the Company has focused on providing Internet services to residential subscribers, the majority of whom subscribe to the Company's dial-access service. The Company has begun expanding its existing marketing efforts to attract small and medium-sized business and SOHO customers. The Company plans to continue to develop a "Partner's Program" with regional Web site developers, systems integrators and network integrators. These strategic partners will provide the Company's business customers with local experts to assist in the development of Web sites or in the installation of a network to access the Internet.

         The Company maintains a staff of approximately ten sales representatives in its Business Services Group dedicated to serving the needs of its business customers and supporting business applications. The Company strives to retain and expand its business customer base by supplying high quality, reliable technical support.

Network Infrastructure

         POPs

         The Company presently provides its subscribers with Internet access primarily through a system of physical and Virtual POPs in its regional markets. The Company currently maintains a system of 56 physical POPs and 28 Virtual POPs in eight states (Massachusetts, Connecticut, New Jersey, New York, Pennsylvania, Maryland, Delaware and Virginia) and the District of Columbia. All of the Company's physical POPs are housed in secured space, typically co-located with a communications services provider, such as MFS Communications Company, Inc. ("MFS") or Cable & Wireless. A physical POP includes network access server (dial-access terminal server) hardware, along with a router and associated leased-line interface equipment. The terminal server's modem subsystem is interconnected to the switched telephone network serving the local area, and high-speed data circuits connect the POP's router to other sites within the Erols network. Because the Company operates its physical POPs, it is able to eliminate per-line access charges and retain substantial control over both the quality of its service and its network costs.

         A Virtual POP, as utilized by the Company, is a local telephone number (outside of the local calling area of a physical POP) through which calls are aggregated by a service provider, often a CAP or a CLEC, and then transferred to the Company on a dedicated trunk route between the Company and that provider. By utilizing Virtual POPs, the Company can postpone the start-up expenditures for physical POPs in expansion areas until a substantial subscriber base has been established. As traffic increases and the aggregate cost of service from the service provider (which is charged on a per call basis) increases, the Company can install a physical POP and capture the efficiencies of a substantial user base.

         For subscribers located in a geographic area not presently serviced by a physical or Virtual POP, the Company provides worldwide remote access to its network through iPass, a consortium of regional ISPs. Pursuant to its relationship with iPass, the Company has ensured its users access to high quality POP sites by specifying that, where available, the Company's traffic must go through UUNet POPs, which the Company believes are consistently the highest quality sites available. In areas where UUNet POPs are not available, the Company has designated that the highest quality available POPs be utilized for its traffic. The availability of iPass remote access permits the Company to provide high quality worldwide Internet access to its subscribers while permitting it to benefit from its regional focus.

         The Erols internal network provides widespread IP connectivity between the Company's POPs, its NOC and external Internet access paths. Subscriber interaction with the external Internet does not necessarily require that data be routed through the Company's NOC. The Erols NOC is used to authenticate access and provide back-end assist functions such as e-mail and Usenet News groups. Through network expansion, Erols intends to acquire additional Internet access paths and further reduce reliance on its NOC. See "Use of Proceeds."

         The following diagram depicts the structure of the Erols network:


                               [schematic diagram]



         The Company's server and communications infrastructure utilizes the open Internet standard TCP/IP protocol suite. The Erols network infrastructure interconnects dial-access POP terminal servers throughout the Company's service areas with the NOC in Springfield, Virginia, which houses the Company's back-end server complex, as well as multiple high-speed pathways to the Internet.

         Dial-Tone Trunking

         The Company's dial-access infrastructure provides the subscriber with high-speed, low error rate connectivity, leading to maximum throughput. The Company's POP hardware must interface with the public switched telephone network in order to communicate with the dial-access subscriber's computer or modem. The Company has selected the most advanced method of high-capacity interconnection to the public switched network, predominantly utilizing digital Primary Rate Interface ("PRI") ISDN where available. This ensures that dial-access subscribers will receive the best possible connect speeds and fewest throughput-degrading error events. To enhance system availability, the Company has arranged for dial tone providers to deliver PRI ISDN circuits over fault-tolerant SONET fiber ring infrastructure or other high quality redundant infrastructure where available.

         Through third-party service contracts and its NOC in Springfield, Virginia, the Company constantly monitors network utilization and security, including equipment at its POPs, to ensure reliable Internet connectivity. The Company utilizes Ascend's advanced Max and TNT products to provide efficiencies for both the Company's subscribers and for its network. The Company's telecommunications staff has engineered network connectivity to ensure that subscribers will receive the fewest possible busy signals by keeping the ratio of users per port at approximately 10:1. As the network gains efficiencies, the Company believes that it will be possible to increase the ratio of users per port to in excess of 14:1 without degradation of service. Company personnel track peak time usage daily to ensure high quality access service.

         The Company's telecommunications department routinely evaluates the many telephone service offerings in a continuous effort to identify and utilize the most cost-effective local connections to the local telephone network. Erols uses both LEC and CLEC providers to secure competitive pricing without sacrificing technical quality. The Company believes that the increasing availability of CLEC service, such as from MFS, Teleport Communications Group, Inc. and others will be a major force in driving down its telecommunications costs.

         The Company currently is increasing the data capacity, speed, reliability and security of its network. To this end, the Company has purchased network management software that allows the Company to monitor network traffic and service quality. The Company is also developing plans to expand the capabilities of its NOC and to add route diversity which will further upgrade the security and reliability of the network.

         Internal Network

          The Company's POPs, external interconnect links and NOC are interconnected by a robust, router-based TCP/IP network. Many POPs are interconnected via two or more T-1 rate facilities and major POPs are interconnected by T-3 rate facilities. Physical local loop connectivity is typically provided over fault tolerant SONET fiber facilities, or over diverse-route conventional facilities. Most short-haul circuits are engineered raw pipes leased from a LEC or CLEC, some long-haul circuits are engineered as IP-in-IP tunnels across the Cable & Wireless backbone. The Company is augmenting its internal backbone along the Eastern seaboard through the installation of a router-based native DS3 backbone from Washington, DC to New York. When complete, Cable & Wireless paths will serve as redundant backup.

         The Company's NOC is staffed on a "24 x 7" basis, 365 days a year. A 175 kilowatt diesel emergency generator and multiple UPS systems minimize the possibility of service interruptions caused by outages of commercial power. Multiple independent HVAC systems provide reliable climate controlled conditions for the equipment. The Company controls all of the equipment constituting its physical POPs. In addition, the Company leases two T-3 backbones--one from New York City to Northern Virginia with breakouts in Philadelphia, Baltimore, and Washington DC, and one from Boston to Norfolk, Virginia with intermediate connections at Hartford, New York City, Philadelphia, Baltimore, Washington, DC and Tysons Corner and Richmond, Virginia. The Company also leases two redundant T-3 connections from its NOC to the MAE-East inter-carrier interconnect.

         External Connectivity

         The Company maintains multiple high bandwidth paths to the Internet. Present connectivity includes a 100 Mbps FDDI MAE-East inter-carrier interconnect including a private-use Gigaswitch port; Fast Ethernet and DS3 connections to Cable & Wireless; and a DS3 connection to CAIS. Present expansion plans include a DS3 connection to the Sprint-NAP in Pensaulken, New Jersey.

         Back-End Servers

         The Company operates many application-specific server systems to provide assist-functionality for client applications and to support Web page hosting and other business services. The Company has a substantial and growing hardware base to support its business activities including new Sun Microsystems, Inc. ("Sun") equipment, NT servers, as well as a number of dual Pentium Pro PC servers. The Company has in-house technical capabilities devoted to optimization of its hardware investment. The Company believes this in-house competence in understanding and solving performance bottlenecks is a key factor that differentiates the Company from its competitors.

         The Company utilizes two types of operating systems for its subscriber base. The Internet Services network (dial-access residential, e-mail, news, residential Web) utilizes UNIX for its scalability and security features. The Erols Business Services Group uses Microsoft-based technology (NT, Frontpage, commerce server, chat, business Web sites) based on customer demands and ease of customer configuration.

         As the Company expands, so does its need for off-site server systems. The Company currently provides direct service in eight states (Massachusetts, Connecticut, New Jersey, New York, Pennsylvania, Delaware, Maryland and Virginia) and the District of Columbia. However, in light of the network's structure, a disruption in or around the Company's Springfield, Virginia NOC could disrupt service both locally and in otherwise undisturbed remote regions. Likewise, Web content hosted on servers at the Company's Springfield facility is accessible throughout the entire worldwide IP Internet. In order to lessen the potential effects of disruption at its Springfield, Virginia facility, the Company intends to install redundant and/or load sharing server systems at a location outside of its present Springfield, Virginia NOC. See "Use of Proceeds."

Technical Support

         The Company believes that reliable sales and technical support is critical to retaining existing subscribers and attracting new ones. The Company currently provides (i) toll-free, live telephone assistance; (ii) e-mail-based assistance; (iii) help sites and Internet guide files on the Erols Web site;
(iv) automated "fax back" and "fax on demand" assistance; and (v) printed reference material available on a "24 x 7" basis, 365 days a year. Additionally, the Company employs approximately ten representatives dedicated to supporting its business customers.

         As of October 31, 1997, the Company employed a staff of 111 full-time and 92 part-time technical services personnel, who are available to assist subscribers. The Company has found that most users of its technical support are new subscribers in the first month of their subscriptions who may not be familiar with the Internet and the basic operating systems and software which run their computers. Thus, the service staff must be, and is, conversant in a range of subjects that extend beyond basic installation issues.

         The Company utilizes automated software for tracking and monitoring the number of incoming phone calls and length of wait time. By monitoring average time on hold in different support areas, the Company can adjust its staffing to actual traffic patterns, thus reducing waiting time.

Quality Assurance

         The Company believes that one of the principal reasons for the success of its subscriber retention efforts is its attention to subscriber satisfaction. The Company is committed to providing its customers with high quality, reliable service, by employing both in-house and external service monitoring techniques.

         The Company uses HP Openview and Seagate Nerve Center as in-house network management software. These are installed on dedicated Sun workstations and permit the Company to verify the vitality of the Company's access network and server components and provide "real time" identification of service outages and delays. The Company utilizes Simple Network Monitoring Protocol ("SNMP") to monitor routers, switches, and other network components. The Company also monitors server functionality and availability by regularly sending artificial transactions and monitoring the results.

         The Company monitors its performance through Inverse. Inverse provides market analysis from a user's viewpoint, measuring subscriber satisfaction factors such as the ability to dial in without blockage, speed and reliability of authentication, and availability and adequacy of the servers and connectivity. By testing these factors objectively and in a quantifiable manner, Inverse is able to supply the Company with regular feedback as to the adequacy of its existing service, and to provide proactive trending reports for use in planning future system expansion.

Supplier Relationships

         The Company is dependent on certain third-party suppliers of hardware components. Ascend is the largest supplier providing servers and modems comprising 71.4% of network hardware costs as of December 31, 1996 and 72.3% of such costs as of September 30, 1997. Certain telecommunications services used by the Company in providing its network services currently are acquired from limited sources. The Company also depends on third-party software vendors to provide the Company with much of its Internet software, including Netscape Navigator and Microsoft Internet Explorer, the World Wide Web browser software that the Company licenses from Netscape and Microsoft, respectively.

Competition

         The market for Internet access services is extremely competitive and highly fragmented. Inasmuch as there are no significant barriers to entry, the Company believes that competition in this market will intensify. The Company believes that its ability to compete successfully will depend on a number of factors, including strong market presence in its chosen regions; the adequacy of the Company's subscriber and technical support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

         The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs such as BBN Corporation, IDT Corporation, MindSpring, NETCOM, PSINet, UUNET, EarthLink and Concentric; (ii) established online services such as America Online, CompuServe, Prodigy and the Microsoft Network; (iii) computer software and technology companies; (iv) national telecommunications companies such as AT&T, MCI and Sprint; (v) RBOCs such as Bell Atlantic; (vi) cable operators such as Comcast, TCI and Time Warner; and (vii) nonprofit or educational ISPs. Most of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company.

         The entry of new participants from existing categories of competitors, and the potential entry of competitors from other categories (such as computer hardware manufacturers) would result in substantially greater competition for the Company. The ability of these competitors or others to bundle services and products with Internet access services could place the Company at a significant competitive disadvantage. In addition, competitors in the telecommunications industry may be able to provide subscribers with reduced communications costs in connection with their Internet access services, reducing the overall cost of Internet access and significantly increasing pricing pressures on the Company. While the Company's prepaid annual subscriptions are priced below most competitors, certain online competitors, including America Online, the Microsoft Network and Prodigy, also offer unlimited access to the Internet and their proprietary content at flat rates that are equal to the Company's $19.95 monthly rate for month-to-month service. Certain of the RBOCs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee) for at least some period of time. As a result, competition for active users of Internet services has intensified.

Proprietary Rights

         The Company believes that its success is dependent in part on its technology and its continuing right to use such technology. The Company relies on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its technology. Since December 1996, it has been the Company's policy to require employees and consultants and, when possible, suppliers, to execute confidentiality agreements upon the commencement of their relationships with the Company.

         The Company has obtained authorization, typically in the form of a license, to distribute third-party software incorporated in the Erols access software product for Windows 3.1, Windows 95, Windows NT and Macintosh platforms. Applications licensed by the Company include Netscape Navigator (the initial term of the license for which expires in December 1998 (provided no notice for termination is given) and thereafter automatically renews for additional one-year terms unless either party terminates the license on 60 days notice), Microsoft Internet Explorer (the initial term of the license for which expires in October 1998 and thereafter automatically renews for additional one-year terms, although either party may terminate the license at any time on 30 days notice), and MacTCP software from Apple (the current term of the license for which expires on December 31, 1997 and thereafter automatically renews for additional one-year terms unless either party terminates the license on 12 months notice). The only software in the Erols Internet access package that is developed by the Company is the front-end program and the installation/registration program. The Company intends to maintain or negotiate renewals of existing software licenses and authorizations. The Company may want or need to license other applications in the future.

         In 1991, a corporation owned by Erol M. Onaran, the Selling Stockholder, sold its video rental business assets to Blockbuster. In 1992, the Company (then under the name "OEO, Inc.") purchased from Blockbuster the Service Mark License, the exclusive license to the registered service marks "Erol's" and "Erol's Since 1963", for use in connection with the sale, rental and/or service of videocassette recorders, camcorders, color televisions and other video equipment and related accessories. The Service Mark License contains certain restrictions on the use of these marks for other purposes. The initial Service Mark License was for a three-year term, and was renewable at the option of the licensee (the Company) for successive three-year terms. Under the terms of the Service Mark License, the licensee was to pay a renewal fee of $100. While the Company tendered the $100 payment of this fee in 1995, this check has not been cashed. Although the Company has sent correspondence to Blockbuster regarding this matter, no replies have been forthcoming. Given the lack of response from Blockbuster, there can be no assurance that Blockbuster will not assert a claim for trademark infringement or breach of contract at some future date. In the event that Blockbuster were to assert such a claim, the Company believes that it has substantial defenses to, and the Company would vigorously defend against, any such claim.

         "Erol's Store," "www.erols.com Erol's and Design," "Erol's (Stylized)," "Erols.com," "Erol's Internet," "Web While You Wait," "The Fastest Way to the World," "Global Trader," and "Erols Internet and Design" are trademarks and/or service marks of the Company. In addition, trademark and/or service mark applications currently are pending before the United States Patent and Trademark Office for "www.erols.com Erol's and Design," "Erol's (Stylized)," "Erols.com," "Erol's Internet," "Web While You Wait," "The Fastest Way to the World," "Global Trader," and "Erols Internet and Design." This Prospectus includes trademarks of companies other than the Company.

Government Regulation

         ISPs

         The Company provides Internet access services in part through data transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for wire-line communications. The Company currently is not subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, in the future the Company could become subject to regulation by the FCC or another regulatory agency as a provider of basic telecommunications services. For example, a number of long distance telephone carriers recently filed a petition with the FCC seeking a declaration that Internet telephone service is a "telecommunications service" subject to common carrier regulation. Such a declaration, if enacted, would create substantial barriers to the Company's entry into the Internet telephone market. The FCC has requested comments on this petition, but has not set a deadline for issuing a final decision. Also, a number of local telephone companies have asked the FCC to levy access charges on "enhanced service providers," which may be deemed to include ISPs. Although the former Chairman of the FCC has indicated his opposition to levying service charges against ISPs, local interconnection charges could be levied in the future. Moreover, the public service commissions of certain states are exploring the adoption of regulations that might subject ISPs to state regulation.

         The recently enacted Telecommunications Act contains provisions that lift certain restrictions relating to the RBOCs' ability to engage directly in the Internet access business. The Telecommunications Act also makes it easier for national long distance carriers such as AT&T to offer local telephone service. In addition, the Telecommunications Act allows the RBOCs to provide electronic publishing of information and databases. Competition from these companies could have an adverse effect on the Company's business. See "Risk Factors--Competition."

         Due to the increasing use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, libel, intellectual property protection and infringement and technology export and other controls. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on the Company. See "Risk Factors--Competition."

         Competitive Local Exchange Carriers

         The Company, through a to-be-formed wholly owned subsidiary, intends to apply to the Commonwealth of Virginia, the State of Maryland and the District of Columbia to become a CLEC and may, in the future, seek CLEC status in other states as well. To the extent the Company obtains such authorizations and commences CLEC operations, the telecommunications services provided by such operations will be subject to regulation by federal, state and local governmental agencies. At the federal level, the FCC has jurisdiction over interstate telecommunications services. State regulatory commissions exercise jurisdiction over intrastate services. Additionally, municipalities and other local government agencies may regulate certain aspects of the Company's business, such as use of rights-of-way. Typically, start-up telecommunications carriers are not as heavily regulated as incumbent LECs. For example, under current regulations, the Company would not be subject to price cap or rate of return regulation by the FCC. However, the Telecommunications Act requires the FCC to establish a subsidy mechanism for universal telephone service to which the Company will be required to contribute based on its telecommunications revenues and requires all LECs, including CLECs, to make services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of local telecommunication traffic and provide dialing parity and telephone number portability, and ensure that their services are accessible to and usable by persons with disabilities. The Telecommunications Act reserves to the individual states the authority to impose their own regulations of local exchange services, including state universal service subsidy programs, so long as this regulation is not inconsistent with the requirements of the Telecommunications Act. The Company is unable to predict the final form of such regulation or its potential impact on the Company. In its provision of interstate and international services as a CLEC, the Company generally will be subject to tariff filing requirements setting forth the terms, conditions and prices for its services, prior to offering telecommunications services. At the state level, the Company will also be subject to state certification proceedings and intrastate and local tariff regulations as a CLEC. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services consistent with the public interest. While uncommon, challenges to these tariffs and certificates by third parties could cause the Company to incur substantial legal and administrative expenses. Many states also have additional regulatory requirements such as minimum service quality reporting and customer service requirements and uniform LEC accounting requirements. Under some state statutes, changes in the ownership of the Company's outstanding voting securities also may trigger additional state public utility commission approval. For example, in certain jurisdictions an investor who acquires as little as 10% of the Company's voting securities may have to obtain prior approval for the acquisition of such securities because such ownership might be deemed to constitute an indirect controlling interest in the CLEC. See "Risk Factors--Government Regulation."

Employees

         As of October 31, 1997, the Company employed 293 people on a full-time basis, including 81 sales and marketing personnel, 45 engineering and network development personnel, 111 technical and customer support representatives and 56 general management and administrative personnel. As of that date, the Company also employed 204 people on a part-time basis, most of whom serve as telephone subscriber and technical support representatives. None of the Company's employees are represented by a labor union, and the Company is not a party to any collective bargaining agreement. The Company believes its employee relations are good.

Properties

         The Company's corporate headquarters and NOC are located in a 35,000-square foot facility in Springfield, Virginia. The lease for this space expires on December 31, 2002, and currently provides for rental payments of approximately $14,500 per month, subject to stated annual increases to a maximum of $20,100 per month in the last year of the term. The Company has the option to extend this lease for two additional five-year terms. Rent during each year of the renewals will represent a 4% increase over rent in the prior year.

         The Company leases 56 POP sites throughout its service area. As of October 31, 1997, aggregate monthly rental payments on these POP sites were approximately $24,600. The Company also rents kiosk space, ranging from 32 to 60 square feet, in 21 major shopping malls throughout its service areas. As of October 31, 1997, aggregate monthly rental payments on these kiosks were approximately $43,600.

         The Company intends to apply certain of the proceeds of this offering to relocate and expand its physical facilities in connection with the expansion and enhancement of its network infrastructure. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company believes that its current facilities are adequate for its current needs, that such relocation and expansion will support anticipated future growth and that suitable additional space will be available on commercially acceptable terms as required in the future.

Legal Proceedings

         On September 1, 1997, a motion for judgment was filed against the Company in Virginia state court by Paul Boudrye, the Company's former Vice President, Marketing. The motion for judgment alleges breach of contract and wrongful termination and seeks punitive and compensatory damages of approximately $1,000,000. Additionally, Mr. Boudrye seeks to exercise certain stock options. Discovery recently has been initiated and, therefore, it is premature to reach an opinion on liability or the extent of exposure. However, the Company believes that it has a meritorious defense and is conducting a vigorous defense.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

         The executive officers, directors and key employees of the Company are as follows:

                       Executive Officers and Directors

         Name                             Age*                                 Position
         ----                             ---                                  --------
         Dennis J. Spina...............     53    Chairman, President and Chief Executive Officer
         Erol M. Onaran................     63    Vice Chairman
         Michael W. Berkley............     38    Vice President and Chief Information Officer
         Orhan E. Onaran...............     40    Vice President, Marketing and Director
         Salvatore M. Quadrino.........     50    Vice President, Treasurer and Chief Financial Officer
         Walt Anderson.................     44    Director
         David A. Stortz...............     51    Director
         [Additional Director].........           Director
         [Additional Director].........           Director

                                           Key Employees


         Name                             Age*    Position
         ----                             ---     --------

         Robert M. Enger...............     43    Director of Internet Technology
         Charles R. Money..............     30    Director of Telecommunications Operations
         Michael J. O'Connor...........     49    Director of Internet Development
         Keith N. Poulsen..............     40    Corporate Controller

--------------
*As of December 1, 1997.

Executive Officers and Directors

         Dennis J. Spina has served as Chief Executive Officer since joining the Company in August 1996. From January 1996 until July 1996, he worked as an independent consultant in the service and distribution industry. From November 1994 to December 1995, he served as President and Chief Executive Officer of International Service Systems, a company engaged in the business of janitorial and energy management. From August 1990 to October 1994, he served as President and Chief Executive Officer of Suburban Propane, Inc. ("Suburban Propane"), a division of Hanson PLC. He was hired in a turnaround capacity and also served as President and Chief Executive Officer of Petrolane, Inc. ("Petrolane"), a propane distribution company managed by Suburban Propane, from August 1990 until its sale in July 1993. Petrolane was reorganized in a "prepackaged" proceeding in July 1993 under the U.S. Bankruptcy Code. From 1973 to 1990, he worked at Federal Express Corporation, ultimately serving as Vice President and Officer.

         Erol M. Onaran currently serves as Vice Chairman of the Company and served as the Chairman from August 1995 until November 1997 and of Erol's Computer & TV/VCR Service, Inc. since its inception. In August 1992, he founded OEO where he served as Chairman and Chief Executive Officer. From 1991 to 1995, he was Chairman of Diane Fashion, Inc., a fashion manufacturing company. During that time he was also President and General Partner of Backlick Springfield Limited Partnership, an owner of an office building in Springfield, Virginia. He is the father of Orhan E. Onaran, a director and Vice President of the Company.

         Michael W. Berkley has served as Vice President and Chief Information Officer since joining the Company in December 1996. From October 1994 to November 1996, he served as Director of Technical Services for Reliance Standard Life. From May 1989 to September 1994, he worked as an Acting Director for Sprint, developing technologies such as frame relay and ATM.

         Orhan E. Onaran has served as Vice President, Marketing since August 1996 and as President and Chief Operating Officer from August 1995 to July 1996. From August 1992 to July 1995, he served as President and Chief Operating Officer of OEO, a company selling and providing service for televisions, video cassette recorders and computers. Mr. Onaran is Chairman of the United States Internet Providers Association (USIPA). He is the son of Erol M. Onaran.

         Salvatore M. Quadrino has served as Vice President, Treasurer and Chief Financial Officer since joining the Company in September 1997. From October 1996 to August 1997, he worked as an independent financial consultant in the service and distribution industry. From October 1994 to September 1996, he served as President and Chief Executive Officer of Suburban Propane, a division of Hanson PLC, which conducted its initial public offering in March 1996, and from March to October 1996 he served as a member of Suburban Propane's Board of Supervisors. Mr. Quadrino initially was hired in a turn around capacity, served as Vice President and Chief Financial Officer of Suburban Propane from October 1990 to September 1994 and as Vice President, Chief Financial Officer and Treasurer of Petrolane from August 1990 until its sale in July 1993. Petrolane was reorganized in a "prepackaged" proceeding in July 1993 under the U.S. Bankruptcy Code. Mr. Quadrino is a Certified Public Accountant.

         Walt Anderson has served on the Company's Board of Directors since December 1996. He is a co-founder of Esprit Telecom Group plc, a publicly held European telecommunications company, and has been Chief Executive Officer, Chairman of the Board and a director of that company since 1991. Prior to that time, Mr. Anderson was President of Mid-Atlantic Telecom, which he founded in 1984. Mr. Anderson is a founding member of the Board of Directors of the International Space University.

         David A. Stortz has served on the Company's Board of Directors since December 1996. In 1980, he founded David A. Stortz & Associates Certified Public Accountants, where he serves as President and Managing Shareholder. Since 1990, he has served as Treasurer, Audit Committee Chairman and director of East Penn Bank. Since 1996, he has served as Secretary and as a director of the Broadside Country Club. Mr. Stortz is a Certified Public Accountant.

         [Additional Director]

         [Additional Director]

Key Employees

         Robert M. Enger has served as Director of Internet Development since August 1996. From January 1991 to August 1996, he was a Senior Staff Engineer for ANS Communications, a division of

America Online ("ANS"). Mr. Enger is a long-standing member of the Internet Engineering Task Force (IETF) and has published several articles dealing with connectivity and network solutions.

         Charles R. Money has served as Director of Telecommunications Operations since January 1996. From February 1993 to January 1996, he worked with Cable & Wireless as Operations Service Manager; from June 1991 to January 1993 as Shift Supervisor of Network Operations; from March 1990 to May 1991 as a Centralized Tester; and from September 1989 to February 1990 as a Technical Control Operator. Mr. Money has extensive experience in the design, implementation, and troubleshooting of a variety of communications systems including switched voice, point-to-point circuitry from DS-0 to fiber optic networks, nationwide customer networks, and frame relay networks.

         Michael J. O'Connor has served as Engineer since joining the Company in June 1997. From March 1992 to June 1997, he worked for ANS as a Senior Staff Engineer.

         Keith N. Poulsen has served as Corporate Controller since joining the Company in March 1996. From August 1995 to February 1996, he served as Cost Accounting Manager for Penril Datability Networks. Prior to that time, he served as Director of Accounting Programs and Sourcing for Star Technologies from October 1992 to July 1995 and as Manager of Cost Accounting from November 1989 to September 1992.

Board Committees and Compensation

         The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees the Company's independent auditors, recommends the engagement of auditors and reviews any internal audits the Company may perform. David A. Stortz currently serves as the Audit Committee. As required by the rules of the Nasdaq Stock Market, following the offering the Audit Committee will be constituted such that a majority of its members will not be employees of the Company. The Compensation Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's Stock Plan. The members of the Compensation Committee currently are Walt Anderson, Erol M. Onaran and Dennis J. Spina. Upon completion of this offering, the Compensation Committee will be constituted such that all of its members will be "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. See "--Compensation Interlocks and Insider Participation."

         Non-employee directors are reimbursed for their travel expenses in attending Board and Committee meetings. Neither employee nor non-employee directors currently receive any compensation for their services as such.

Classified Board of Directors

         The Company's Board of Directors is divided into three classes of directors, designated Class A, Class B and Class C, serving staggered three-year terms. With respect to the present Board (consisting of seven members), the term of the Class A director (Erol M. Onaran) will expire at the 1999 annual meeting of stockholders, the terms of the Class B directors (Orhan E. Onaran and David
A. Stortz) will expire at the 2000 annual meeting of stockholders and the terms of the Class C directors (Walt Anderson and Dennis J. Spina) will expire at the 2001 annual meeting of stockholders. Two additional directors will be designated prior to completion of this offering in order to fill the two vacancies presently existing on the Board of Directors. The number of directors is fixed from time to time exclusively by the Board, and a majority of the Board then in office may fill any vacancies.

Executive Compensation

         The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the fiscal year ended December 31, 1996 by the following executive officers (the "Named Executive Officers"): (i) the Company's Chief Executive Officer and (ii) the Company's other executive officers whose salary and bonus for fiscal year 1996 exceeded $100,000.

                           Summary Compensation Table

                                                                                       Long-Term
                                                                                  Compensation Awards
                                                                           ----------------------------------
                                                Annual Compensation                   Securities
                                             ---------------------------              Underlying
            Name and Principal Position         Salary ($)    Bonus ($)               Options (#)
            ------------------------------   -------------   -----------   ----------------------------------
            Dennis J. Spina (1)...........        $131,538       --                     328,617
            Erol M. Onaran................         256,000       --                       --
            Orhan E. Onaran...............         114,491       --                       --

--------
(1) The stated salary reflects compensation paid to Mr. Spina from the commencement of his employment in August 1996 through December 31, 1996.

         The following table sets forth information regarding the grant of options to purchase the Company's Common Stock to each of the Named Executive Officers during the fiscal year ended December 31, 1996.

                          Option Grants in Fiscal 1996

                                      Individual Grants
                    -------------------------------------------------------
                                                                              Potential Realizable
                                                                            Value at Assumed Annual      Value at
                     Number of     Percentage of                              Rates of Stock Price      Grant Date
                     Securities    Total Options                            Appreciation for Option       Market
                     Underlying     Granted to      Exercise                        Term (1)            Price (2)
                      Options      Employees in      Price     Expiration    -----------------------   -----------
Name                  Granted       Fiscal 1996    Per Share      Date          5%           10%            0%
-----------------   ------------  --------------  -----------  ----------   -----------  -----------   -----------
Dennis J. Spina..     328,617          72.1%         $1.18      12/28/06      $837,022   $1,562,346      $364,250

-------------------
(1) Potential Realizable Value assumes that the Common Stock appreciates at the indicated annual rate (compounded annually) from the grant date until the expiration of the option term and is calculated based on the requirements promulgated by the Commission. Potential Realizable Value does not represent the Company's estimate of future stock price growth.

(2) At the grant date, the exercise price of $1.18 was below the market price of $2.29 determined by the Company.

         The following table sets forth certain information regarding the number and value of securities underlying options held by each of the Named Executive Officers at the end of fiscal 1996. No options were exercised by any of the Named Executive Officers during 1996.

             Aggregate Option Exercises and Year-End Option Values

                                           Number of Securities                Value of Unexercised
                                          Underlying Unexercised              "In-the-Money" Options
                                       Options at December 31, 1996            at December 31, 1996
                                    -----------------------------------  ---------------------------------
               Name                   Exercisable       Unexercisable      Exercisable     Unexercisable
           ----------------------  -----------------  -----------------  ---------------  ----------------
           Dennis J.  Spina......         --               328,617             --             $364,250

-----------------------
(1) Value for "in-the-money" options represents the positive spread between the exercise price of outstanding options and the fair market value of $2.29 on December 31, 1996.

Stock Plan

         The Company has adopted the Stock Plan for the purpose of enabling employees and officers, as well as "eligible independent contractors" (as defined), of the Company and its "affiliates" (as defined) to (i) own shares of stock in the Company; (ii) participate in the stockholder value of the Company;
(iii) have a mutuality of interest with other stockholders of the Company; and
(iv) enable the Company to attract, retain and motivate employees, officers and independent contractors of particular merit.

         The Stock Plan provides for the award to eligible participants, including employees, officers, directors and consultants, of stock options, stock appreciation rights and/or restricted stock. 826,843 shares of Common Stock initially were reserved for issuance pursuant to the Stock Plan, representing 9.0% of the shares of Common Stock expected to be outstanding immediately subsequent to this offering. As of the date of this Prospectus, options to purchase a total of 738,933 shares of Common Stock were outstanding, at exercise prices ranging from $2.29 to $4.55 per share. As of such date, 4,240 options had been exercised. No stock appreciation rights or restricted stock have been granted under the Stock Plan.

         Subsequent to this offering, the Stock Plan will be administered by the Compensation Committee of the Board of Directors, each of whose members will be a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The Compensation Committee will select the participants and establish the terms and conditions of each option or other equity right granted under the Stock Plan, including the exercise price, the number of shares subject to options or other equity rights and the time at which such options become exercisable. See "--Board Committees and Compensation." The exercise price of all "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, granted under the Stock Plan must be at least equal to 100% of the fair market value of the option shares on the date of grant. The term of any incentive stock option granted under the Stock Plan may not exceed ten years.

         To the extent required to comply with Rule 16b-3 under the Exchange Act, if applicable, and in any event in the case of an incentive stock option, no award granted under the Stock Plan is transferable by a grantee otherwise than by will or by the laws of descent and distribution. Other terms and conditions of each award are set forth in the grant agreement governing that award. The Stock Plan constitutes an unfunded plan for incentive compensation purposes.

Employment Agreements and Related Arrangements

         As of August 12, 1996, the Company entered into an Employment Agreement with Dennis J. Spina, providing for Mr. Spina's employment as the President and Chief Executive Officer of the Company for an initial term of three years (through August 12, 1999), subject to automatic annual extensions thereafter unless either Mr. Spina or the Company notifies the other in writing at least 90 days prior to the next anniversary of the date of the Employment Agreement that he or it elects to not renew the Employment Agreement. Mr. Spina's Employment Agreement provides for an annual salary of $360,000, subject to such adjustment, if any, as may be approved from time to time by the Compensation Committee of the Board of Directors. In addition, pursuant to the Employment Agreement, Mr. Spina is entitled to participate in any employee benefits plans and arrangements when and as implemented by the Company, to the extent determined by the Compensation Committee of the Board of Directors to be commensurate with his level of responsibility within the Company.

         Under his Employment Agreement, if Mr. Spina's employment is terminated
(i) by the Company other than for "cause" (as defined) or (ii) by Mr. Spina for "good reason" (as defined), he is generally entitled to (a) receive his salary accrued through the date of termination and for the remainder of the term of the Employment Agreement or extension thereof, as the case may be and (b) continue to participate in the Company's sickness or health insurance programs for the remainder of such term. If Mr. Spina's employment is terminated (i) by the Company for "cause;" (ii) by Mr. Spina without "good reason;" or (iii) upon Mr. Spina's death or "total disability" (as defined), Mr. Spina (or his estate) is entitled to receive his salary accrued through the date of termination. If Mr. Spina's employment is terminated by reason of his death, his estate also is entitled to receive an amount equal to one-half of his then-current annual salary. If Mr. Spina's employment is terminated by the Company without "cause" within one year of a "change in control" (as defined) or if he resigns with "good reason" within one year following such a "change in control," he is entitled to receive, in lieu of payments otherwise due under his Employment Agreement, the sum of $1,080,000. If any payment or distribution by the Company to Mr. Spina is determined to be excessive under Section 280G of the Internal Revenue Code, so as to prompt a tax loss to Mr. Spina, the amount of payment or distribution may be reduced so that the tax liability is minimized.

         The Company has granted to Mr. Spina options to purchase 328,617 shares of the Company's Common Stock at a per share exercise price of $1.18 (subject to adjustment upon certain subsequent events) pursuant to a non-qualified Stock Option Agreement dated December 28, 1996. The options vest ratably on August 13, 1997, 1998 and 1999, except that all non-vested options vest upon the occurrence of a "change in control" subsequent to the effective date of a registration statement filed by the Company pursuant to the Securities Act, or upon termination of Mr. Spina's employment either by the Company for any reason other than "cause" or by Mr. Spina with "good reason" (in each case defined in a substantially similar manner as in his Employment Agreement). In the event of termination by the Company for "cause," by Mr. Spina without "good reason," or upon Mr. Spina's death or "total disability" (as defined), any non-vested options will terminate. Upon termination of Mr. Spina's employment by the Company for "cause" or Mr. Spina's resignation from the Company for any reason other than at the expiration of the "employment period," as defined in his Employment Agreement, the Company, at its option, may repurchase any shares of Common Stock issued upon prior exercises of stock options. Any such repurchase shall be at the "fair market value" of the Common Stock, as defined in the Stock Option Agreement. Mr. Spina is entitled to the same registration rights in respect of the Common Stock as is Erol M. Onaran, to the extent that the Company should grant such rights to Mr. Onaran.

         As of September 2, 1997, the Company entered into an Employment Agreement with Salvatore M. Quadrino providing for Mr. Quadrino's employment as the Vice President, Treasurer and Chief Financial Officer of the Company for an initial term of one year (through September 1, 1998), subject to automatic annual extensions thereafter unless either Mr. Quadrino or the Company notifies the other in writing at least 90 days prior to the next anniversary of the date of the Employment Agreement that he or it elects to not renew the Employment Agreement. Mr. Quadrino's Employment Agreement provides for an annual salary of $175,000, plus such increases, if any, as may be approved from time to time by the Compensation Committee of the Board of Directors. In addition, pursuant to the Employment Agreement, Mr. Quadrino is entitled to participate in such employee benefits plans and programs established by the Company as determined in the discretion of the Compensation Committee to be commensurate with his level of responsibility within the Company.

         Under his Employment Agreement, if Mr. Quadrino's employment is terminated (i) by the Company other than for "cause" (as defined) or (ii) by Mr. Quadrino for "good reason" (as defined), he is generally entitled to (a) receive his salary accrued through the date of termination and an additional 12 months salary, as well as any annual bonus to which he otherwise would have been entitled during such period under the Company's bonus policies as in effect at the time of termination and (b) continue in the Company's sickness or health insurance and other benefit programs for such period. If Mr. Quadrino's employment is terminated (i) by the Company for "cause;" (ii) by Mr. Quadrino without "good reason;" or (iii) upon Mr. Quadrino's death or "total disability" (as defined), Mr. Quadrino (or his estate) is entitled to receive his salary accrued through the date of termination. If Mr. Quadrino's employment is terminated by reason of his death, his estate also is entitled to receive an amount equal to his then-effective salary for a period of three months.

         If Mr. Quadrino's employment is terminated by the Company without "cause" within six months of a "change in control" (as defined) or if he resigns with "good reason" within six months following such a "change in control," he shall be entitled to receive his salary accrued through the date of termination and an amount equal to 12 months of his then-effective salary. If any payment or distribution by the Company to Mr. Quadrino is determined to be excessive under
Section 280G of the Internal Revenue Code, so as to prompt a tax loss to Mr. Quadrino, the amount of payment or distribution may be reduced so that the tax liability is minimized.

         The Company has granted to Mr. Quadrino options to purchase 135,687 shares of the Company's Common Stock at a per share exercise price of $4.36 (subject to adjustment upon certain subsequent events) pursuant to a Stock Option Agreement dated September 2, 1997. The options vest ratably on September 2, 1998, 1999 and 2000, except that all non-vested options vest upon the occurrence of (i) involuntary termination of Mr. Quadrino's employment without "cause" (as defined) or (ii) a "change in control" (as defined) occurring on or after February 1, 1998.

         As of December 27, 1996, the Company entered into an Employment Agreement with Orhan E. Onaran providing for his employment as Vice President, Marketing for an initial term of one year (through December 26, 1997), subject to automatic annual extensions thereafter unless either Mr. Onaran or the Company notifies the other in writing at least 90 days prior to the next anniversary of the date of the Employment Agreement that he or it elects to not renew the Employment Agreement. The Employment Agreement provides for an annual salary of $142,500, plus increases, if any, as may be approved from time to time by the Compensation Committee of the Board of Directors. The other terms and conditions of Mr. Onaran's Employment Agreement are substantially identical to those of Mr. Quadrino's Employment Agreement, as described above, except as follows: (1) if his employment is terminated (i) by the Company other than for "cause" (as defined) or (ii) by Mr. Onaran for "good reason" (as defined), he is generally entitled to (a) receive his salary accrued through the date of termination and the longer of (y) the remainder of the then current term of the Employment Agreement or (z) three months (Mr. Onaran is required to mitigate such payments by actively seeking employment) and (2) Mr. Onaran's Employment Agreement contains no special provisions for termination upon a "change in control."

         Messrs. Spina, Quadrino and Onaran also have entered into Proprietary Information and Inventions Agreements pursuant to which each has agreed to nondisclosure of the Company's "proprietary information" (as defined) and to assign to the Company any and all "inventions" (as defined) made, conceived, reduced to practice or learned by him while he is on the Company's premises or utilizing its property, or based on any information or knowledge gained by him during his employment with the Company. Messrs. Spina, Quadrino and Onaran each also has agreed that, during the period of his employment (and, in the case of Mr. Spina, during any period subsequent to termination of his employment during which he receives any form of compensation from the Company and for a period of one year after his employment is terminated), he will not compete or interfere with the Company. Each also has agreed, for the period of his employment and for one year thereafter, to not induce any employees of the Company to leave its employ or solicit business from any client or customer of the Company. Agreements not to compete are not favored in the law and will generally only be enforced to the extent necessary to protect the employer's legitimate business interests. Accordingly, a court determining whether to enforce the noncompetition clauses may enforce such clauses as drafted or to a lesser extent than provided for therein, or may deny enforcement altogether.

         The Company maintains key man life insurance policies for Dennis J. Spina, Robert M. Enger and Charles R. Money providing for coverage in the amounts of $800,000, $100,000 and $100,000, respectively.

Compensation Interlocks and Insider Participation

         The current members of the Compensation Committee are Walt Anderson, Erol M. Onaran and Dennis J. Spina. Accordingly, to date, the Compensation Committee, including directors who are or were executive officers of the Company, has made all determinations concerning compensation of the Company's executive officers. The Board of Directors has provided for the reconfiguration of the Compensation Committee which, upon completion of this offering, will be composed of non-employee directors of the Company. See "--Board Committees and Compensation" and "--Stock Plan."

Limitation on Liability of Directors

         As permitted by the Delaware Corporation Law, the Charter limits, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware Corporation Law); or (iv) for any transaction from which the director derived an improper personal benefit. However, the Charter provides that, if the Delaware Corporation Law is amended to authorize further elimination of or limitation on the liability of directors, then the liability of directors of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware Corporation Law, as so amended. These provisions do not eliminate the liability of a director for violations of federal securities laws, and do not limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief.

         While the Charter provides directors with protection from having to pay monetary damages for breaches of their fiduciary duty, it does not eliminate such duty. Accordingly, the Charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her fiduciary duty. The provisions of the Charter described above apply to an officer of the Company only if such person is a director of the Company and is acting in the capacity of a director, and do not apply to officers of the Company who are not directors.

Indemnification of Directors and Officers

         The Company's Charter and Bylaws provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the Delaware Corporation Law. Under such provisions, any director or officer who, in such person's capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interest of the Company. The Charter, Bylaws, and the Delaware Corporation Law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

         The Company has power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify such person against such liability under Delaware law.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of shares of Common Stock as of December 1, 1997, and as adjusted to give effect to the sale of the Shares offered hereby, concerning (i) each person or group known by the Company to beneficially own more than 5% of the outstanding Common Stock; (ii) each current director of the Company; (iii) each Named Executive Officer; and (iv) all directors and executive officers of the Company, as a group. The address of Messrs. Erol Onaran, Dennis Spina and Orhan Onaran is 7921 Woodruff Court, Springfield, Virginia 22151. All information with respect to beneficial ownership has been furnished to the Company by the various stockholders.

                                                                            Common Stock (1)
                                            ------------------------------------------------------------------------------
                                               Number of Shares                        Percent of Class
           Name and Address                   Beneficially Owned        --------------------------------------------------
          of Beneficial Owner                   Before Offering           Before Offering             After Offering
---------------------------------------      ----------------------     ---------------------    -------------------------
Erol M. Onaran .............................       4,025,976                       68.98%                  43.29% (2)

Dennis J. Spina (3).........................         109,539                        1.84%                   1.30%

Orhan E. Onaran (4).........................           2,120                           *                        *

Gold & Appel Transfer, S.A. (5).............       1,806,563                       30.95%                  21.67%
Omar Hodges Building
Wickhams Cay
Road Town, Tortola
British Virgin Islands

All directors  and  executive  officers
as a group (6 persons) (6)..................       4,158,836                       69.67%                  49.10% (2)

------------
 *       Less than 1%.

(1) Except as otherwise indicated, each of the parties listed has sole voting and investment power with respect to all shares of Common Stock indicated. Beneficial ownership is calculated in accordance with Rule 13d-3(d) under the Exchange Act. Shares of Common Stock subject to options which are currently exercisable or are exercisable within 60 days of December 1, 1997, are deemed outstanding with respect to the person holding such options but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned thereby.

(2) Mr. Onaran, the Selling Stockholder, is selling 417,000 Shares in the offering. Therefore, immediately subsequent to the offering, he will own 3,608,976 shares of Common Stock.

(3)      Represents shares underlying currently exercisable options.

(4) Represents shares underlying currently exercisable options held by Mr. Onaran's wife.

(5) Gold & Appel is a wholly owned subsidiary of Iceberg Transport, S.A., a Panamanian company. Walt Anderson, a director of the Company, is attorney-in-fact and secretary of Gold & Appel. Mr. Anderson disclaims "beneficial ownership" of the shares held by Gold & Appel within the meaning of Rule 13d-3 under the Exchange Act.

(6) Includes 132,860 shares underlying currently exercisable options. Excludes 401,407 shares underlying outstanding options that are not currently exercisable.

                              CERTAIN TRANSACTIONS

         From the inception of its ISP operations on August 1, 1995 through December 2, 1996, the Company operated as a separate division of OEO, which had two divisions, consisting of the Company's ISP operations and the Retail Sales Business. OEO was 100% owned by Erol M. Onaran. See "Principal and Selling Stockholders." On December 2, 1996, OEO reincorporated in the State of Delaware and changed its name to "Erol's Internet, Inc." 4,272,023 shares of Common Stock were issued to Erol M. Onaran in connection with the reincorporation. On December 28, 1996, the Spin-off occurred and the assets and liabilities of the Retail Sales Business were transferred to the Repair Company (also 100% owned by Erol M. Onaran) pursuant to the terms of an Asset Purchase Agreement. In connection with the Asset Purchase Agreement, the Company retained the rights to and in certain trade names and trademarks, together with the goodwill of the business symbolized thereby.

         On December 28, 1996, the Company sold a total of 1,314,469 shares of Common Stock to Gold & Appel at a price of $2.29 per share, representing gross proceeds of approximately $3,000,000. In connection with this transaction, the Company granted to Gold & Appel certain registration rights with respect to the Common Stock so purchased pursuant to a Registration Rights Agreement. See "Shares Eligible for Future Sale--Registration Rights." In addition, in connection with that transaction, the Company, Gold & Appel and Erol M. Onaran entered into a Stockholders' Agreement providing for certain rights of first refusal with respect to shares of the Company's Common Stock.

         Pursuant to a Stock Purchase Agreement dated May 8, 1997, the Company and Erol M. Onaran each sold to Gold & Appel 131,447 shares of the Company's Common Stock (for a total of 262,894 shares) at a price of $3.80 per share (for total consideration of $1,000,000, $500,000 of which was paid to the Company) and the Registration Rights Agreement among the parties was amended accordingly.

         Pursuant to a Stock Purchase Agreement dated September 15, 1997, the Company and Erol M. Onaran each sold to Gold & Appel, 114,600 shares of the Company's Common Stock (for a total of 229,200 shares) at a price of $4.36 per share (for total consideration of $1,000,000, $500,000 of which was paid to the Company) and the Registration Rights Agreement among the parties was amended accordingly.

         The Company paid all of the transactions costs in connection with the foregoing stock sale transactions and is paying all of the fees and expenses in connection with this offering.

         The Company has executed a promissory note agreement with Erol M. Onaran and the Repair Company, pursuant to which the Company has made a loan in the amount of $350,000 to Mr. Onaran and the Repair Company. The note bears annual interest at a rate equivalent to the federal rate, as defined in the Internal Revenue Code. The principal amount of the note, plus compounded interest, will become due to the Company three weeks after the date on which the Company repays its note payable to a financial institution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

         Erol M. Onaran has agreed to provide additional working capital to the Company as needed through October 1998.

         Effective January 1, 1997, the Company and the Repair Company entered into a Management Agreement, pursuant to which the Company agreed to provide office and retail space, general and administrative services and employment services to the Repair Company on an arm's length basis. As of October 31, 1997, the Repair Company owed $50,000 under the Management Agreement. The Management Agreement will terminate on December 31, 1997, and thereafter the Company does not intend to provide services to the Repair Company.

         Prior to the Spin-off, the Company shared some administrative and overhead costs, including management salaries, accounting, supplies and marketing costs, with the Retail Sales Business. During the Inception Period and 1996, approximately $12,000 and $722,000, respectively, was charged by the Company to the Repair Company for such shared facilities and costs. In addition, prior to the Spin-off certain expenses of the Retail Sales Business were borne by the Company. These expenses, which amounted to approximately $658,000 and $1.6 million for the Inception Period and 1996, respectively, have been recorded as expenses of the Company. The Company also made certain purchases of computer hardware from the Repair Company totaling approximately $477,000 for the first ten months of 1997 and anticipates additional purchases in the approximate amount of $140,000 during the remainder of 1997.

         Erol M. Onaran and Orhan E. Onaran have guaranteed certain obligations of the Company. The material obligations associated with such guarantees are as follows:

                  By agreement dated August 20, 1997, Erol M. Onaran became the guarantor of the Business Loan Agreement between the Company and The Horizon Bank of Virginia, effective as of June 20, 1997, through September 28, 1998.

                  By agreement dated February 27, 1997, Erol M. Onaran became the guarantor of the Master Equipment Lease Agreement by and between the Company and General Electric Capital Computer Leasing Corporation, dated February 23, 1996, through March 31, 1999 (subject to renewal).

                  By agreement dated April 11, 1996, Erol M. Onaran became the guarantor of a Master Lease Agreement by and between Ascend Credit Corporation and the Company, dated April 11, 1996.

                  By agreement dated November 7, 1996, Erol M. Onaran and Orhan
         E. Onaran became the guarantors of the Master Equipment Lease Agreement by and between MicroTech Leasing Corporation and the Company, dated September 27, 1996, through April 30, 1998 (subject to renewal).

         The Company believes that each of the foregoing transactions was on terms no less favorable to the Company than could have been obtained in arm's length transactions with unaffiliated parties. Future transactions between the Company and its officers, directors and principal stockholders, and their respective affiliates, will be on terms no less favorable to the Company than can be obtained from unaffiliated parties.

                         DESCRIPTION OF CAPITAL STOCK

         The Company has an authorized capital of 60,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share. As of October 31, 1997, 5,836,779 shares of Common Stock were outstanding, held of record by four persons, and no shares of Preferred Stock were outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of Common Stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of Preferred Stock of the Company, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any securities of the Company of any kind or class or any cumulative voting rights. The outstanding shares of Common Stock are, and the Shares, upon issuance and sale as contemplated hereby will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

         Shares of the Company's Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, any series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series, subject to the consent of the existing holders of Preferred Stock in certain instances. The issuance of Preferred Stock could be used, under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action of the holders of the Common Stock to issue Preferred Stock which could have a detrimental effect on the rights of holders of the Common Stock, including loss of voting control. See ""--Certain Provisions of the Company's Charter and Bylaws and of Delaware Law" and "Risk Factors--Certain Anti-Takeover Provisions."

Certain Provisions of the Company's Charter and Bylaws and of Delaware Law

         General

         The Company's Charter and Bylaws contain certain provisions that could make difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. See "Risk Factors--Certain Anti-Takeover Provisions."

         Set forth below is a summary of certain provisions in the Charter and Bylaws.

         Classified Board of Directors

         The Charter and Bylaws provide for a Board divided into three classes of directors serving staggered three-year terms. With respect to the present Board, the term of the first class of directors will expire at the 1999 annual meeting of stockholders, the term of the second class of directors will expire at the 2000 annual meeting of stockholders and the term of the third class of directors will expire at the 2001 annual meeting of stockholders. See "Management--Classified Board of Directors." The Charter and the Bylaws provide that the number of directors will be fixed from time to time exclusively by the Board, and a majority of the Board then in office may fill any vacancies on the Board.

         Delaware General Corporation Law

         The Company is subject to the provisions of Section 203 of the Delaware Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or
(y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year-period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

         Limitations on Directors' Liability

         The Charter contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware Corporation Law or for any transaction from which the director derived an improper personal benefit) and
(ii) indemnify its directors and officers to the fullest extent permitted by
Section 145 of the Delaware Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

                       is the transfer agent and registrar for the Common Stock.

Stock Exchange Listing

         The Company intends to apply to have the shares of Common Stock approved for quotation on the Nasdaq National Market under the symbol "EROL."

                        SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no market for the Common Stock. Sales of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock prevailing from time to time and could impair the Company's future ability to raise capital through an offering of its equity securities.

         Upon completion of this offering, there will be 8,336,779 shares of Common Stock outstanding (8,774,329 shares, if the Underwriters' over-allotment option is exercised in full) and 822,603 shares reserved for issuance under the Stock Plan and 328,617 shares reserved for issuance under other outstanding options. Of the outstanding shares, the 2,917,000 Shares (3,354,550 Shares if the Underwriters' over-allotment is exercised in full) offered hereby will be freely tradable without restriction or registration under the Securities Act, except for any shares purchased by an affiliate of the Company for purposes of Rule 144 under the Securities Act. The remaining 5,419,779 outstanding shares, which were issued by the Company in private transactions not involving any public offering, and any shares issued upon the exercise of options are "restricted securities" for purposes of Rule 144 and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration. As those restrictions under the Securities Act lapse, such shares may be sold to the public.

         Of the 5,419,779 shares which are "restricted securities," as of the date of this Prospectus, 4,240 shares will become eligible for sale in the public market beginning 90 days after the date of this Prospectus in reliance upon Rule 701 under the Securities Act. An additional 4,923,445 shares held by affiliates of the Company will become eligible for sale pursuant to the volume and other restrictions and requirements of Rule 144 under the Securities Act 90 days following the date of this Prospectus. The balance of the outstanding shares are held by affiliates of the Company and will become eligible for sale pursuant to the volume and other restrictions and requirements of Rule 144 on May 9, 1998 (262,894 shares) and September 16, 1998 (229,200 shares). The
Company intends to register the issuance and resale of shares of Common Stock issuable under the Stock Plan and under other currently outstanding options and, accordingly, when so registered and issued, such shares will be freely tradable except to the extent held by affiliates of the Company, as to which the volume and other restrictions and requirements of Rule 144 will apply.

         In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the three months immediately preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

         Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements under the Exchange Act pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. The Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the securities acquired upon exercise of such options (including exercises after the issuer becomes subject to such reporting requirements). Securities issued in reliance on Rule 701 are "restricted securities" as described above.

         After this offering, Gold & Appel, which holds 1,806,563 shares of Common Stock (the "Registrable Securities"), will be entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, Gold & Appel is entitled to notice of such registration and is entitled to include in such registration any or all of the Registrable Securities. Additionally, beginning 180 days after the closing of this offering, Gold & Appel is entitled to certain demand registration rights with respect to the Registrable Securities, pursuant to which Gold & Appel may require the Company to register any or all of the Registrable Securities under the Securities Act at its expense, and the Company is required to use its best efforts to effect such registration. These registration rights are subject to certain conditions and limitations, including the right of the underwriters in a registered offering to limit the number of Registrable Securities included in such registration.

         Pursuant to his employment agreement with the Company, Dennis J. Spina, Chairman, Chief Executive Officer and President of the Company is entitled to the same registration rights in respect of the Common Stock as is Erol M. Onaran, to the extent that the Company should grant such rights to Mr. Onaran. Mr. Spina has waived his registration rights with respect to this offering. See "Management--Employment Agreements and Related Arrangements."

         Promptly after this offering, and subject to the prior written consent of Gerard Klauer Mattison & Co., Inc., the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Plan, as well as shares underlying other currently outstanding options. See "Management--Stock Plan."

         The Company and each of its directors, officers, stockholders and option holders has agreed not to, directly or indirectly, offer for sale, contract to sell, sell, grant any other person the right to acquire, or otherwise dispose of (or enter into any transaction or arrangement which is designed to, or could be expected to, result in the disposition at any time in the future of) any shares of Common Stock, each of its directors, officers, stockholders and option holders has agreed not to exercise any registration rights shares of Common Stock and the Company has agreed that it will not file with the Commission a registration statement under the Securities Act relating to any securities, for a period of 180 days after the date of this Prospectus, without the prior written consent of Gerard Klauer Mattison & Co., Inc., except that the Company may grant options under the Stock Plan and may issue shares of Common Stock upon exercise of outstanding options after the date of this Prospectus pursuant to the Stock Plan without such consent so long as such option holders become subject to the same restrictions.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement dated
           , 1998 (the "Underwriting Agreement") among the Company, the Selling Stockholder and the underwriters named below (the "Underwriters") for whom Gerard Klauer Mattison & Co., Inc. ("GKM"), EVEREN Securities, Inc. and Ferris, Baker Watts, Incorporated are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, the number of Shares set forth below opposite the name of each Underwriter at the initial offering price per share, less underwriting discounts and commissions, set forth on the cover page of this Prospectus.

         Underwriters                                                             Shares
         ------------                                                             ------
         Gerard Klauer Mattison & Co., Inc. ...............................
         EVEREN Securities, Inc. ..........................................
         Ferris, Baker Watts, Incorporated ................................




                                                                                ----------

         Total    .....................................................          2,917,000
                                                                                ==========

         The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose initially to offer the Shares to the public at the initial public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $   per Share, and that the Underwriters and such
dealers may allow a discount of $   per Share on sales of Shares to certain
other dealers. After commencement of the initial public offering, the public offering price, concession and discount to dealers may be changed by the Representatives.

         The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares is subject to the approval of certain legal matters by their counsel and certain other conditions precedent. The Underwriters are obligated to purchase all of the Shares (other than those covered by the over-allotment option described below) if any of the Shares are purchased.

         The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against, or to contribute to losses arising out of, certain civil liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. The Company and the Selling Stockholder also have agreed to reimburse the Representatives for certain out-of-pocket expenses.

         The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from the Company up to an additional 437,550 shares of Common Stock, at the initial public offering price per share, less underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in the sale of Shares. To the extent that the Underwriters exercise such option, the Company will be obligated to sell the additional shares of Common Stock, and each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial obligation reflected in the preceding table.

         The Company and each of its directors, officers, stockholders and option holders has agreed not to, directly or indirectly, offer for sale, contract to sell, sell, grant any other person the right to acquire or otherwise dispose of (or enter into any transaction or arrangement which is designed to, or could be expected to, result in the disposition at any time in the future of) any shares of Common Stock, each of its directors, officers, stockholders and option holders has agreed not to exercise any registration rights relating to any shares of Common Stock and the Company has agreed that it will not file with the Commission a registration statement under the Securities Act relating to any securities, for a period of 180 days after the date of this Prospectus, without the prior written consent of GKM, except that the Company may grant options under the Stock Plan and may issue shares of Common Stock upon exercise of outstanding options after the date of this Prospectus pursuant to the Stock Plan without such consent so long as such option holders become subject to the same restrictions. Promptly after this offering, and subject to the prior written consent of GKM, the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Plan, as well as shares underlying other currently outstanding options. See "Management--Stock Plan."

         Application will be made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "EROL."

         Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Shares will be determined by negotiation among the Company, the Selling Stockholder and the Representatives. Factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the history and prospects of the Company's industry; the Company's past, present and anticipated operations; its past, present and anticipated earnings and current financial position; and an assessment of the Company's management. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade subsequent to this offering or that a public trading market for the Common Stock will develop or continue after this offering.

         The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives, on behalf of the Underwriters, to reclaim a selling concession from a syndicate member when the Shares originally sold by such member are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it otherwise would have been in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

         The validity of the Shares will be passed upon for the Company by its counsel, Venable, Baetjer and Howard, LLP, McLean, Virginia. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Kelley Drye & Warren LLP, Stamford, Connecticut and Washington, DC.

                                    EXPERTS

         The financial statements of Erols Internet, Inc. at December 31, 1995 and 1996, and for the period from August 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, DC, a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the copy of such contract, agreement or document for a more complete description and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, which may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates. The Registration Statement is also publicly available through the Commission's Web site located at http://www.sec.gov.

         The Company is not currently subject to the periodic reporting and information requirements of the Exchange Act. Subsequent to this offering, the Company will be required to file reports and other information with the Commission pursuant to the Exchange Act. Such reports and other information may be obtained from the Commission's Public Reference Section, copied at the Commission's public reference facilities and obtained at the Commission's Web site referred to above.

         The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors for each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                    GLOSSARY


         ATM. Asynchronous Transfer Mode. An information transfer standard for routing traffic based on an address contained within the first five bytes of a 35-byte fixed length packet.

         Back-End Server. A computer, usually found in a data center (such as the Company NOC), designed to provide high availability of data to multiple clients.

         Backbone. A centralized high-speed network that interconnects smaller, independent networks, often over geographically disparate areas.

         Bandwidth. The number of bits of information that can move over a communications medium in a given amount of time.

         BRI. Basic Rate Interface. The ISDN standard commonly used for providing residential or small business access. It provides for two 64-Kbps data paths, along with a 16-Kbps control channel.

         Broadband. A transmission medium that can carry signals from multiple independent network carriers on a single coaxial or fiberoptic cable by establishing different bandwidth channels.

         Bps. Bits per second. A measure of data transmission speed, Bps rates are frequently used to measure the performance of modems.

         CAP. Competitive Access Provider. A company that provides its customers with an alternative to the local telephone company for local transport of private lines, special access and interstate transport of switched access telecommunications services. CAPs are the predecessors of the CLECs.

         CLEC. Competitive Local Exchange Carrier. A telecommunications company that provides alternative service, in competition with the pre-existing, or incumbent LEC.

         Diverse-Route Conventional Facilities. Multiple paths to a single destination, so that, if one path fails, an alternate is available.

         Domain Names. In the system used to identify individual Internet computers, a single word or abbreviation that makes up a part of a computer's unique name. The name space is hierarchical, with the most specific component on the left, and the most general component on the right. Naming components are separated by periods.

         Firewall. A system placed between networks that filters data passing through it and removes unauthorized traffic, thereby enhancing the security of the network.

         Frame Relay. An information transfer standard for relaying traffic based on an address contained in the six byte header of a variable length packet that is up to 2,106 bytes long. Frame relay has less overhead than asynchronous transfer mode but may be difficult to implement at speeds greater than 45 Mbps.

         Gigaswitch. A high-speed multiport bridge with FDDI interfaces sold by Cabletron Systems.

A number of inter-carrier interconnection sites utilize one or more Gigaswitch units as the underlying media fabric used to interconnect routers.

         GUI. Graphical User Interface. A means by which the user communicates with the computer by manipulating icons, menus and windows rather than by using text commands.

         IP. Internet Protocol. Part of the standard that describes how an Internet-connected computer should break data down into packets for transmission across the network, and how those packets should be addressed so that they arrive at their destination. IP is the connectionless part of the TCP/IP protocol.

         IP-in-IP Tunnels. The use of IP in IP encapsulation to hide or isolate the inner IP packet from the IP internetwork used to convey the outer IP packet. Tunnels facilitate the independence of the enclosed IP traffic. They allow remote sites to achieve IP connectivity without interaction with (or knowledge of) the network infrastructure outside of the tunnel.

         ISDN. Integrated Services Digital Network. An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 128 Kbps.

         Java. An object-oriented programming language. Java is a device-independent language, meaning that programs compiled in Java can be run on any computer.

         Kbps. Kilobits per second. A measure of data transmission speed. One kilobit is equal to one thousand bits of information.

         LAN. Local Area Network. A data communications network designed to interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices within a localized environment.

         LEC. Local Exchange Carrier. A telecommunications company that provides telecommunications services in a geographic area in which calls generally are transmitted without toll charges.

         Mb. Megabit. One million bits of information.

         MB or Mbyte. Megabyte. One million bytes, eight million bits.

         NOC. Network Operations Center. A location from which the operation of a network or Internet is monitored. Additionally, this center usually serves as a clearinghouse for addressing network access problems.

         POP. Point of Presence. As used by the Company, a collection of telecommunications equipment at a local geographic site where subscribers can access the Company's services via a local telephone call.

         PPP. Point-to-Point Protocol. A communications protocol that allows direct dial-up access to the Internet over phone lines. Unlike SLIP, PPP can automatically retransmit information packets if they become corrupted.

         PRI. Primary Rate Interface. The ISDN standard used primarily to supply digital service to business customers. It is typically conveyed over T-1 facilities. It provides 23 64-Kbps data channels, and one 64-Kbps control channel for the conveyance of call set-up and status messages.

         Protocol. A formal description of message formats and the rules that two or more computers must follow in order to exchange messages.

         Server. Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term usually includes the computer on which server software runs.

         SLIP. Serial Line Internet Protocol. A communications protocol that allows direct, dial-up access to the Internet over phone lines.

         SNMP. Single Network Monitoring Protocol. A standard protocol for monitoring network equipment.

         SONET. Synchronous Optical Network. American National Standard Institute's standard for broadband public networks using fiber optics, initiated by the regional bell operating companies. SONET makes it possible for telecommunications products from different vendors to communicate at very high speeds over networks, with data transmission rates from 51.84 Mbps to 48 Gbps.

         T-1. A data communications circuit capable of transmitting data at 1.54 Mbps in each direction.

         T-3. A data communications circuit capable of transmitting data at 44 Mbps in each direction.

         TCP/IP. Transmission Control Protocol/Internet Protocol. A suite of network protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

         UNIX. An operating system used on a wide variety of computers, from mainframes to personal computers. Unix is a very flexible operating system which supports multi-tasking and is ideally suited to multi-user applications.

         UPS. Uninterruptible Power Supply. A battery that can supply continuous power to a computer system in the event of a power failure. The battery, charged while the computer is switched on, starts supplying power if the primary power system fails and provides power for ten minutes or more, during which time the operator can save files and shut down the computer.

         Virtual POP. As utilized by the Company, a local telephone number (outside of the local calling area of a physical POP) through which calls are aggregated by a service provider, often a CAP or a CLEC, and then transferred to the Company on a dedicated trunk route between the Company and that provider. By utilizing Virtual POPs, the Company can postpone the start-up expenditures for physical POPs in expansion areas until a substantial subscriber base has been established. As traffic increases and the aggregate cost of service from the service provider (which is charged on a per call basis) increases, the Company can install a physical POP and capture the efficiencies of a substantial user base.

         Virtual Private Network. A service offering by which two or more customer sites are interconnected using a shared-access communications infrastructure, such as the Internet, but in which techniques are employed to isolate the customer traffic from the underlying infrastructure. Isolation precludes certain addressing and routing constraints from impinging on the customer. With the addition of adequate encryption and authentication, the customer sites may achieve adequate security from intrusion or eavesdropping from other users of the underlying infrastructure.

         Web Server. A server connected to the Internet from which Internet users can obtain information.

                             EROLS INTERNET, INC.

                         INDEX TO FINANCIAL STATEMENTS



Report of Ernst & Young LLP, Independent Auditors.............................................................................. F-2
Balance Sheets as of December 31, 1995 and 1996................................................................................ F-3
Statements of Operations for the period from August 1, 1995 (inception) to December 31, 1995 and the year ended
 December 31, 1996............................................................................................................. F-4
Statements of Stockholders' Deficit for the period from August 1, 1995 (inception) to December 31, 1995 and the year ended
 December 31, 1996............................................................................................................. F-5
Statements of Cash Flows for the period from August 1, 1995 (inception) to December 31, 1995 and the year ended
 December 31, 1996............................................................................................................. F-6
Notes to Financial Statements.................................................................................................. F-7

Balance Sheet as of September 30, 1997 (unaudited)............................................................................. F-18

Statements of Operations for the nine months ended September 30, 1996 and 1997 (unaudited)..................................... F-19

Statements of Stockholders' Deficit for the nine months ended September 30, 1996 and 1997 (unaudited).......................... F-20

Statements of Cash Flows for the nine months ended September 30, 1996 and 1997 (unaudited)..................................... F-21

Notes to Financial Statements (unaudited)...................................................................................... F-22


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors
Erols Internet, Inc.

We have audited the accompanying balance sheets of Erols Internet, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' deficit, and cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erols Internet, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                           /s/ Ernst & Young LLP


Vienna, Virginia
July 31, 1997, except Note 9, as to which the date is December 4, 1997

                             EROLS INTERNET, INC.

                                BALANCE SHEETS

                                                                  December 31,
                                                             1995            1996
                                                         ------------    ------------
Assets
Current assets:
 Cash and cash equivalents                                $        --    $  2,540,857
 Accounts receivable, less allowance of $42,000
   at December 31, 1996                                        14,764         233,508
 Note receivable from related parties                              --         350,000
 Prepaid expenses and other current assets                         --          21,815
                                                          -----------    ------------
Total current assets                                           14,764       3,146,180

Property and equipment, net                                   400,204      10,499,332

Restricted cash                                                    --         850,166
Deposits                                                           --          63,321
                                                          -----------    ------------
Total assets                                              $   414,968    $ 14,558,999
                                                          ===========    ============

Liabilities and stockholders' deficit
Current liabilities:
 Accounts payable and accrued expenses                    $   121,641    $ 10,560,133
 Current portion of unearned revenues                         743,496      12,916,864
 Notes payable                                                500,000         700,000
 Current portion of capital lease obligations                      --         613,506
 Current portion of deferred gain                                  --          42,444
                                                          -----------    ------------
Total current liabilities                                   1,365,137      24,832,947

Long-term portion of unearned revenues                             --       3,440,928
Long-term portion of capital lease obligations                     --         994,343
Long-term portion of deferred gain                                 --          60,722
Deferred rent                                                  68,105         120,611

Commitments                                                        --              --

Stockholders' deficit:
 Preferred Stock, $.001 par value; 10,000,000
   shares authorized                                               --              --
 Common Stock, $.001 par value; 60,000,000 shares
  authorized; 5,586,492 shares issued and
  outstanding at December 31, 1996                                 --           5,586
 Additional paid-in capital                                        --       3,127,239
 Deferred stock compensation                                       --        (364,250)
 Accumulated deficit                                       (1,018,274)    (17,659,127)
                                                          -----------    ------------
Total stockholders' deficit                                (1,018,274)    (14,890,552)
                                                          -----------    ------------
Total liabilities and stockholders' deficit               $   414,968    $ 14,558,999
                                                          ===========    ============

                            See accompanying notes.

                             EROLS INTERNET, INC.
                           STATEMENTS OF OPERATIONS

                                                       Period from
                                                      August 1, 1995
                                                      (inception) to           Year ended
                                                       December 31,           December 31,
                                                          1995                    1996
                                                      --------------          ---------------
Net revenues:
 Dial access revenues                                   $   125,752              $ 10,948,863
 Other revenues                                                  --                        --
                                                        -----------              ------------
Total net revenues                                          125,752                10,948,863

Costs and expenses:
 Cost of dial access revenues                                63,030                 6,002,155
 Cost of other revenues                                          --                        --
 Operations and customer support                            125,095                 6,227,011
 Sales and marketing                                        188,313                 9,475,585
 General and administrative                                  90,880                 2,092,421
 Depreciation and amortization                               16,741                 2,013,967
                                                        -----------              ------------
Total costs and expenses                                    484,059                25,811,139

Loss from operations                                       (358,307)              (14,862,276)

Other expense:
 Other expense, net                                        (658,422)               (1,628,201)
 Interest expense, net                                       (1,545)                 (150,376)
                                                        -----------              ------------
Net loss                                                $(1,018,274)             $(16,640,853)
                                                        ===========              ============

Net loss per share                                      $     (0.49)             $      (6.86)
                                                        ===========              ============

Weighted average shares outstanding                       2,062,540                 2,427,072
                                                        ===========              ============

                            See accompanying notes.

                              EROLS INTERNET, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT



                                                                     Additional       Deferred                             Total
                                                 Common Stock          Paid-in          Stock          Accumulated     Stockholders'
                                               Shares    Amount        Capital       Compensation         Deficit         Deficit
                                            ----------------------------------------------------------------------------------------
Balance at August 1, 1995                          --   $    --      $       --      $         --     $         --     $         --
 Net loss                                          --        --              --                --       (1,018,274)      (1,018,274)
                                            ----------------------------------------------------------------------------------------
Balance at December 31, 1995                       --        --              --                --       (1,018,274)      (1,018,274)


 Contribution of divisional equity
    to Erols Internet, Inc. (see Note 1)          424        --           1,000                --               --            1,000
 Recapitalization of Erols Internet,
    Inc. (see Note 1):
  Retirement of Common Stock of OEO,
    Inc.                                         (424)       --          (1,000)               --               --           (1,000)

  Issuance of Common Stock of Erols
    Internet, Inc.                          4,272,023     4,272           5,803                --               --           10,075

 Issuance of Common Stock                   1,314,469     1,314       2,757,186                --               --        2,758,500

 Compensatory stock options                        --        --         364,250          (364,250)              --               --

 Net loss                                          --        --              --                --      (16,640,853)     (16,640,853)

                                            ----------------------------------------------------------------------------------------
Balance at December 31, 1996                5,586,492   $ 5,586      $3,127,239      $   (364,250)    $(17,659,127)    $(14,890,552)
                                            ========================================================================================


                            See accompanying notes.

                             EROLS INTERNET, INC.

                           STATEMENTS OF CASH FLOWS

                                                                       Period from
                                                                      August 1, 1995
                                                                       (inception)            Year ended
                                                                     to December 31,         December 31,
                                                                          1995                   1996
                                                                    ----------------      -----------------
Operating activities
Net loss                                                                $(1,018,274)          $(16,640,853)
Adjustments to reconcile net loss to net cash (used in)
 provided by operating activities:
   Depreciation of property and equipment                                    16,741              1,533,583
   Amortization of capital leased equipment                                      --                480,384
   Allowance for doubtful accounts                                               --                 42,000
   Changes in operating assets and liabilities:
      Accounts receivable                                                   (14,764)              (260,744)
      Prepaid expenses and other current assets                                  --                (21,815)
      Restricted cash                                                            --               (850,166)
      Deposits                                                                   --                (63,321)
      Accounts payable and accrued expenses                                 121,641             10,438,492
      Unearned revenues                                                     743,496             15,614,296
      Deferred rent                                                          68,105                 52,506
                                                                    ----------------      -----------------
Net cash (used in) provided by operating activities                         (83,055)            10,324,362

Investing activities
Purchases of property and equipment                                        (416,945)           (10,174,143)
Advance under note receivable from related parties                               --               (350,000)
                                                                    ----------------      -----------------
Net cash used in investing activities                                      (416,945)           (10,524,143)

Financing activities
Proceeds from notes payable                                                 500,000                700,000
Payments of notes payable                                                        --               (500,000)
Payments on obligations under capital leases                                     --               (227,937)
Net proceeds from issuance of common stock                                       --              2,768,575
                                                                    ----------------      -----------------
Net cash provided by financing activities                                   500,000              2,740,638
                                                                    ----------------      -----------------
Net increase in cash and cash equivalents                                        --              2,540,857
Cash and cash equivalents at beginning of period                                 --                     --
                                                                    ----------------      -----------------
Cash and cash equivalents at end of period                              $        --           $  2,540,857
                                                                    ================      =================
Supplemental cash flow information
Interest paid                                                           $     1,545           $    159,196
                                                                    ================      =================

                            See accompanying notes.

                             EROLS INTERNET, INC.

                         NOTES TO FINANCIAL STATEMENTS


1.  Organization

Erols Internet, Inc., (the "Company") began operations on August 1, 1995 as a division of OEO, Inc., which changed its name to Erols Internet, Inc. on December 2, 1996. The Company is an Internet service provider ("ISP"), offering a combination of low priced, high quality Internet access in targeted markets located throughout the corridor stretching from Massachusetts to Virginia.

From its inception on August 1, 1995 through December 2, 1996, the Company operated as a division of OEO, Inc., a company that had two divisions consisting of the Company's ISP operations and a computer, television and video cassette recorder repair division. On December 2, 1996, OEO, Inc. reincorporated in the State of Delaware and changed its name to Erols Internet, Inc. Shortly thereafter, on December 28, 1996, the assets and liabilities of the computer, television and video cassette recorder repair division were spun-off to a newly formed Virginia corporation named Erol's Computer & TV/VCR, Inc.

The financial statements of Erols Internet, Inc. as of December 31, 1995 have been prepared on the basis that Erols Internet, Inc. operated as a division of OEO, Inc. and accordingly, there are no equity accounts such as common stock or paid-in capital related to the Internet division. The financial statements of Erols Internet, Inc. as of December 31, 1996 have been prepared on the basis that Erols Internet, Inc. operated as a separately incorporated company and accordingly, reflect the shares of Common Stock issued to the former stockholder of OEO, Inc. as a result of the reincorporation and recapitalization of Erols Internet, Inc. Additionally, the balance sheet as of December 31, 1995 and the statements of operations for the period from August 1, 1995 (inception) to December 31, 1995 and for the period from January 1, 1996 to December 28, 1996 have been prepared from the historical books and records of the Internet division and include all amounts directly attributable and identifiable to the Internet business as well as indirect expenses, such as physical operating costs and management salaries. The physical operating costs and management salaries were charged based on square feet and hours attributable to the Internet business, respectively.

The Company has experienced operating losses since its inception as a result of efforts to build its network infrastructure, increase internal staffing, develop its systems and expand into new markets. The Company expects to continue to focus on increasing its subscriber base and geographic coverage. Accordingly, the Company expects its costs and operating expenses and capital expenditures to continue to increase significantly, all of which will have a negative impact on short-term operating results. The online services and Internet markets are highly competitive. The Company believes that existing competitors, Internet-based services, Internet service providers, Internet directory services and telecommunication companies are likely to enhance their service offerings resulting in greater competition for the Company. The competitive conditions could have the following effects: require additional pricing programs, increase spending on marketing, limit the Company's ability to expand its subscriber base and result in increased attrition in the existing subscriber base. There can be no assurance that growth in the Company's revenues or subscriber base will continue or that the Company will be able to achieve or sustain profitablility or positive cash flow.

                             EROLS INTERNET, INC.

2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Certain capital lease agreements generally require the Company to maintain restricted cash deposit accounts with a bank. As of December 31, 1996, restricted cash amounted to $850,166.

Impairment of Long-Lived Assets

At each balance sheet date, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards No. 121, ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The Company made no adjustments to the carrying values of the assets during the period from August 1, 1995 (inception) to December 31, 1995 and during the year ended December 31, 1996.

Stock Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 allows companies to account for stock-based compensation under either the new provisions of SFAS 123 or the provisions of Accounting Principle Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has chosen to continue accounting for its stock-based compensation in accordance with the provisions of APB 25.

Revenue Recognition

The Company recognizes Internet access revenue when the services are provided. During 1995, the Company offered one year contracts for Internet access that were generally paid for in advance by customers. During 1996, the Company offered one, two, three and six year contracts for Internet access that were generally paid for in advance by customers. The Company has deferred recognizing revenue on these advance payments and amortizes the amounts to revenue on a straight-line basis as the services are provided.

                             EROLS INTERNET, INC.

2.  Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company allows for cancellations of up to thirty days after service is initiated for a full refund. Any cancellations in the period subsequent to the first thirty days of service are refunded on a pro-rata schedule. The Company reviews its history of cancellations periodically and, when appropriate, records a reserve for the estimated amount of returns.

Cost of Revenues

Cost of revenues primarily consists of telecommunication expenses inherent in the network infrastructure. Cost of revenues also includes fees paid for lease of the Company's backbone, as well as license fees for Web browser software based on a per user charge, other license fees paid to third-party software vendors, product costs, and contractor fees for distribution of software to new subscribers.

Advertising Costs

All advertising and promotion costs are expensed as incurred. During the period from August 1, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996, the Company expensed $121,451 and $6,530,877, respectively, as advertising costs.

Income Taxes

Prior to December 28, 1996, the Internet business operated as a division of OEO, Inc. and accordingly, a consolidated tax return for OEO, Inc. was filed. Since OEO, Inc. generated consolidated net losses for the period from August 1, 1995 to December 28, 1996, no provision for income taxes would have been recorded for the consolidated company and, as such, no additional disclosure has been made as to the Internet division's portion of the net losses for tax purposes. In connection with the reincorporation of OEO, Inc. and the spin-off of Erol's Computer & TV/VCR, Inc., the provision for income taxes and the resulting deferred tax asset (see Note 8) for the Company using the liability method was calculated for the period from December 2, 1996 through December 31, 1996.
There was no provision for income taxes required for this period.

Financial Instruments and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The cash and restricted cash are held by a high credit quality financial institution. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. The concentration of credit risk is mitigated by the large customer base. The carrying amount of the receivables approximates their fair value.

Sources of Supplies

The Company relies on local telephone companies and other companies to provide data communications. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

                             EROLS INTERNET, INC.

2.  Summary of Significant Accounting Policies (continued)

Sources of Supplies (continued)

Although the Company attempts to maintain multiple vendors for required product, its modems, terminal servers, and high-performance routers, which are important components of its network, are currently acquired from two sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could result, which could affect operating results adversely.

Net Loss Per Share

The Company's net loss per share calculations are based upon the weighted average number of shares of Common Stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock and options to purchase Common Stock issued at prices below the estimated initial public offering ("IPO") price during the twelve months immediately preceding the initial filing of the registration statement relating to the IPO have been included in the computation of net loss per share as if they were outstanding for all periods presented (using the treasury method assuming repurchase of Common Stock at the estimated IPO price). Other shares issuable upon the exercise of stock options have been excluded from the computation because the effect of their inclusion would be anti-dilutive due to the Company's net losses. Subsequent to the Company's IPO, options to purchase Common Stock under the treasury stock method will be included to the extent they are dilutive.

Recent Pronouncements

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which is required to be adopted in the December 31, 1997 financial statements. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of SFAS 128 on the calculation of primary and fully diluted earnings per share for the periods presented herein is not expected to be material.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Comprehensive Income", which is required to be adopted in the year ended December 31, 1998. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the Statement of Stockholders' Deficit. The Company will be required to restate earlier periods provided for comparative purposes.

                             EROLS INTERNET, INC.

2.  Summary of Significant Accounting Policies (continued)

Recent Pronouncements (continued)

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", which is required to be adopted for the year ended December 31, 1998. SFAS 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. The disclosure for segment information on the financial statements is not expected to be material.

3.  Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives ranging between three and seven years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

Property and equipment consisted of the following:

                                                         December 31,
                                                      1995         1996
                                                  -----------  ------------
Computer equipment                                  $306,646    $11,570,218
Furniture, fixtures, and office equipment            110,299        721,218
Leasehold improvements                                    --        238,604
                                                  -----------  ------------
                                                     416,945     12,530,040
Less accumulated depreciation and amortization        16,741      2,030,708
                                                  -----------  ------------
                                                    $400,204    $10,499,332
                                                  ===========  ============

4.  Notes Payable and Short-Term Borrowings

Pursuant to a promissory note agreement dated December 20, 1995, the Company owed $500,000 to a financial institution as of December 31, 1995. The loan bore interest at an annual rate of 1.5% plus prime rate (10% at December 31, 1995). Prior to the repayment of the loan balance, the loan was collateralized by certain assets of the Company and was guaranteed by an officer and stockholder of the Company. During 1996, the Company repaid the balance of the note plus unpaid interest totaling $16,131.

As of December 31, 1996, the Company had a short-term line of credit arrangement with a bank which allowed for aggregate borrowings of up to $700,000. As of December 31, 1996, $700,000 was outstanding under this arrangement. The line of credit bears interest at a rate of 9.75% per annum. As of December 31, 1996, the Company has accrued $2,051 of interest on this note payable. The note is due on September 25, 1998. The line of credit is personally guaranteed by an officer and stockholder of the Company. See Note 6.

                             EROLS INTERNET, INC.

5.  Commitments

Operating Leases

The Company leases office space and various office and computer equipment under non-cancelable operating lease agreements. The leases generally provide for renewal terms and the Company is required to pay a portion of the common areas' expenses including maintenance, real estate taxes and other expense. Rent expense for the period from August 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 was $12,601 and $843,615, respectively.
The Company is also required to pay additional rent based on certain percentages of revenues recorded by the various stores (kiosks) when the revenues exceed certain predetermined amounts. The Company has not incurred any significant additional rent charges to date. As of December 31, 1996, payments due under non-cancelable operating leases are as follows:

                   1997                                    $1,014,506
                   1998                                       661,893
                   1999                                       507,623
                   2000                                       461,279
                   2001                                       354,114
                   Thereafter                                 241,450
                                                        ----------------
                                                           $3,240,865
                                                        ================

Capital Leases

The Company leases certain computer equipment as a result of sales-leaseback agreements, which will be accounted for as capital leases. The Company recorded approximately $120,000 of deferred gain related to the difference between the sales price of the equipment and present value of the minimum lease payments. The Company will amortize the deferred gain to other income over the lease term. Computer equipment and accumulated amortization related to this equipment amounted to $1,956,407 and $480,384 at December 31, 1996, respectively. Amortization related to capital leased equipment is included in depreciation and amortization expense. The non-cash portion of these transactions has been excluded from the Statements of Cash Flows.

Future minimum lease payments under the capital leases are as follows:

             1997                                              $  812,861
             1998                                                 701,015
             1999                                                 427,921
                                                             --------------
                                                                1,941,797
             Less interest                                       (333,948)
                                                             --------------
             Present value of net minimum payments              1,607,849
             Less current portion                                (613,506)
                                                             --------------
                                                               $  994,343
                                                             ==============

                             EROLS INTERNET, INC.

5.  Commitments (continued)

Letters of Credit

During 1996, in connection with capital lease agreements, the Company obtained several letters of credit with a financial institution in the amounts of the lease obligations. As collateral for these letters of credit, the financial institution required that the Company invest certain amounts in certificate of deposits at the financial institution. The total amount of cash restricted in connection with these letters of credit is approximately $770,000. The $770,000 is included in restricted cash on the balance sheets. The certificates of deposit bear interest at a rate of 4.7%, mature in one year and are renewable at the option of the financial institution. The letters of credit expire in 1997 and will be automatically renewed by the financial institution for an additional one year period for each year under which the capital lease obligations are outstanding.

Employment Agreements

During 1996, the Company executed employment agreements with certain key executives under which the Company is required to pay the following base salaries annually over the next three years:

             1997                                           $  709,500
             1998                                              360,000
             1999                                              360,000
                                                       ---------------
                                                            $1,429,500
                                                       ===============

6.  Related Party Transactions

Since inception, the Company has shared common facilities and operating costs such as executive management salaries, accounting, supplies, marketing, etc., with Erol's Computers & TV/VCR, Inc. (the "Affiliated Company") which shares common ownership with the Company. During the period from August 1, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996, $11,530 and $721,557 were charged to operations related to shared facilities and operating costs, respectively.

The Company executed a promissory note agreement with an individual (the "Individual"), an officer and stockholder of the Company, and the Affiliated Company, whereby the Company agreed to loan $350,000 to the Individual and the Affiliated Company. The note bears annual interest at a rate equivalent to the federal rate, defined by the Internal Revenue Code. The balance of the note plus compounded interest will become due to the Company three weeks after the date on which the short-term line of credit arrangement expires and the Individual has been released as a guarantor of the line of credit arrangement with the bank.

                             EROLS INTERNET, INC.

6.  Related Party Transactions (continued)

Since inception in August 1995, Erols Internet has paid certain expenses related to the Affiliated Company on behalf of the Affiliated Company. These expenses amounted to $658,422 and $1,645,511 during the period from August 1, 1995 (inception) to December 31, 1995 and during the year ended December 31, 1996, respectively. Since there is no intention to repay these amounts to the Company, the Company has written off the receivable and has included the amount in other expense in the Statements of Operations.

7.  Stockholders' Deficit

Equity transactions

During 1995, the Company operated as a division of OEO, Inc. and accordingly, had no Common Stock outstanding. During 1996, as a part of the reorganization, the sole common stockholder was issued 4,272,023 shares of voting Common Stock, par value $0.001 in Erols Internet.

In December 1996, the Company completed a private placement to raise total proceeds of approximately $3,000,000 from an outside investor (the "Minority Stockholder"). The Company sold 1,314,469 shares of voting Common Stock at $2.29 per share.

Stock Option Plan

During late 1996, the Company adopted a stock option plan (the "Option Plan") which permits the Company to grant up to 657,234 voting Common Stock options to employees, board members and others who contribute materially to the success of the Company. Stock options are generally granted at prices which the Company's Board of Directors believes approximates the fair market value of its Common Stock at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of hire. The contractual term of the options is ten years from the date of grant.

In late December 1996, the Company issued 328,617 options to a certain officer outside of the Option Plan at an exercise price of $1.18 which was considered to be below fair market value at the time of the option grant. Accordingly, the Company recorded deferred stock compensation of $364,250 which will be amortized to expense over the vesting period of three years beginning in January 1997.

Common Stock option activity was as follows:

                                                             Weighted
                                                             Average
                                           Number of         Exercise
                                            Shares            Price
                                           ---------         --------
Outstanding at December 31, 1995                  --         $     --
 Options granted                             455,823             1.49
 Options exercised                                --               --
 Options canceled or expired                      --               --
                                           ---------         --------
Outstanding at December 31, 1996             455,823         $   1.49
                                           =========         ========
Exercisable at December 31, 1996                  --         $     --
                                           =========         ========

                             EROLS INTERNET, INC.

7.  Stockholders' Deficit (continued)

Stock Option Plan (continued)

As of December 31, 1996, there were 530,028 options available for future grants under the Option Plan.

The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:

                                                     Options Outstanding
                                  Number                  Average             Weighted-
                                Outstanding at           Remaining            Average
  Range of Exercise             December 31,            Contractual           Exercise
      Prices                       1996                     Life               Price
-------------------         -------------------    --------------------  -----------------
$0 - $1.25                              328,617                      10              $1.18
$1.26 - $2.29                           127,206                      10               2.29
                            -------------------                          -----------------
$0 - $2.29                              455,823                                      $1.49
                            ===================                          =================

Had compensation expense related to the stock option plan been determined based on the fair value at the grant date for options granted during the period from August 1, 1995 (inception) to December 31, 1995 and the year ended December 31, 1996, consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                            Period from
                                           August 1, 1995
                                           (inception) to        Year ended
                                            December 31,         December 31,
                                                1995                 1996
                                       -------------------  -------------------
Net loss - pro forma                      $   (1,018,274)       $   (16,690,399)
                                       ===================  ===================
Net loss per share - pro forma            $        (0.49)       $         (6.88)
                                       ===================  ===================

The effect of applying SFAS 123 on 1995 and 1996 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

The fair value of each option grant is estimated on the date of grant using the minimum value option-pricing fair value model with the following weighted-average assumptions used for grants in 1996: divided yield of 0%, risk-free interest rate of 6.125%, and expected life of the option term of 3 years. The weighted average fair values of the options granted in 1996 with a stock price equal to the exercise price and with a stock price greater than the exercise price is $0.38 and $1.31, respectively.

Reserve for Issuance

As of December 31, 1996, the Company had reserved 10,985,851 shares of Preferred Stock and Common Stock options for future issuances.

                             EROLS INTERNET, INC.

8.  Income Taxes

Net deferred income tax assets are as follows:

                                                         December 31,
                                                            1996
                                                   ---------------------
Unearned revenues                                    $       1,307,553
Operating loss carryforwards                                 1,913,864
Provision for bad debts                                         15,960
Depreciation                                                  (228,000)
                                                   ---------------------
Deferred tax assets                                          3,009,377
Valuation allowance                                         (3,009,377)
                                                   =====================
Net deferred tax assets                              $              --
                                                   =====================

At December 31, 1996, the Company has net operating loss carryforwards of approximately $5,036,000. Operating loss carryforwards expire in 2011.

9.   Subsequent events

Effective January 1, 1997, the Company entered into a five year management agreement with the Affiliated Company. Pursuant to this agreement, the Company will provide office space, general and administrative services, sales services and print advertising services to the Affiliated Company in exchange for a management fee. The management fee is based on actual direct labor charges to the Affiliated Company and an allocation of facilities costs based on square feet used by the Affiliated Company. During December 1997, the parties agreed to terminate the agreement effective December 31, 1997.

Effective January 31, 1997, the Company entered into an ISP License Agreement with a vendor. The Company agreed to license a minimum of 1,000,000 software mailbox products in exchange for $3,000,000, which is to be paid in quarterly installments over the next three years. After exceeding the 1,000,000 software mailbox products, the Company may license additional mailbox products for a fee of $3.00 per mailbox.

                             EROLS INTERNET, INC.

9.   Subsequent events (continued)

In May 1997, the Company sold 131,447 shares of voting Common Stock to the Minority Stockholder for total proceeds of $500,000 at $3.80 per share. In September 1997, the Company sold 114,600 shares of voting Common Stock to the Minority Stockholder for total proceeds of $500,000 at $4.36 per share. These per-share prices were determined by the Company's Board of Directors and represent the fair value of the Company's Common Stock on the date of purchase computed on a basis consistent with past practice.

In September 1997, the Board of Directors increased the number of shares of Common Stock available under the Option Plan by 169,609 options.

On September 1, 1997, a motion for judgment was filed against the Company in a Virginia state court by the Company's former Vice President, Marketing. The motion for judgment alleges breach of contract and wrongful termination and seeks punitive and compensatory damages of approximately $1,000,000. Additionally, the Company's former Vice President, Marketing seeks to exercise certain stock options. Discovery has been initiated and, therefore, it is premature to reach an opinion on liability or the extent of exposure. However, the Company believes that it has a meritorious defense and is conducting a vigorous defense. The Company doesn't believe that the conclusion of this matter will materially affect the Company's financial position or results of operations.

On December 4, 1997, the Board of Directors and stockholders of the Company approved a 1 for 2.3583672 reverse stock split of the Company's $0.001 par value voting Common Stock, which became effective on December 5, 1997. In addition, the Company eliminated the authorized non-voting Common Stock. All references in the accompanying financial statements to the number of shares of Common Stock and per-share amounts have been restated to reflect these transactions.

                             EROLS INTERNET, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                             September 30,
                                                                 1997
                                                             --------------
Assets
Current assets:
 Cash and cash equivalents                                   $     532,665
 Accounts receivable, less allowance of $42,000                    492,766
 Note receivable from related parties                              350,000
 Restricted cash                                                   125,000
 Prepaid expenses and other current assets                         265,477
                                                             --------------
Total current assets                                             1,765,908

Property and equipment, net                                     16,075,346

Restricted cash                                                    758,240
Deposits                                                           213,845
                                                             --------------
Total assets                                                 $  18,813,339
                                                             ==============

Liabilities and stockholders' deficit
Current liabilities:
 Accounts payable and accrued expenses                       $  15,660,066
 Current portion of unearned revenues                           23,677,017
 Notes payable                                                     500,000
 Current portion of capital lease obligations                      601,525
 Current portion of deferred gain                                   39,016
                                                             --------------
Total current liabilities                                       40,477,624

Long-term portion of unearned revenues                           7,887,331
Long-term portion of capital lease obligations                     584,602
Long-term portion of deferred gain                                  34,617
Deferred rent                                                      115,503

Commitments                                                              -

Stockholders' deficit:
 Preferred Stock, $.001 par value; 10,000,000
   shares authorized                                                     -
 Common Stock, $.001 par value; 60,000,000 shares
    authorized; 5,834,659 shares issued and outstanding              5,835
 Additional paid-in capital                                      4,056,840
 Deferred stock compensation                                      (242,833)
 Accumulated deficit                                           (34,106,180)
                                                             --------------
Total stockholders' deficit                                    (30,286,338)
                                                             --------------
Total liabilities and stockholders' deficit                  $  18,813,339
                                                             ==============


                            See accompanying notes

                              EROLS INTERNET, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)




                                   Nine Months Ended September 30,
                                        1996            1997
                                    ------------    ------------
Net revenues:
  Dial access revenues              $  5,972,132    $ 22,829,785
  Other revenues                               -       1,579,868
                                    ------------    ------------
Total net revenues                     5,972,132      24,409,653

Costs and expenses:
 Cost of dial access revenues          3,528,874      10,080,621
 Cost of other revenues                        -         664,069
 Operations and customer support       3,876,094       7,098,341
 Sales and marketing                   5,523,732      15,506,732
 General and administrative            1,377,203       2,991,762
 Depreciation and amortization         1,053,081       4,360,158
                                    ------------    ------------
Total costs and expenses              15,358,984      40,701,683

Loss from operations                  (9,386,852)    (16,292,030)

Other income (expense):
 Other income (expense), net            (798,260)          9,122
 Interest expense, net                  (102,071)       (164,145)
                                    ------------    ------------
Net loss                            $(10,287,183)   $(16,447,053)
                                    ============    ============

Net loss per share                  $      (4.99)   $      (2.52)
                                    ============    ============

Weighted average shares outstanding    2,062,540       6,517,771
                                    ============    ============

                            See accompanying notes.

                             EROLS INTERNET, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                                  (UNAUDITED)


                                                                            Additional     Deferred                      Total
                                                          Common Stock       Paid-in        Stock       Accumulated   Stockholders'
                                                        Shares     Amount    Capital     Compensation     Deficit       Deficit
                                                      ------------------------------------------------------------------------------
Balance at August 1, 1995                                     -    $    -  $        -    $         -    $         -    $          -

  Net loss                                                    -         -           -              -     (1,018,274)     (1,018,274)
                                                      ------------------------------------------------------------------------------
Balance at December 31, 1995                                  -         -           -              -     (1,018,274)     (1,018,274)


   Contribution of divisional equity to
     Erols Internet, Inc. (see Note 1)                      424         -       1,000              -              -           1,000

   Recapitalization of Erols Internet,
       Inc. (see Note 1):
    Retirement of Common Stock of OEO, Inc.                (424)        -      (1,000)             -              -          (1,000)
    Issuance of Common Stock of Erols
        Internet, Inc.                                4,272,023     4,272       5,803              -              -          10,075

   Issuance of Common Stock                           1,314,469     1,314   2,757,186              -              -       2,758,500

   Compensatory stock options                                 -         -     364,250       (364,250)             -               -

   Net loss                                                   -         -           -              -    (16,640,853)    (16,640,853)
                                                      ------------------------------------------------------------------------------
Balance at December 31, 1996                          5,586,492     5,586   3,127,239       (364,250)   (17,659,127)    (14,890,552)


   Issuance of Common Stock                             248,167       249     929,601              -              -         929,850

   Compensatory stock options                                 -         -           -        121,417              -         121,417

   Net loss                                                   -         -           -              -    (16,447,053)    (16,447,053)
                                                      ------------------------------------------------------------------------------
Balance at September 30, 1997                         5,834,659    $5,835  $4,056,840      $(242,833)  $(34,106,180)   $(30,286,338)
                                                      ==============================================================================

                            See accompanying notes.

                              EROLS INTERNET, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)




                                                                   Nine Months Ended September 30,
                                                                       1996              1997
                                                                   -------------    -------------
Operating activities
Net loss                                                           $(10,287,183)    $(16,447,053)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
   Depreciation of property and equipment                               563,238        3,840,655
   Amortization of capital leased equipment                             489,843          519,503
   Stock option compensation                                                  -          121,417
   Allowance for doubtful accounts                                       29,788                -
   Changes in operating assets
      and liabilities:
     Accounts receivable                                               (166,876)        (259,258)
     Prepaid expenses and other current assets                             (825)        (243,662)
     Deposits                                                              (250)        (150,524)
     Restricted cash                                                   (427,595)         (33,074)
     Accounts payable and accrued expenses                            7,625,149        5,099,933
     Unearned revenues                                               12,033,334       15,206,556
     Deferred rent                                                       33,876           (5,108)
                                                                   -------------    -------------
Net cash provided by operating activities                             9,892,499        7,649,385

Investing activities
Purchases of property and equipment                                  (9,182,829)      (9,965,705)
                                                                   -------------    -------------
Net cash used in investing activities                                (9,182,829)      (9,965,705)

Financing activities
Proceeds from notes payable                                                   -          400,000
Payments of notes payable                                              (500,000)        (600,000)
Payments on obligations under capital leases                           (137,269)        (421,722)
Net proceeds from issuance of common stock                                    -          929,850
                                                                   -------------    -------------
Net cash (used in) provided by financing activities                    (637,269)         308,128
                                                                   -------------    -------------
Net increase (decrease) in cash and cash equivalents                     72,401       (2,008,192)
Cash and cash equivalents at beginning of period                              -        2,540,857
                                                                   -------------    -------------
Cash and cash equivalents at end of period                         $     72,401     $    532,665
                                                                   ============     ============
Supplemental cash flow information
Interest paid                                                      $     92,128     $    188,642
                                                                   ============     ============

                            See accompanying notes.

                             EROLS INTERNET, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)



1.   Organization


Erols Internet, Inc. (the "Company") began operations on August 1, 1995 as a division of OEO, Inc., which changed its name to Erols Internet, Inc. on December 2, 1996. The Company is an Internet service provider ("ISP"), offering a combination of low priced, high quality Internet access in targeted markets located throughout the corridor stretching from Massachusetts to Virginia.

From its inception on August 1, 1995 through December 2, 1996, the Company operated as a division of OEO, Inc., a company that had two divisions consisting of the Company's ISP operations and a computer, television and video cassette recorder repair division. On December 2, 1996, OEO, Inc. reincorporated in the State of Delaware and changed its name to Erols Internet, Inc. Shortly thereafter, on December 28, 1996, the assets and liabilities of the computer, television and video cassette recorder repair division were spun-off to a newly formed Virginia corporation named Erol's Computer & TV/VCR, Inc.

The statements of operations of Erols Internet, Inc. for the nine months ended September 30, 1996 have been prepared from the historical books and records of the Internet division and include all amounts directly attributable and identifiable to the Internet business as well as indirect expenses, such as physical operating costs and management salaries. The physical operating costs and management salaries were charged based on square feet and hours attributable to the Internet business, respectively.

The Company has experienced operating losses since its inception as a result of efforts to build its network infrastructure, increase internal staffing, develop its systems and expand into new markets. The Company expects to continue to focus on increasing its subscriber base and geographic coverage. Accordingly, the Company expects its costs and operating expenses and capital expenditures to continue to increase significantly, all of which will have a negative impact on short-term operating results. The online services and Internet markets are highly competitive. The Company believes that existing competitors, Internet-based services, Internet service providers, Internet directory services and telecommunication companies are likely to enhance their service offerings resulting in greater competition for the Company. The competitive conditions could have the following effects: require additional pricing programs, increase spending on marketing, limit the Company's ability to expand its subscriber base and result in increase attrition in the existing subscriber base. There can be no assurance that growth in the Company's revenues or subscriber base will continue or that the Company will be able to achieve or sustain profitablility or positive cash flow.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)


2.  Summary of Significant Accounting Policies


Interim Financial Information
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for any future period, including the year ended December 31, 1997. For further information, refer to the audited financial statements and footnotes thereto included elsewhere herein.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash
Certain capital lease agreements generally require the Company to maintain restricted cash deposit accounts with a bank. As of September 30, 1997, restricted cash amounted to $883,240.

Impairment of Long-Lived Assets
At each balance sheet date, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The Company made no adjustments to the carrying values of the assets during the nine month periods ended September 30, 1996 and 1997.

Stock Compensation
The Company accounts for its stock-based compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees" ("APB 25") using the intrinsic value method. The Company has made pro forma disclosures required by SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") using the fair value method.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)


2.  Summary of Significant Accounting Policies (continued)


Revenue Recognition
The Company recognizes Internet access revenue when the services are provided. During the nine month periods ended September 30, 1996 and 1997, the Company offered one, two and three year contracts for Internet access that are generally paid for in advance by customers. The Company has deferred recognizing revenue on these advance payments and amortizes the amounts to revenue on a straight-line basis as the services are provided.

The Company allows for cancellations of up to thirty days after service is initiated for a full refund. Any cancellations in the period subsequent to the first thirty days of service are refunded on a pro-rata schedule. The Company reviews its history of cancellations periodically and, when appropriate, records a reserve for estimated amount of returns.

Cost of Revenues
Cost of revenues primarily consists of telecommunication expenses inherent in the network infrastructure. Cost of revenues also includes fees paid for lease of the Company's backbone, as well as license fees for Web browser software based on a per user charge, other license fees paid to third-party software vendors, product costs, and contractor fees for distribution of software to new subscribers.

Advertising Costs
All advertising and promotion costs are expensed as incurred. During the nine month periods ended September 30, 1996 and 1997, the Company expensed $3,760,270 and $10,041,536, respectively, as advertising costs.

Income Taxes
The Company provides for income taxes in accordance with the liability method.

Financial Instruments and Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The cash and restricted cash are held by a high credit quality financial institution. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. The concentration of credit risk is mitigated by the large customer base. The carrying amount of the receivables approximates their fair value.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

2.  Summary of Significant Accounting Policies (continued)


Sources of Supplies
The Company relies on local telephone companies and other companies to provide data communications. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results. Although the Company attempts to maintain multiple vendors for each required product, its modems, terminal servers, and high-performance routers, which are important components of its network, are currently acquired from two sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could result, which would affect operating results adversely.

Net Loss Per Share
The Company's net loss per share calculations are based upon the weighted average number of shares of Common Stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock and options to purchase Common Stock issued at prices below the estimated initial public offering ("IPO") price during the twelve months immediately preceding the initial filing of the registration statement relating to the IPO have been included in the computation of net loss per share as if they were outstanding for all periods presented (using the treasury method assuming repurchase of Common Stock at the estimated IPO price). Other shares issuable upon the exercise of stock options have been excluded from the computation because the effect of their inclusion would be anti-dilutive due to the Company's net losses. Subsequent to the Company's IPO, options to purchase Common Stock under the treasury stock method will be included to the extent they are dilutive.

Recent Pronouncements
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which is required to be adopted in the December 31, 1997 financial statements. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of SFAS 128 on the calculation of primary and fully diluted earnings per share for the interim periods presented herein is not expected to be material.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Comprehensive Income", which is required to be adopted for the year ended December 31, 1998. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the Statements of

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

2.  Summary of Significant Accounting Policies (continued)


Recent Pronouncements (continued)
Stockholders' Deficit. The Company will be required to restate earlier periods provided for comparative purposes.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", which is required to be adopted for the year ended December 31, 1998. SFAS 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. The disclosure for segment information on the financial statements is not expected to be material.

3.  Property and Equipment


Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over an estimated useful lives ranging between three and seven years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

Property and equipment consisted of the following:

                                                             September 30,
                                                                 1997
                                                             -------------
  Computer equipment                                         $  21,150,950
  Furniture, fixtures, and office  equipment                       980,934
  Leasehold improvements                                           334,328
                                                             -------------
                                                                22,466,212
  Less accumulated depreciation and amortization                 6,390,866
                                                             -------------
                                                             $  16,075,346
                                                             =============

4.  Short-Term Borrowings


As of September 30, 1997, the Company had a short-term line of credit arrangement with a bank which allowed for aggregate borrowings up to $700,000. As of September 30, 1997, $500,000 was outstanding under this arrangement. Borrowings under this arrangement bear interest at the Horizon Bank of Virginia's prime lending rate plus 1 1/2% per annum. As of September 30, 1997, the Company has accrued $12,881 of interest on this line of credit. The agreement expires on September 25, 1998. The line of credit is personally guaranteed by an officer and stockholder of the Company. See Note 6.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

5.  Commitments


Operating Leases
The Company leases office space and various office and computer equipment under non-cancelable operating lease agreements. The leases generally provide for renewal terms and the Company is required to pay a portion of the common areas' expenses including maintenance, real estate taxes and other expense. Rent expense for the nine months ended September 30, 1996 and 1997 was $224,024 and $802,556, respectively . The Company is also required to pay additional rent based on certain percentages of revenues recorded by the various stores (kiosks) when the revenues exceed certain predetermined amounts. The Company has not incurred any significant additional rent charges to date. As of September 30, 1997, payments due under non-cancelable operating leases are as follows:

      Three months ended December 31, 1997                   $   253,627
                                      1998                       661,893
                                      1999                       507,623
                                      2000                       461,279
                                      2001                       354,114
                                Thereafter                       241,450
                                                           -------------
                                                             $ 2,479,986
                                                           =============

Capital Leases
The Company leases certain computer equipment as a result of sales-leaseback agreements, which will be accounted for as capital leases. The Company recorded approximately $120,000 of deferred gain related to the difference between the sales price of the equipment and present value of the minimum lease payments. The Company will amortize the deferred gain to other income over the lease term. Computer equipment and accumulated amortization related to this equipment amounted to $1,956,407 and $969,486, respectively, at September 30, 1997. Amortization related to capital leased equipment is included in depreciation and amortization expense. The non-cash portion of these transactions has been excluded from the Statements of Cash Flows.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

5.    Commitments (continued)


Capital Leases (continued)

Future minimum lease payments under the capital leases are as follows:

       Three months ended December 31, 1997                    $  204,005
                                       1998                       701,015
                                       1999                       427,921
                                                             -------------
                                                                1,332,941
       Less interest                                             (146,814)
                                                             -------------
       Present value of net minimum payments                    1,186,127
       Less current portion                                      (601,525)
                                                             -------------
                                                               $  584,602
                                                             =============

Letters of Credit
During 1996, in connection with capital lease agreements, the Company obtained several letters of credit with a financial institution in the amounts of the lease obligations. As collateral for these letters of credit, the financial institution required that the Company invest certain amounts in certificate of deposits at the financial institution. The total amount of cash restricted in connection with these letters of credit is approximately $770,000. The certificates of deposit bear interest at a rate of 4.7%, mature in one year and are renewable at the option of the financial institution. The letters of credit expire in 1997 and 1998 and will be automatically renewed by the financial institution for an additional one year period for each year under which the capital lease obligations are outstanding.

Employment Agreements
During 1996 and 1997, the Company executed employment agreements with certain key executives under which the Company is required to pay the following base salaries annually over the next three years:

       Three months ended December 31, 1997                  $ 182,500
                                       1998                    360,000
                                       1999                    360,000
                                                      ----------------
                                                             $ 902,500
                                                      ================

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

5.   Commitments (continued)


Other Commitments
Effective January 31, 1997, the Company entered into an ISP License Agreement with a vendor. The Company agreed to license a minimum of 1,000,000 software mailbox products in exchange for $3,000,000, which is to be paid in quarterly installments over the next three years. After exceeding the 1,000,000 software mail box products, the Company may license additional mailbox products for a fee of $3.00 per mailbox.

6.  Related Party Transactions


Effective January 1, 1997, the Company entered into a five year management agreement with the Erol's Computer & TV/VCR (the "Affiliated Company"). Pursuant to this agreement, the Company will provide office space, general and administrative services, sales services and print advertising services to the Affiliated Company in exchange for a management fee. The management fee is based on actual direct labor charges to the Affiliated Company and an allocation of facilities costs based on square feet used by the Affiliated Company. During the nine months ended September 30, 1997, the management fee amounted to $21,374. The $21,374 is included in accounts receivable as of September 30, 1997. During December 1997, the parties agreed to terminate the agreement effective December 31, 1997.

The Company executed a promissory note agreement with an Individual (the "Individual"), an officer and stockholder of the Company, and the Affiliated Company, whereby the Company agreed to loan $350,000 to the Individual and the Affiliated Company. The note bears annual interest at a rate equivalent to the federal rate, defined by the Internal Revenue Code. The balance of the note plus compounded interest will become due to the Company three weeks after the date on which the short-term line of credit arrangement expires and the Individual has been released as a guarantor of the line of credit arrangement with the bank.

The Company purchased computer equipment for resale and internal use from the Affiliated Company. During the nine months ended September 30, 1997, purchases amounted to $402,985.

Since inception in August 1995 through December 31, 1996, Erols Internet paid certain expenses related to the Affiliated Company on behalf of the Affiliated Company. These expenses amounted to $808,590 for the nine months ended September 30, 1996. Since there is no intention to repay these amounts to the Company, the Company has written off the receivable and has included the amount in other expense in the Statements of Operations.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

7.  Stockholders' Deficit


Equity transactions
In December 1996, the Company completed a private placement to raise total proceeds of approximately $3,000,000 from an outside investor (the "Minority Stockholder"). The Company sold 1,314,469 shares of voting Common Stock at $2.29 per share.

In May 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 131,447 shares of voting Common Stock at $3.80 per share.

In September 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 114,600 shares of voting Common Stock at $4.36 per share.

Stock Option Plan
During 1996, the Company adopted a stock option plan (the "Option Plan") which permits the Company to grant up to 657,234 voting Common Stock options to employees, board members and others who contribute materially to the success of the Company. During 1997 the Company increased the number of options available for grant under the plan to 826,843. Stock options are generally granted at prices which the Company's Board of Directors believes approximates the fair market value of its Common Stock at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of hire. The contractual term of the options is ten years from the date of grant.

In December 1996, the Company issued 328,617 options to a certain officer at an exercise price of $1.18 which was considered to be below fair market value at the time of the option grant. Accordingly, the Company recorded deferred stock compensation of $364,250 which will be amortized to expense over the vesting period of three years beginning in January 1997.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

7.  Stockholders' Deficit (continued)


Stock Option Plan (continued)

Common stock option activity was as follows:

                                                                         Weighted-
                                                                          Average
                                                                         Exercise
                                                         Shares            Price
                                                     -------------     -------------
Outstanding at January 1, 1997                           455,823         $    1.49
 Options granted                                         667,979              2.99
 Options exercised                                        (2,120)             2.29
 Options canceled or expired                             (51,164)             2.29
                                                     -------------     -------------
Outstanding at September 30, 1997                      1,070,518         $    2.39
                                                     =============     =============
Exercisable at September 30, 1997                        227,247         $    1.82
                                                     =============     =============

As of September 30, 1997, there were 82,822 options available for future grants under the Option Plan.

The following table summarizes information about fixed-price stock options outstanding at September 30, 1997:

                           Options Outstanding                        Options Exercisable
                           -------------------                        -------------------
                     Number           Average        Weighted-        Number            Weighted-
 Range of         Outstanding at     Remaining        Average     Exercisable at         Average
 Exercise          September 30,    Contractual       Exercise     September 30,         Exercise
  Prices               1997            Life            Price           1997               Price
----------------  --------------   -------------    -----------   --------------       -----------
Less than $2.30         818,866           9.3          $ 1.84         218,843             $ 1.73
$2.31 - $4.50           251,652           9.9            4.15           8,404               4.12
                  --------------                    -----------   --------------       -----------
$1.18 - $4.50         1,070,518                        $ 2.39         227,247             $ 1.82
                  ==============                    ===========   ==============       ===========

Had compensation expense related to the stock option plan been determined based on the fair value at the grant date for options granted during the nine months ended September 30, 1996 and 1997 consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                                       Nine months ended September 30,
                                                           1996               1997
                                                      ---------------    -------------
Net loss--pro forma                                     $(10,287,183)     $(16,691,211)
                                                      ===============    =============
Net loss per share--pro forma                           $      (4.99)     $      (2.56)
                                                      ===============    =============

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

7.  Stockholders' Deficit (continued)


Stock Option Plan (continued)


The effect of applying SFAS 123 on 1996 and 1997 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 6.5%; and expected life of the option term of 4 years. The weighted average fair values of the options granted in 1997 with a stock price equal to the exercise price is $1.71.

Reserve for Issuance
As of September 30, 1997, the Company had reserved 11,153,340 shares of Preferred Stock and Common Stock options for future issuances.


8.  Income Taxes


Net deferred income tax assets are as follows:

                                                   September 30,
                                                       1997
                                               ---------------------
        Unearned revenues                        $         6,601,444
        Operating loss carryforwards                       2,675,532
        Other                                                116,739
        Depreciation                                        (167,367)
                                               ---------------------
        Deferred tax assets                                9,226,348
        Valuation allowance                               (9,226,348)
                                               ---------------------
        Net deferred tax assets                  $               -
                                               =====================

At September 30, 1997, the Company has net operating loss carryforwards of approximately $7,041,000. Operating loss carryforwards expire in 2012.

                             EROLS INTERNET, INC.

                                  (UNAUDITED)

9.   Contingencies


     On September 1, 1997, a motion for judgment was filed against the Company in Virginia state court by the Company's former Vice President, Marketing. The motion for judgment alleges breach of contract and wrongful termination and seeks punitive and compensatory damages of approximately $1,000,000. Additionally, the Company's former Vice President, Marketing seeks to exercise certain stock options. Discovery has just been initiated and, therefore, it is premature to reach an opinion on liability or the extent of exposure. However, the Company believes that it has a meritorious defense and is conducting a vigorous defense. The Company doesn't believe that the conclusion of this matter will materially affect the Company's financial position or results of operations.


10.  Subsequent events


     On December 4, 1997, the Board of Directors and stockholders of the Company approved a 1 for 2.3583672 reverse stock split of the Company's $0.001 par value voting Common Stock, which became effective on December 5, 1997. In addition, the Company eliminated the authorized non-voting Common Stock. All references in the accompanying financial statements to the number of shares of Common Stock and per share amounts have been restated to reflect the split.

================================================================================
No dealer, sales representative or other person has been authorized in connection with this offering to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Shares or by anyone in any jurisdiction in which such offer or solicitation is unlawful or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                   ---------
                               TABLE OF CONTENTS

Prospectus Summary.............................
Risk Factors...................................
Use of Proceeds................................
Dividend Policy................................
Dilution.......................................
Capitalization.................................
Selected Financial Data........................
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations...................................
Business.......................................
Management.....................................
Principal and Selling Stockholders.............
Certain Transactions...........................
Description of Capital Stock...................
Shares Eligible for Future Sale................
Underwriting...................................
Legal Matters..................................
Experts........................................
Available Information..........................
Glossary.......................................
Index to Financial Statements..................

                              ------------------

Until      , 1998, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                             EROLS INTERNET, INC.



                              2,917,000 Shares

                                    of

                                Common Stock



--------------------------------------------------------------------------------

                                 PROSPECTUS

--------------------------------------------------------------------------------




                                 GERARD KLAUER
                             MATTISON & CO., INC.

                            EVEREN Securities, Inc.

                              FERRIS, BAKER WATTS
                                 Incorporated




                                                              ,1998



================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.


     SEC Registration..........................................    $13,215
     NASD Filing Fee...........................................      4,861
     Nasdaq National Market Listing Fee........................     39,000
     Blue Sky Fees and Expenses ...............................     10,000
     Transfer Agent and Registrar Fees and Expenses............     10,000
     Accounting Fees and Expenses..............................    130,000
     Legal Fees and Expenses...................................    300,000
     Printing and Engraving....................................    100,000
     Miscellaneous.............................................     17,924
                                                                ----------
          Total................................................   $625,000
                                                                ==========

---------

Item 14. Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant has limited the liability of its directors for money damages in Article VIII of its Amended and Restated Certificate of Incorporation (its "Charter"), which reads as follows:

        No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for (i) any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law; or (iv) any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the General Corporation Law is hereafter amended to authorize further elimination or a limitation on the liability of a director of a corporation, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

         Any repeal or modification of this Article VIII by (i) the stockholders of the Corporation or (ii) amendment to the General Corporation Law of Delaware (unless such statutory amendment specifically provides to the contrary) shall not adversely affect any right or protection, existing immediately prior to the effectiveness of such repeal or modification with respect to any acts or omissions occurring either before or after such repeal or modification, of a person serving as a director at the time of such repeal or modification.

         Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Registrant has provided for indemnification of directors, officers, employees and agents in Article VII of its Charter, which reads as follows:

         The Corporation shall indemnify, and advance expenses to, its directors, officers, employees and agents, and all persons who at any time served as directors, officers, employees or agents of the Corporation, to the maximum extent permitted, and in the manner provided by, Section 145 of the Delaware General Corporation Law, as amended, or any successor provisions, and shall have power to make any other or further indemnity permitted under the laws of the State of Delaware. The indemnification provided for herein shall not be deemed exclusive of any other right to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         Any repeal or modification of this Article VIII by (i) the stockholders of the Corporation or (ii) amendment to the General Corporation Law of Delaware (unless such statutory amendment specifically provides to the contrary) shall not adversely affect any right or protection, existing immediately prior to the effectiveness of such repeal or modification with respect to any acts or omissions occurring either before or after such repeal or modification, of a person serving as a director at the time of such repeal or modification.


                                     II--2

         In addition, Section 5 of Article VII of the Bylaws of the Registrant, as amended, provides as follows:

         The Corporation shall indemnify and advance expenses to, its directors, officers, employees and agents, and all persons who at any time served as directors, officers, employees or agents of the Corporation, to the fullest extent permitted, and in the manner provided by, Section 145 of the Delaware General Corporation Law, as amended, or any successor provisions, and shall have power to make any other or further indemnity permitted under the laws of the State of Delaware. Without limiting the foregoing, to the fullest extent permitted by the Delaware General Corporation Law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to these Bylaws.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

         The following sets forth certain information regarding sales of, and other transactions with respect to, securities of the Company issued within the past three years, which sales and other transactions were not registered pursuant to the Securities Act. All information reported below takes into account the 2.3583672-for-1 reverse split of the Company's Common Stock effected on December 5, 1997.

         On December 2, 1996, the Registrant reincorporated under the laws of the State of Delaware. 4,272,023 shares of Common Stock were issued to Erol Onaran, the Company's sole stockholder, in connection with the reincorporation.

         Pursuant to a Stock Purchase Agreement dated December 28, 1996, the Company sold a total of 1,314,469 shares of Common Stock to Gold & Appel Transfer, S. A. ("Gold & Appel") at a price of $2.29 per share (for total consideration of approximately $3,000,000).

         Pursuant to a Stock Purchase Agreement dated May 8, 1997, the Company sold to Gold & Appel 131,447 shares of Common Stock at a price of $3.80 per share (for total consideration of $500,000).


                                     II--3

         Pursuant to a Stock Purchase Agreement dated September 15, 1997, the Company sold to Gold & Appel 114,600 shares of Common Stock at a price of $4.36 per share (for total consideration of $500,000).

         Through November 10, 1997, the Company granted incentive stock options to purchase a total of 813,417 shares of Common Stock pursuant to the Stock Plan at exercise prices ranging from $2.29 to $4.55 per share. These options vest in three increments of one-third each on the first, second and third anniversary of the date of grant subject to acceleration under certain circumstances. Of such options, options to purchase 4,240 shares have been exercised, options to purchase 70,244 shares have been canceled and options to purchase 738,933 shares remain outstanding.

         On December 28, 1996, the Company granted to Dennis J. Spina, the President and Chief Executive Officer, nonqualified stock options to purchase a total of 328,617 shares of Common Stock at an exercise price of $1.18 per share in connection with his employment agreement. These options vest in increments of one-third each on August 13, 1997, 1998, and 1999, subject to an acceleration under certain circumstances.

         Except as may be set forth above, no underwriters were engaged in connection with any of the foregoing sales of securities. The securities issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder.


                                     II--4

         Item 16. Exhibits and Financial Statement Schedules.



         (a)    The following exhibits are filed as part of this Registration
Statement:


1.1**     Form of Underwriting Agreement.

3.1**     Amended and Restated Certificate of Incorporation of Erol's Internet, Inc.

3.2**     Bylaws of Erol's Internet, Inc., as amended.

4.1**     Form of Specimen of Common Stock Certificate.

5.1**     Opinion of Venable, Baetjer and Howard, LLP with regard to the legality of securities being registered.

10.1*     Management Agreement between Erol's Computer & TV/VCR Service, Inc. and Erol's
          Internet, Inc., dated January 1, 1997.

10.2*     Asset Purchase Agreement by and among Erol's Internet, Inc., Erol Onaran, and Erol's
          Computer and TV/VCR Service, Inc., dated December 28, 1996.

10.3*     Promissory Note by Erol Onaran and Erol's Computer & TV/VCR Service, Inc. in
          favor of Erol's Internet, Inc., dated December 28, 1996.

10.4*     Stock Purchase Agreement by and among Erol's Internet, Inc., Erol Onaran, Dennis J.
          Spina, and Gold & Appel Transfer, S.A., dated December 28, 1996.

10.5*     Stockholders Agreement by and among Erol's Internet, Inc., Erol Onaran, and Gold &
          Appel Transfer, S.A., dated December 28, 1996, as amended.

10.6*     Registration Rights Agreement by and among Erol's Internet, Inc. and Gold & Appel
          Transfer, S.A., dated December 28, 1996, as amended.

10.7*     Stock Purchase Agreement by and among Erol's Internet, Inc., Erol Onaran, and Gold
          & Appel Transfer, S.A., dated May 8, 1997.

10.8*     Stock Purchase Agreement by and among Erol's Internet, Inc., Erol Onaran, and Gold
          & Appel Transfer, S.A., dated September 15, 1997.

10.9*     Employment Agreement between Erol's Internet, Inc. and Dennis J. Spina, dated
          August 12, 1996.

10.10*    Employment Agreement between Erol's Internet, Inc. and Orhan E. Onaran, dated
          December 27, 1996.

10.11*    Employment Agreement between Erol's Internet, Inc. and Salvatore M. Quadrino, dated September 2, 1997.

10.12*    Erol's Internet, Inc. Stock Plan, as amended, including Forms of Qualified and Non-
          Qualified Stock Option Grant Agreements, as amended.

10.13*    Non-Qualified Stock Option Agreement by and among Erol's Internet, Inc., Erol
          Onaran, and Dennis Spina, dated December 28, 1996.



                                     II--5


10.14**   Agreement of Lease between 7921 Woodruff Court Partnership and OEO,
          Inc., dated August 5, 1992, as amended on September 28, 1992, as amended on December 12, 1994.

11.1*     Statement regarding computation of loss per share

23.1*     Consent of Ernst & Young LLP, Independent Auditors

23.2**    Consent of Venable, Baetjer and Howard, LLP (included in their opinion filed as Exhibit 5.1).

24.1*     Powers of Attorney (included in Signature Pages)

27.1*     Financial Data Schedule



(b) The following financial statement schedule together with the Report of Independent Auditors thereon is filed as part of this Registration
         Statement:

         Schedule II.  Valuation and Qualifying Accounts.

---------

*        Filed herewith.

**       To be filed by amendment.



                                     II--6

Item 17. Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Charter or Bylaws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared to be effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                     II--7

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Springfield, Virginia, on the 5th day of December 1997.



                                     EROL'S INTERNET, INC.


                                     By: /s/ Dennis J. Spina
                                        ---------------------------------------
                                          Dennis J. Spina
                                          President and Chief Executive Officer




                               POWER OF ATTORNEY



         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dennis J. Spina and Salvatore M. Quadrino and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



                                     II--8

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                 Title                              Date
-------------------------------------------   ---------------------------------         ---------------

/s/ Dennis J. Spina                           Chairman, President and Chief             December 1, 1997
-------------------------------------------   Executive Officer (Principal
Dennis J. Spina                               Executive Officer)




/s/ Salvatore M. Quadrino                     Vice President,  Treasurer and            December 5, 1997
-------------------------------------------   Chief Financial Officer (Principal
Salvatore M. Quadrino                         Financial and Accounting Officer)




/s/ Erol M. Onaran                            Vice Chairman                             December 1, 1997
-------------------------------------------
Erol M. Onaran



/s/ Orhan E. Onaran                           Director                                  December 1, 1997
-------------------------------------------
Orhan E. Onaran



/s/ Walt Anderson                             Director                                  December 5, 1997
-------------------------------------------
Walt Anderson



/s/ David A. Stortz                           Director                                  November 28, 1997
-------------------------------------------
David A. Stortz


                                      II--9

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors
Erols Internet, Inc.

  We have audited the financial statements of Erols Internet, Inc. as of December 31, 1995 and 1996 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996 and have issued our report thereon dated July 31, 1997, except Note 9, as to which the date is December 4, 1997, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16 (b) of this Registration Statement. The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



                                                  /s/ Ernst & Young LLP


Vienna, Virginia
July 31, 1997, except Note 9, as to which the date is December 4, 1997

          SCHEDULE 1 - VALUATION AND QUALIFYING ACCOUNT AND RESERVE
                                (in thousands)

Erols Internet, Inc.

                                             Balance at
       Classification                       Beginning of                                          Balance at End
                                               Period             Additions       Deductions         of Period
                                               ------
Allowance for doubtful accounts:
Period ended December 31, 1995                   --                  --               --                 --
Year ended December 31, 1996                     --                  42               --                 42

                                      S-1